SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	T	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A copy of 2015 interim report of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 26, 2015.

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings
of Principal Shareholders
8	Chairman’s Statement
10	Business Review and Prospects
14	Management’s Discussion and Analysis
25	Significant Events
35	Directors, Supervisors and Senior Management
36	Financial Statements
149	Documents for Inspection
150	Confirmation from the Directors and Senior Management

This interim report contains forward-looking statements. All statements, other than statements of historical facts, that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company may differ materially from these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 26 August 2015 and, unless otherwise required by the relevant regulatory authorities, undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (THE “BOARD”) AND THE BOARD OF SUPERVISORS OF SINOPEC CORP. AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE SUBSTANTIAL SHAREHOLDERS OF SINOPEC CORP. MR. ZHANG HAICHAO DID NOT ATTEND THE SECOND MEETING OF THE SIXTH SESSION OF THE BOARD DUE TO OFFICIAL DUTIES. MR. ZHANG HAICHAO AUTHORISED MR. ZHANG JIANHUA, DIRECTOR OF SINOPEC CORP., TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD AT THE MEETING. MR. WANG YUPU, CHAIRMAN OF THE BOARD, MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, MR. WANG XINHUA, CHIEF FINANCIAL OFFICER, AND MR. WANG DEHUA, HEAD OF THE CORPORATE FINANCE DEPARTMENT WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM RESULTS OF SINOPEC CORP. FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2015.

THE INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2015 OF SINOPEC CORP. AND ITS SUBSIDIARIES, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (“ASBE”) OF THE PEOPLES REPUBLIC OF CHINA (“PRC”), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS CERTIFIED PUBLIC ACCOUNTANTS RESPECTIVELY, BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED OPINIONS ON THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT.

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
“Sinopec Corp.”: China Petroleum & Chemical Corporation;
“Company”: Sinopec Corp. and its subsidiaries;
“China Petrochemical Corporation”: Our controlling shareholder, China Petrochemical Corporation;
“Sinopec group”: China Petrochemical Corporation and its subsidiaries;
Sinopec CB: the RMB 23 billion corporate bond convertible to A shares of Sinopec Corp. issued in 2011;
CSRC: China Securities Regulatory Commission;
ASBE: China Accounting Standards for Business Enterprises;
IFRS: International Financial Reporting Standards.

CONVERSIONS
For domestic production of crude oil, 1 tonne = 7.1 barrels, for overseas production of crude oil, 1 tonne = 7.20 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中国石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Wang Yupu

AUTHORISED REPRESENTATIVE
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail: ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp.’s information disclosure media and access places in the reporting period.

A Shares:	Shanghai Stock Exchange
Stock name: 中國石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 0386

ADR:	New York Stock Exchange
Stock code: SNP

London Stock Exchange
Stock code: SNP

REGISTRATION CHANGES DURING THE REPORTING PERIOD
Sinopec Corp. has renewed its Business License, whereas the Legal Representative is changed to Mr. Wang Yupu and the registration capital is changed to RMB 121,071,209,646 on 1 June 2015. The registration administration office of Sinopec Corp. has changed to Beijing Administration for Industry and Commerce.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)       Principal accounting data

	Six-month periods ended 30 June		Changes over the same period of the
	2015	2014	preceding year
Items	RMB million	RMB million	(%)
Operating income	1,040,362	1,356,172	(23.3)
Net profit attributable to equity shareholders of the Company	24,427	31,430	(22.3)
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	23,431	31,354	(25.3)
Net cash flows from operating activities	67,442	58,214	15.9

	At 30 June 2015	At 31 December 2014	Changes from the end of last year
Items	RMB million	RMB million	(%)
Total equity attributable to equity shareholders of the Company	681,474	594,483	14.6
Total assets	1,470,355	1,451,368	1.3

(2)       Principal financial indicators

	Six-month periods ended 30 June		Changes over the same period of the
	2015	2014	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.202	0.269	(24.9)
Diluted earnings per share	0.202	0.268	(24.6)
Basic earnings per share after deducting extraordinary gain/loss items	0.194	0.269	(27.9)
Weighted average return on net assets (%)	3.81	5.37	(1.56)
			percentage points
Weighted average return on net assets after deducting	3.66	5.36	(1.70)
extraordinary gain/loss items (%)			percentage points

(3)       Extraordinary items and corresponding amounts:

Items	Six-month period ended 30 June 2015 (gain)/loss RMB million
Loss on disposal of non-current assets	61
Donations	51
Gain on holding and disposal of various investments	(568)
Other extraordinary income and expenses, net	(1,041)
Subtotal	(1,497)
Tax effect	374
Total	(1,123)
Attributable to:
Equity shareholders of the Company	(996)
Minority interests	(127)

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)       Principal accounting data

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2015	2014	preceding year
Items	RMB million	RMB million	(%)
Operating profit	40,543	52,268	(22.4)
Net profit attributable to owners of the Company	25,394	32,543	(22.0)
Net cash generated from operating activities	67,442	58,214	15.9

			Changes
	As of 30 June	As of 31 December	from the end
	2015	2014	of last year
Items	RMB million	RMB million	(%)
Equity attributable to owners of the Company	680,085	593,041	14.7
Total assets	1,470,355	1,451,368	1.3

(2)       Principal financial indicators

			Changes
			over the same
	Six-month periods ended 30 June		period of the
	2015	2014	preceding year
Items	RMB	RMB	(%)
Basic earnings per share	0.211	0.279	(24.4)
Diluted earnings per share	0.211	0.277	(23.8)
Return on capital employed (%)	3.46	4.19	(0.73)
			percentage points

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL OF SINOPEC CORP.

								Unit: shares

	Before Change		Increase/Decrease					After Change
		Percentage	New shares	Bonus	Conversion				Percentage
	Number of shares	(%)	issued	issued	from reserve	Others	Sub-total	Number of shares	(%)
RMB ordinary shares	92,766,957,040	78.43	—	—	—	2,790,814,006*	2,790,814,006	95,557,771,046	78.93
Foreign shares listed domestically	—	—	—	—	—	—	—	—	—
Foreign shares listed overseas	25,513,438,600	21.57	—	—	—	—	—	25,513,438,600	21.07
Others	—	—	—	—	—	—	—	—	—
Total Shares	118,280,395,640	100	—	—	—	2,790,814,006	2,790,814,006	121,071,209,646	100

*:
During the reporting period, a total number of 136,471,210 Sinopec CB had been converted in to the A shares of Sinopec Corp., resulting a total number increase of 2,790,814,006 A shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

As at 30 June 2015 there were a total of 915,654 shareholders of Sinopec Corp., of which 909,358 were holders of A shares and 6,296 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).
(1)       Top ten shareholders

					Unit: shares
					Number
		Percentage			of shares subject
	Nature of	of shareholdings	Total number of	Changes of	to pledged or
Name of Shareholders	shareholders	(%)	shares held	shareholdings1	lock-ups
China Petrochemical Corporation	State-owned share	70.80	85,720,671,101	0	0
HKSCC (Nominees) Limited2	H share/A share	21.06	25,491,959,763	89,624,054	Unknown
國泰君安證券股份有限公司	A share	0.11	138,963,306	(153,928,530)	0
中科匯通（深圳）股權投資基金有限公司	A share	0.10	120,572,789	120,572,789	0
中國人民人壽保險股份有限公司－分紅－個險分紅	A share	0.09	108,446,810	108,446,810	0
卡塔爾控股有限責任公司－自有資金	A share	0.07	89,996,185	0	0
中國工商銀行－上證50交易型開放式指數證券投資基金	A share	0.07	86,080,144	48,592,450	0
王戎	A share	0.05	57,872,279	24,837,779	0
中國人民人壽保險股份有限公司－傳統－普通保險產品	A share	0.04	49,999,968	49,999,968	0
中國證券金融股份有限公司	A share	0.04	49,825,774	(218,331,082)	0

Note:
1. As compared with the number of shares as at 31 December 2014.
2. Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total share capital of Sinopec Corp. which is included in the total number of shares held by HKSCC (Nominees) Limited.

Statement on the connected relationship or acting-in-concert among the aforementioned shareholders:

Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders, except that 中國人民人壽保險股份有限公司－分紅－個險分紅 and 中國人民人壽保險股份有限公司－傳統－普通保險產品 are managed by 中國人民人壽保險股份有限公司.

(2)       Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance as at 30 June 2015

		Number of	As a percentage
		shares with	of total interests
		interests held	(H share) of
		or regarded as	Sinopec Corp.
Name of shareholders	Status of shareholders	being held	(%)
JPMorgan Chase & Co.	Beneficial owner	717,517,817 (L)	2.81(L)
		310,108,377 (S)	1.22(S)
	Investment manager	370,144,100 (L)	1.45(L)
	Trustee (other than a bare trustee)	16,600 (L)	0.00(L)
	Custodian corporation/Approved lending agent	1,375,606,223 (L)	5.39(L)
Blackrock, Inc.	Interests of corporation controlled	1,825,428,399 (L)	7.15(L)
	by the substantial shareholder	14,043,700 (S)	0.06(S)
Schroders Plc	Investment manager	1,275,857,318 (L)	5.00(L)

Note:	(L): Long position, (S): Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER

There was no change in the controlling shareholder or the de facto controller in the reporting period.

CHAIRMAN’S STATEMENT

Mr. Wang Yupu, Chairman

Dear shareholders and friends,

Thank you for the trust and support that you and the Board of Directors have on me, I am honored to be elected to serve as Director and Chairman of the Sixth Session of Board of Directors of Sinopec Corp. in May this year. On behalf of the new session of the Board, I would like to express my sincere gratitude to all of you.

Since its debut on the capital market in 2000, with the support from our shareholders and the society at large, Sinopec Corp. has, over the past 15 years, continuously improved its corporate governance, expanded its business and enhanced its competitiveness by riding on the rapid growth of Chinese market, leveraging its integrated advantages, and deepening reform and continuous commitment to excellence. In the first half of this year, despite the slowdown of domestic economy and low oil prices, the Company managed to navigate through the challenging and complicated market environment and achieved solid operating results.

In the first half of 2015, the total turnover and other operating revenue under IFRS was RMB 1,040.4 billion, 23.3% lower than the same period of last year. Profit attributable to shareholders of the company was RMB 25.4 billion, 22% lower than the same period of last year. Equity attributable to shareholders of the Company increased by 14.7% and the liability-to-asset ratio was down by 9.04 percentage points. Taking into consideration of our cash flow, future development and shareholders’ interest, the Board of Directors declared an interim dividend of RMB 0.09 per share, unchanged from the same period of last year. Total dividend to be paid will amount to RMB 10.896 billion, up by RMB 384 million from the same period of last year.

Sinopec has entered into a new historical era. The Company is facing challenges from the changing global political and economic landscape, the shifting of growth engine in Chinese economy, and volatilities in the industry and the market. But at the same time, the Company also has unprecedent growth opportunities. The Company is drafting its 13th Five-Year-Plan. We’ll proactively adapt to the New Normals in China’s economic growth and the mega-trend of the world’s economy and the business cycle. We will prioritise on reforms, consolidation of resources, integrated operations, innovation and value creation. We will further develop our growth strategies to seize the opportunities arising from the nation’s strategic initiatives which include the “One Belt, One Road” initiative, the Coordinated Development of Beijing, Tianjin and Hebei, the development of Yangtze River Economic Zone and the Made in China 2025 plan.

The Company will focus more on reforms. We will prepare our overall reform plan by using the top-down procedure, focusing on the enhancement of operating and management efficiency, labor productivity and efficiency of the state-owned capital. Meanwhile, we’ll focus on the innovation of the management system and mechanism, promoting integrated operations, professional management and market-oriented operation with an objective of strengthening dynamics and competitiveness of the Company.

The Company will focus more on consolidation of resources. We will enhance our ability to access resources, which comprises of conventional oil and gas resources and unconventional ones such as shale gas; energy resources such as refined oil products, chemicals and coal etc, as well as strategic resources such as terminals, storage facilities and pipelines. We will further expand our market resources by leveraging the unique domestic market potentials to strengthen the Company’s capability of mobilising resources both at home and abroad. We will effectively consolidate resources of technology, talent and Big Data to establish a strategic resource management system and lay a solid foundation for the growth of the Company.

The Company will focus more on integrated operations, the business model that we adopted since the Restructuring of Sinopec Corp.. It is a strategic advantage for us to address various difficulties and challenges. Going forward, with the aim to maximise the overall value of the Company, through market-oriented approaches, we will implement integrated operations and professional management, facilitate the optimisation of resources across business segments, regions and subsidiaries, promote the coordinated development of both traditional and emerging businesses and enhance overall competitiveness of the company.

The Company will focus more on innovations. We will deploy our chain of innovation initiatives along the business chain and improve our funding chain along the innovation chain. The Company will promote innovation in science and technology, management, business model, and financial services to release the driving and multiplier effect of innovations, and accelerate the upgrading and improvement of our core businesses.

The Company will focus more on value creation. We will be committed to value creation and improvement throughout the complete process of corporate reform and development, production and operation, as well as corporate management, which comprises of economic, social and cultural values. Economic value creation means performance accretion, which will bring long-term sustainable value addition in corporate capital and assets. To create social value is to assume the role of a corporate citizen and be committed to safe production, environment protection and social responsibilities to promote green, low-carbon, healthy and sustainable growth. To enrich cultural value is to promote the honorable legacy from Chinese oil and petrochemical industry, including full commitment and dedication, together with a positive working style of “Stringent, Meticulous and Solid”. Value creation in economic, social and cultural aspects will be supportive to each other and collectively promote the progress of both the Company and the society.

We will formulate the corporate strategies in consideration of the overall economic and social development. Taking resource consolidation as the foundation, reform and innovation as the driving force, and integrated operations and value creation as the measures, we will make Sinopec stronger and better in development quality and bigger in development space with the dedication to enhancing the growth potential of the Company, contributing to the nation, rewarding our shareholders, serving the society and benefiting our employees.

Sinopec is equipped with abundant resources, a professional and capable management team and dedicated employees. I am confident that we will work closely as a team to lead Sinopec to a brighter future. We are looking forward to the continuous support from our shareholders and the society as a whole. With your whole-hearted support, our Board of Directors and management team will continue to be highly diligent, responsible and dedicated to leading our employees to achieve a sustainable and healthy growth of the Company, and creating better returns for the nation, our shareholders and employees and the society at large.

Wang Yupu
Chairman

Beijing, China
26 August 2015

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2015, the global economic recovery remained slow. China’s GDP grew by 7.0%. The domestic demand of crude oil maintained a steady growth, increasing 4.8% year on year, and natural gas demand growth slowed down, up 2.1% year on year. Refined oil products demand continue to diversify following last year’s trend with a slower growth rate. Gasoline and kerosene consumption increased substantially while diesel dropped slightly. The total consumption of refined oil products grew by 3% compared with the same period of last year. Quality upgrading of oil products was accelerated. Domestic oil products prices were adjusted timely in line with the international oil price changes. Domestic demand for chemicals maintained a steady growth with the ethylene equivalent consumption up by 2.5% compared with the same period of last year.

The international crude oil prices plunged in the second half of last year and fluctuated at low level in the first half of this year. The average spot price of Platts Brent for the first half of this year was USD 57.84 per barrel, 46.90% lower than the same period of last year.

1	PRODUCTION AND OPERATIONS

(1)       Exploration and Production
The Company took effective measures in low oil price environment in the first half of 2015, including optimising the exploration and production plans, setting up flexible investment decision making mechanism and cutting high-cost crude oil production. In exploration, we attained new discoveries and commercial flows in marine facies gas fields in the west of Sichuan. In development, the Fuling shale gas project progressed steadily.

Oil and gas production in the first half was 232.95 million barrels of oil equivalent, down by 1.7% compared with same period of last year. Domestic and overseas crude oil production amounted to 147.47 million barrels and 26.60 million barrels respectively while natural gas production reached 353.26 billion cubic feet.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Oil and gas production (mmboe)	232.95	237.01	(1.71)
Crude oil production (mmbbls)	174.07	177.88	(2.14)
China	147.47	154.15	(4.33)
Overseas	26.60	23.73	12.09
Natural gas production (bcf)	353.26	354.80	(0.43)

(2)       Refining
The Company, while focusing on profitability, optimised the crude oil allocation and processing plans, adjusted the product slate and utilisation rate, and increased the yield of high value-added products, such as high-spec gasoline. We brought our scale advantages into full play to control the unit cost. We actively promoted the quality upgrading of refined oil products and provide high standard fuels to the market. We took advantages of specialised by improving our dedicated marketing network, we optimised the sales of other refining products such as lubricants, LPG, asphalt, etc. In the first half of 2015, we processed 119 million tonnes of crude oil, up by 2.7% compared with the first half of 2014. Refined oil products output rose by 4.4% with jet fuel and high-spec gasoline up by 18.9% and 18.2% respectively.
Refining: Summary of Operations

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Refinery throughput (million tonnes)	118.89	115.81	2.66
Gasoline, diesel and kerosene production (million tonnes)	74.75	71.62	4.37
Gasoline (million tonnes)	27.02	24.94	8.34
Diesel (million tonnes)	35.82	36.67	(2.32)
Kerosene (million tonnes)	11.90	10.01	18.88
Light chemical feedstock production (million tonnes)	19.07	19.96	(4.46)
Light yield (%)	76.69	76.83	(0.14)
			percentage points
Refining yield (%)	94.98	94.63	0.35
			percentage points

Note: Includes 100% of production of joint ventures.

(3)       Marketing and Distribution
In the first half of 2015, in light of the changes in supply and demand, the Company optimised marketing structure to increase retail volume and single station throughput. We accelerated the transformation from an oil products supplier to a comprehensive service provider by complimenting the rapid development of non-fuel business with that of fuel business and achieving volume and profit growth.

In the first half of 2015, the total sales volume of refined oil products grew by 5.3% to 92.97 million tonnes, of which domestic sales were 83.92 million tonnes, up 3.6% from the same period of previous year. Revenue from our non-fuel business reached RMB 13.33 billion, an increase of 85.4% from the same period in 2014.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2015	2014	(%)
Total sales volume of refined oil products (million tonnes)	92.97	88.26	5.34
Total domestic sales volume of refined oil products (million tonnes)	83.92	81.04	3.55
Retail (million tonnes)	58.19	56.55	2.90
Direct sales and Wholesale (million tonnes)	25.73	24.49	5.06
Annualised average throughput per station (tonne/station)	3,816	3,712	2.80

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2015	2014	(%)
Total number of Sinopec-branded service stations	30,514	30,551	(0.12)
Company-operated	30,501	30,538	(0.12)

(4)       Chemicals
In the first half of 2015, the Company further optimised feedstock and product mix to achieve better cost efficiency. We put our efforts in R&D, production and marketing of new products, and maintained production volume growth in high value-added products, the ratio of performance compound in synthetic resin and differentiation rate of synthetic fiber rose to 57.7% and 81.0% respectively, up by 1.4 and 2.4 percentage points compared with the same period of last year. The chemical segment achieved better performance by strengthening the coordination between production and marketing.

In the first half of 2015, ethylene production reached 5.457 million tonnes, up 7.3% from the same period of last year, and chemical sales volume was 30.3 million tonnes, up 3.8% compared with the same period of last year.

Major Chemical Products: Summary of Operations	Unit of production: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2015	2014	(%)
Ethylene	5,457	5,084	7.34
Synthetic resin	7,476	6,965	7.34
Synthetic fiber monomer and polymer	4,322	4,105	5.29
Synthetic fiber	638	646	(1.24)
Synthetic rubber	453	483	(6.21)

Note: Includes 100% of production of joint ventures.

2	HEALTH, SAFETY AND THE ENVIRONMENT
In the first half of 2015, the Company fully implemented safety responsibilities at all levels, conducted specific safety inspections, and took identification and management on potential hazards. We made optimal adjustments to emergency response system and promoted HSE conformance. Hence we maintained work safety in general.

We pay close attention to environment protection, energy saving, emission reduction as well as green and low-carbon development. We promoted Contract Energy Management and construction of energy management system, and implemented “Clear Water and Blue Sky” program. Comparing to the same period last year, the Company’s energy intensity was down by 2.77%, COD in discharged wastewater was down by 4.09%, SO2 emission was down by 4.84%, NOx emission was down by 4.23%, Ammoniacal Nitrogen emission was down by 3.91%.

3	CAPITAL EXPENDITURES
The Company focused on quality and profitability of business expansions, and optimised its assets portfolio and investment. A number of key projects have been well underway. CAPEX for the first half was RMB 23.508 billion. CAPEX for E&P was RMB 13.418 billion, mainly for exploration and development in Shengli oil field, Tahe oil field and Sichuan Basin, the LNG projects in Guangxi and Tianjin, pipeline-boosting for Sichuan to East China Gas Transmission Project, construction of pipelines exporting gas from Fuling shale gas filed, Jinan-to-Qingdao Gas Transmission Pipeline II Project, and overseas projects. CAPEX for Refining was RMB 3.187 billion, mainly for refinery revamping and gasoline and diesel quality upgrading projects in Qilu and Jiujiang refineries. CAPEX for Marketing and Distribution was RMB 3.781 billion, mainly for developing and renovating service stations, building oil products pipelines, oil depots and other storage facilities, and specific projects for safety hazards rectification and vapor recovery. We newly developed 207 service stations in the first half of 2015. CAPEX for Chemicals was RMB 2.519 billion, mainly for the East Ningxia coal chemical project and the Wuhan ethylene project. CAPEX for Corporate and Others was RMB 603 million, mainly for R&D facilities and IT application projects.

BUSINESS PROSPECTS
Looking into the second half, the world’s economy is expected to recover slowly. China’s economy will maintain its steady growth. With a general over supply situation of international crude oil market, the oil price is expected to fluctuate at a low level. Domestic demand for oil and gas is anticipated to grow. The overall demand for oil products and chemicals will grow steadily with the consumption mix to be further adjusted. Given n the current state, the Company will undertake initiatives in the following key areas.

In exploration and development, we will step up new technology development and application to promote progressive exploration and reservoir evaluation in oil-rich sag in East China, Tahe oil field and the west rim of Junggar Basin. In natural gas development, we will promote the development and assessment in the gas fields of Erdos, Sichuan basin and Songliao Basin, and push ahead with Fuling shale gas field development so as to deliver the 1st phase capacity building target of 5 billion cubic meters. In the second half of the year, we expect to produce 177 million barrels of crude oil and 537 billion cubic feet of natural gas.

In refining, we will continue to adopt a market-oriented and profitability-driven strategy, optimise production plan and ensure safe and stable operations. We will fine-tune crude oil resources allocation to lower crude cost, and accelerate oil products quality upgrading. The Company will actively expand marketing of lubricants, LPG and asphalt. Meanwhile, we will actively control costs to improve cost competitiveness. We plan to process 122.7 million tonnes of crude oil in the second half.

In marketing and distribution, we will intensify market analysis and forecast to ensure both sales volume growth and profitability, optimise resource structure to consolidate and expand market share, and put customers first by adopting more proactive retail strategies to stabilise direct sales and distribution volume. We will continuously push forward a market-oriented and specialised development in non-fuel business, strengthen key products marketing and procurement management, and promote transformation from an oil products supplier to a comprehensive service provider. In the second half, we plan to sell 87 million tonnes of refined oil products in the domestic market.

In chemicals, we will proactively adjust the product mix, promote new products R&D in line with expanded production and sales. We will fine-tune the operations of facilities at reasonable utilisation rate and continuously to reduce optimise feedstock mix cost. Meanwhile, we will deepen the inter links amongst production, marketing, research and product application, enhance our marketing strategy and improve customer services. In the second half, we plan to produce 5.6 million tonnes of ethylene.

In the second half, we’ll fully leverage our advantages across the integrated value chain, arrange production and operation for maximum profitability, spare no efforts in expanding market, and intensely keep the cost and expenses under control. We will ensure HSE performance, strengthen our capability in sustainable development and strive for better operating results. In the meantime, we will adapt to and capture the opportunities of the new normals of Chinese economic growth, and set forth the 13th five-year plan of the company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING CONCERNED FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE ABSTRACTED FROM THE COMPANY’S AUDITED INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2015, the Company’s turnover and other operating revenues were RMB 1,040.4 billion, decreased by 23.3% with the same period last year, and operating profit was RMB 40.5 billion, representing a decline of 22.4% from the same period last year.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements for the indicated periods:

	Six-month periods ended 30 June
	2015	2014	Change
	RMB million	RMB million	(%)
Turnover and other operating revenues	1,040,362	1,356,172	(23.3)
Turnover	1,021,692	1,338,164	(23.6)
Other operating revenues	18,670	18,008	3.7
Operating expenses	(999,819)	(1,303,904)	(23.3)
Purchased crude oil, products, and operating supplies and expenses	(770,431)	(1,099,789)	(29.9)
Selling, general and administrative expenses	(32,161)	(33,735)	(4.7)
Depreciation, depletion and amortisation	(46,249)	(43,233)	7.0
Exploration expenses (including dry holes)	(6,031)	(5,552)	8.6
Personnel expenses	(26,593)	(26,754)	(0.6)
Taxes other than income tax	(119,886)	(93,767)	27.9
Other operating income/(expense) net	1,532	(1,074)	—
Operating profit	40,543	52,268	(22.4)
Net finance costs	(3,404)	(8,761)	(61.1)
Investment income and share of profit from associates and joint ventures	4,143	2,252	84.0
Profit before taxation	41,282	45,759	(9.8)
Tax expense	(9,674)	(11,908)	(18.8)
Profit for the period	31,608	33,851	(6.6)
Attributable to:
Owners of the Company	25,394	32,543	(22.0)
Non-controlling interests	6,214	1,308	375.1

(1)       Turnover and other operating revenues
In the first half of 2015, the Company’s turnover was RMB 1,021.7 billion, representing a decrease of 23.6 % over the first half of 2014.

The following table sets forth the external sales volume, average realised prices and respective percentage changes of the Company’s major products in the first half of 2015 as compared with the first half of 2014.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2015	2014	(%)	2015	2014	(%)
Crude oil	4,874	4,450	9.5	2,152	4,195	(48.7)
Natural gas (million cubic meters)	8,777	8,288	5.9	1,571	1,515	3.7
Gasoline	34,626	31,583	9.6	6,881	8,583	(19.8)
Diesel	46,714	46,956	(0.5)	5,133	6,979	(26.5)
Kerosene	11,410	9,787	16.6	3,594	6,012	(40.2)
Basic chemical feedstock	13,983	13,083	6.9	4,508	6,418	(29.8)
Synthetic fibre monomer and polymer	2,887	3,249	(11.1)	6,259	7,355	(14.9)
Synthetic resin	5,851	5,501	6.4	8,187	9,854	(16.9)
Synthetic fibre	689	709	(2.8)	8,046	9,508	(15.4)
Synthetic rubber	579	615	(5.9)	8,730	10,485	(16.7)

Most of the crude oil and a small portion of natural gas produced by the Company were used internally for refining and chemical production with the remainder sold to external customers. In the first half of 2015, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 29.0 billion, decreased by 16.4 % year on year, accounting for 2.8% of the Company’s turnover and other operating revenues. The change was mainly due to the sharp decline of crude oil prices.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by the refining segment and the marketing and distribution segment achieved external sales revenues of RMB 619.0 billion, representing a decrease of 23.5% over the same period of 2014 and accounting for 59.5% of the Company’s turnover and other operating revenues, this was mainly due to the sharp decline of oil product prices offsetting the effect of increase in sales volumes of gasoline, kerosene and other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 519.1 billion, representing a decrease of 21.1% over the same period in 2014, accounting for 83.9% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 99.9 billion, representing a decline of 34.2% compared with the first half of 2014, accounting for 16.1% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 140.8 billion, representing a decrease of 20.6% over the same period of 2014, accounting for 13.5% of its turnover and other operating revenues. The change was mainly due to the decline of chemical products prices which offset the effect of increase in sales volumes of basic chemical feedstock and synthetic resin.

(2)	Operating expenses
In the first half of 2015, the Company’s operating expenses were RMB 999.8 billion, representing a decrease of 23.3% over the first half of 2014. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 770.4 billion in the first half of 2015, representing a decrease of 29.9% over the same period of 2014, accounting for 77.1% of the total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 251.6 billion, representing a decrease of 40.8% over the same period of 2014. Total processed volume of crude oil purchased externally in the first half of 2015 was 89.87 million tonnes (excluding the volume processed for third parties), increased by 3.6% over the first half of 2014. The average unit processing cost of crude oil purchased externally was RMB 2,800 per tonne, decreased by 42.8% over the first half of 2014.

‧	Other purchasing expenses were RMB 518.8 billion, down by 23.1% year on year, mainly due to decline of external raw material purchase prices.

Selling, general and administrative expenses of the Company totaled RMB 32.2 billion, representing a decrease of 4.7% over the first half of 2014.

Depreciation, depletion and amortisation expenses of the Company were RMB 46.2 billion, representing an increase of 7.0% compared with the first half of 2014. This was mainly due to the increase of continuous investments in property, plant and equipment.

Exploration expenses in the first half of 2015 were RMB 6.0 billion, representing an increase of 8.6% compared with the same period in 2014. This was mainly due to the increase of implantation progress of overall exploration workload compared with the same period in 2014.

Personnel expenses were RMB 26.6 billion, representing a decrease of 0.6% over the first half of 2014.

Taxes other than income tax were RMB 119.9 billion, representing an increase of 27.9% compared with the first half of 2014. This was mainly due to the increase of RMB 35.2 billion in consumption tax as a result of increased consumption tax rate, as well as the RMB 4.7 billion increase in city construction tax and educational surcharge; meanwhile the special oil income levy decreased by RMB 12.4 billion as a result of decreased oil price.

(3)	Operating profit
In the first half of 2015, the Company’s operating profit was RMB 40.5 billion, representing a decrease of 22.4% over the same period in 2014, mainly due to international crude oil prices dropped, the profit of upstream segment decreased.

(4)	Net finance costs
In the first half of 2015, the Company’s net finance costs were RMB 3.4 billion, representing a year-on-year decrease of 61.1%, of which: because the Company compressed the occupancy of working capital and improved asset-liability structure and reduced the finance costs, the net interest expense was decreased RMB 2.0 billion; losses from changes in fair value of the Sinopec CB issued by the Company was RMB 0.3 billion, compared with a loss of RMB 2.2 billion in the same period of 2014; gains from foreign currency exchange was RMB 0.2 billion due to slight Renminbi appreciation, compared with a loss of 1.3 billion in the same period of 2014.

(5)	Profit before taxation
In the first half of 2015, the Company’s profit before taxation amounted to RMB 41.3 billion, representing a decrease of 9.8% compared with the first half of 2014.

(6)	Tax expense
In the first half of 2015, income tax expense of the Company totaled RMB 9.7 billion, down by 18.8% from the same period of 2014.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2015, profit attributable to non-controlling shareholders was RMB 6.2 billion, an increase of 375.1% over the same period of 2014, The non-controlling interests of the Company has increased, this was mainly due to the completion of capital injection of Sinopec Marketing Company Limited.

(8)	Profit attributable to Owners of the Company
In the first half of 2015, profit attributable to equity shareholders of the Company was RMB 25.4 billion, representing a decrease of 22.0 % over the same period of 2014.

2	DISCUSSION ON RESULTS OF SEGMENT OPERATION
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified herein, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month periods ended 30 June		Six-month periods ended 30 June		Six-month periods ended 30 June
	2015	2014	2015	2014	2015	2014
	RMB million		(%)		(%)
Exploration and Production Segment
External sales*	32,419	40,446	1.9	1.7	3.1	3.0
Inter-segment sales	37,982	73,381	2.2	3.1
Operating revenues	70,401	113,827	4.1	4.8
Refining Segment
External sales*	65,807	92,929	3.9	4.0	6.3	6.9
Inter-segment sales	419,928	559,040	24.6	23.7
Operating revenues	485,735	651,969	28.5	27.7
Marketing and Distribution Segment
External sales*	563,999	724,550	33.1	30.8	54.2	53.4
Inter-segment sales	1,639	2,377	0.1	0.1
Operating revenues	565,638	726,927	33.2	30.9
Chemicals Segment
External sales*	144,466	180,851	8.5	7.7	13.9	13.3
Inter-segment sales	21,840	32,541	1.3	1.4
Operating revenues	166,306	213,392	9.8	9.1
Corporate and Others
External sales*	233,671	317,396	13.7	13.5	22.5	23.4
Inter-segment sales	182,119	328,294	10.7	14.0
Operating revenues	415,790	645,690	24.4	27.5
Operating revenue
before elimination
of inter-segment sales	1,703,870	2,351,805	100.0	100.0
Elimination of inter-segment sales	(663,508)	(995,633)
Consolidated operating revenues	1,040,362	1,356,172			100.0	100.0

*:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage changes between the first half of 2015 and the first half of 2014.

	Six-month periods ended 30 June
	2015	2014	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	70,401	113,827	(38.2)
Operating expenses	72,227	85,564	(15.6)
Operating (loss)/profit	(1,826)	28,263	—
Refining Segment
Operating revenues	485,735	651,969	(25.5)
Operating expenses	470,415	642,214	(26.8)
Operating profit	15,320	9,755	57.0
Marketing and Distribution Segment
Operating revenues	565,638	726,927	(22.2)
Operating expenses	550,450	708,133	(22.3)
Operating profit	15,188	18,794	(19.2)
Chemicals Segment
Operating revenues	166,306	213,392	(22.1)
Operating expenses	156,203	217,360	(28.1)
Operating profit/(loss)	10,103	(3,968)	—
Corporate and others
Operating revenues	415,790	645,690	(35.6)
Operating expenses	415,014	645,951	(35.8)
Operating profit/(loss)	776	(261)	—
Elimination of inter-segment
profit/(loss)	982	(315)	—

(1)	Exploration and Production Segment

Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2015, operating revenue of the segment was RMB 70.4 billion, representing a decrease of 38.2% over the first half of 2014. This was mainly due to the decline of crude oil prices compared with the same period of last year.

In the first half of 2015, the segment sold 21.24 million tonnes of crude oil, representing a decrease of 1.5%; 9.49 billion cubic meters of natural gas, representing an increase of 7.5% over the first half of 2014. The average realised selling price of crude oil and natural gas were RMB 2,147 per tonne and RMB 1,589 per thousand cubic meters, representing a decrease of 48.0% and an increase of 4.6% respectively over the same period of 2014.

In the first half of 2015, the operating expenses of the segment were RMB 72.2 billion, representing a decrease of 15.6% over the first half of 2014. This was mainly due to the following:

‧	Due to the increases of investments of oil and gas properties, the depreciation and depletion increased RMB 0.6 billion compared with the same period of 2014;

‧	Due to the decline of crude oil prices, special oil income levy, resources tax and other taxes decreased RMB 14.4 billion compared with the same period of 2014.

In the first half of 2015, lifting cost was RMB 711 per tonne of oil equivalent, representing a year-on-year decrease of 2.5%, this was mainly due to the strict control over costs and expenses.

The operating loss of this segment was RMB 1.8 billion in the first half of 2015, representing a decrease of RMB 30.1 billion in operating profit compared with the same period of 2014 due to the sharp decline of the international crude oil prices.

(2)	Refining Segment

Business activities of the refining segment include purchasing of crude oil from third parties and the exploration and production segment of the Company as well as processing of crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2015, operating revenue of the segment was RMB 485.7 billion, representing a decrease of 25.5% over the same period of 2014. This was mainly attributable to the decreased price of refined oil products.

The following table sets forth the sales volumes, average realised prices and the respective percentage changes of the Company’s major refined oil products of the segment in the first half of 2015 and of 2014.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2015	2014	(%)	2015	2014	(%)
Gasoline	25,264	23,401	8.0	6,376	8,048	(20.8)
Diesel	32,715	33,045	(1.0)	4,951	6,547	(24.4)
Kerosene	6,617	6,036	9.6	3,617	5,967	(39.4)
Chemical feedstock	18,093	19,153	(5.5)	3,164	5,752	(45.0)
Other refined petroleum products	25,516	23,979	6.4	3,102	4,115	(24.6)

In the first half of 2015, the sales revenue of gasoline was RMB 161.1 billion, representing a decrease of 14.5% over the same period of 2014, accounting for 33.2% of the segment’s operating revenue.

In the first half of 2015, the sales revenue of diesel was RMB 162.0 billion, representing a decrease of 25.1% over the same period of 2014, accounting for 33.4% of the segment’s operating revenue.

In the first half of 2015, the sales revenue of kerosene was RMB 23.9 billion, representing a decrease of 33.6% over the same period of 2014, accounting for 4.9% of the segment’s operating revenue.

In the first half of 2015, the sales revenue of chemical feedstock were RMB 57.3 billion, representing a decrease 48.0% over the same period of 2014, accounting for 11.8% of the segment’s operating revenue.

In the first half of 2015, the sales revenue of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock was RMB 79.2 billion, representing a decrease of 19.8% over the same period of 2014, accounting for 16.3% of the segment’s operating revenue.

In the first half of 2015, the segment’s operating expenses were RMB 470.4 billion, representing a decrease of 26.8% over the same period of 2014, mainly attributable to the decline in crude oil prices.

In the first half of 2015, the average processing cost was RMB 2,825 per tonne, representing a decrease of 42.0% over the same period of 2014. Total refining throughput was 113.47 million tonnes (excluding volume processed for third parties), representing an increase of 3.1% over the first half of 2014. In the first half of 2015, the total cost of crude oil processed was RMB 320.5 billion, representing a decrease of 40.2% over the same period of 2014, accounting for 68.1% of the segment’s operating expenses, a decrease of 15.4 percentage points over the first half of 2014.

In the first half of 2015, the unit refining cash operating cost (defined as operating expenses less the cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB 158.4 per tonne, representing an increase of 1.9% compared with that in the first half of 2014, which was mainly due to the increase of operating costs related to oil products quality upgrading project.

In the first half of 2015, the refining margin (defined as sales revenues less crude oil and refining feedstock costs and taxes other than income tax, divided by the throughput of crude oil and refining feedstock) was RMB 347.8 per tonne, representing an increase of 15.8% over the same period of 2014.

The segment improved the margin level of refined oil products by promoting the oil products quality upgrade projects and optimisation of product mix. The segment realised an operating profit of RMB 15.3 billion in the first half of 2015, representing an increase of RMB 5.6 billion over the same period of 2014.

(3)	Marketing and Distribution Segment
The business of the marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2015, the operating revenue of the segment was RMB 565.6 billion, decreased by 22.2% over the same period of 2014, which was mainly due to the decline of gasoline and diesel prices compared with same period of 2014.

In the first half of 2015, the sales revenue of gasoline was RMB 238.5 billion, representing a decrease of 12.1% over the same period of 2014; the sales revenue of diesel and kerosene was RMB 240.9 billion and RMB 41.0 billion, a decrease by 26.9% and a decrease by 30.3% respectively over the same period of 2014.

The following table sets forth the sales volumes, average realised prices, and respective percentage changes of the segment’s four major refined oil products in the first half of 2015 and 2014, including detailed information about retail, direct sales and wholesale of gasoline and diesel:

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2015	2014	(%)	2015	2014	(%)
Gasoline	34,661	31,605	9.7	6,880	8,583	(19.8)
Retail	28,580	26,020	9.8	7,151	8,823	(19.0)
Direct sales and Wholesale	6,081	5,585	8.9	5,610	7,465	(24.8)
Diesel	46,933	47,176	(0.5)	5,133	6,982	(26.5)
Retail	24,961	26,682	(6.5)	5,677	7,315	(22.4)
Direct sales and Wholesale	21,972	20,494	7.2	4,515	6,549	(31.1)
Kerosene	11,410	9,787	16.6	3,594	6,012	(40.2)
Fuel oil	12,164	12,554	(3.1)	2,496	4,301	(42.0)

In the first half of 2015, the operating expenses of the segment were RMB 550.5 billion, representing a decrease of 22.3% compared with the first half of 2014. This was mainly due to substantial decline in procurement costs compared with the same period of 2014, resulting from the low level of international oil prices.

In the first half of 2015, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxes other than income tax, depreciation and amortisation, divided by the sales volume) was RMB 179.7 per tonne, representing a decrease of 6.3% compared with that in the first half of 2014. This was mainly due to enhancement control of logistic costs and operating costs, and reduction on commodity circulation expenses.

In the first half of 2015, the segment’s operating profit was RMB 15.2 billion, representing a decrease of RMB 3.6 billion over the same period of 2014, mainly due to weak diesel demand and smaller realised spread.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2015, operating revenue of the chemicals segment was RMB 166.3 billion, representing a decrease of 22.1% over the same period of 2014, which was mainly due to the decrease of chemical products prices compared with the same period of 2014.

The sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic rubber, synthetic fibre monomer and polymer, synthetic fibre and chemical fertiliser) totaled RMB 158.7 billion, representing a decrease of 21.6% over the same period of 2014, accounting for 95.4% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised price and respective changes of each of the segment’s six categories of chemical products in the first half of 2015 and 2014.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2015	2014	(%)	2015	2014	(%)
Basic organic chemicals	18,545	17,291	7.3	4,410	6,391	(31.0)
Synthetic fibre monomer
and polymer	2,892	3,255	(11.2)	6,259	7,353	(14.9)
Synthetic resin	5,851	5,506	6.3	8,187	9,849	(16.9)
Synthetic fibre	689	709	(2.8)	8,046	9,508	(15.4)
Synthetic rubber	581	616	(5.7)	8,722	10,483	(16.8)
Chemical fertiliser	168	334	(49.7)	1,915	1,652	15.9

In the first half of 2015, the operating expenses of the segment were RMB 156.2 billion, representing a decrease of 28.1% over the first half of 2014, which was mainly due to decrease of prices of chemical feedstock, as well as reduction of other costs and expenses as a result of our active promote cost saving measures including optimisation of raw materials.

The segment’s operating profit during the six-month period ended 30 June 2015 was RMB 10.1 billion, representing an increase of RMB 14.1 billion compared with the same period of 2014, mainly due to the segment’s optimisation of products mix. At the same time, the segment seized the opportunity of the recovery of chemical products margin and improved the profitability.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2015, the operating revenues generated from Corporate and Others were RMB 415.8 billion, representing a decrease of 35.6% over the first half of 2014, including RMB 414.2 billion revenue from trading of crude oil, refined oil products and other products, which decreased by 35.7% over the same period last year.

In the first half of 2015, the operating expenses for corporate and others were RMB 415.0 billion, representing a decrease of 35.8% over the same period of 2014, including RMB 412.0 billion trading expenses of crude oil, refined oil products and other products by the trading subsidiaries of the Company, a decrease of 35.9% over the same period last year.

In the first half of 2015, operating loss amounted to RMB 0.8 billion, among which operating profit realised by the specialised subsidiaries such as trading companies were RMB 2.2 billion, research and headquarters expenses were RMB 1.4 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS

(1) Assets, liabilities and equity
Units: RMB million

	At 30 June	At 31 December	Amount of
	2015	2014	changes
Total assets	1,470,355	1,451,368	18,987
Current assets	395,555	360,144	35,411
Non-current assets	1,074,800	1,091,224	(16,424)
Total liabilities	683,398	805,791	(122,393)
Current liabilities	506,913	604,257	(97,344)
Non-current liabilities	176,485	201,534	(25,049)
Total equity attributable to equity shareholders of the Company	680,085	593,041	87,044
Share capital	121,071	118,280	2,791
Reserves	559,014	474,761	84,253
Non-controlling Interests	106,872	52,536	54,336
Total equity	786,957	645,577	141,380

As at 30 June 2015, the Company’s total assets were RMB 1,470.4 billion, representing an increase of RMB 19.0 billion compared with that at the end of 2014, of which:

‧
Current assets were RMB 395.6 billion, representing an increase of RMB 35.4 billion with that at the end of 2014. This was mainly increase in cash and cash equivalents of RMB 63.2 billion due to the capital injection made by non-controlling interests to Sinopec Marketing Company Limited, inventories decreased by RMB 13.4 billion; prepayments and other current assets decreased by RMB 15.6 billion.

‧
Non-current assets were RMB 1,074.8 billion, representing a decrease of RMB 16.4 billion with that at the end of 2014, which was mainly due to the decrease of construction in progress by RMB 12.5 billion.

As at 30 June 2015, the Company’s total liabilities were RMB 683.4 billion, representing a decrease of RMB 122.4 billion compared with that at the end of 2014, of which:

‧
Current liabilities were RMB 506.9 billion, representing a decrease of RMB 97.3 billion with that at the end of 2014, which was mainly due to the decrease of trade accounts payable by RMB 34.4 billion, accrued expenses and other payables by RMB 40.3 billion and short-term debts by RMB 13.8 billion.

‧	Non-current liabilities were RMB 176.5 billion, representing a decrease of RMB 25.0 billion with that at the end of 2014, which was mainly due to the decrease of long-term debts by RMB 28.6 billion.

As at 30 June 2015, total equity attributable to equity shareholders of the Company was RMB 680.1 billion, representing an increase of RMB 87.0 billion compared with that at the end of 2014, which was mainly due to the capital premium from capital injection to Sinopec Marketing Company Limited by non-controlling interests, conversion of Sinopec CB and increased retained earnings from the net profit for this period.

(2)	Cash Flow
The following table sets forth the major items on the consolidated cash flow statements for the first half of 2015 and 2014.

Units: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2015	2014	in amount
Net cash generated from operating activities	67,442	58,214	9,228
Net cash generated from investing activities	(54,982)	(62,653)	7,671
Net cash generated from financing activities	51,039	2,531	48,508
Net increase/(decrease) in cash and cash equivalents	63,499	(1,908)	65,407

In the first half of 2015, net cash generated from operating activities was RMB 67.4 billion, representing an increase of RMB 9.2 billion in cash inflow over the first half of 2014. This was mainly due to the decrease of occupancy of working capital over the first half of 2014.

In the first half of 2015, net cash generated from investing activities was RMB 55.0 billion, representing a decrease of RMB 7.7 billion in cash outflow compared with the same period last year, which was mainly caused by the reduction of investment scale.

In the first half of 2015, net cash generated from financing activities was RMB 51.0 billion, representing an increase of RMB 48.5 billion in cash inflow from the same period of last year, this was mainly due to cash inflow caused by capital injection to Sinopec Marketing Company Limited from non-controlling interests which amounted to RMB 105.0 billion, and partly offset by the cash outflow caused by repayment of high interest bearing debts.

As of 30 June 2015, the Company’s cash and cash equivalents (exchange rates effects excluded) were RMB 72.5 billion, an increase of RMB 63.5 billion as of 31 December 2014.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of this report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 148 in this report.

(1)	Under ABSE, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Operating income
Exploration and Production Segment	70,401	113,827
Refining Segment	485,735	651,969
Marketing and Distribution Segment	565,638	726,927
Chemicals Segment	166,306	213,392
Corporate and Others	415,790	645,690
Elimination of inter-segment sales	(663,508)	(995,633)
Consolidated operating income	1,040,362	1,356,172
Operating profit/(loss)
Exploration and Production Segment	(2,129)	27,735
Refining Segment	14,132	9,241
Marketing and Distribution Segment	14,421	19,149
Chemicals Segment	9,999	(4,284)
Corporate and Others	452	(333)
Elimination of inter-segment sales	982	(315)
Financial expenses, gain/(loss) from changes in fair value and investment income	1,427	(6,361)
Consolidated operating profit	39,284	44,832
Net profit attributable to equity shareholders of the Company	24,427	31,430

Operating profit: In the first half of 2015, the operating profit of the Company was RMB 39.3 billion, representing a decrease of 12.4% over the same period of 2014. This was mainly due to the decrease of upstream operating profits which caused by the sharp decline of crude oil prices.

Net profit: In the first half of 2015, net profit attributable to the equity shareholders of the Company was RMB 24.4 billion, a 22.3% decrease as compared with the first half of 2014.

(2)	Financial data prepared under ASBE:

	At 30 June	At 31 December
	2015	2014	Changes
	RMB million	RMB million	RMB million
Total assets	1,470,355	1,451,368	18,987
Non-current liabilities	175,024	200,016	(24,992)
Shareholders’ equity	788,418	647,095	141,323

Total assets: As of 30 June 2015, the Company’s total assets were RMB 1,470.4 billion, representing an increase of RMB 19.0 billion compared with that at the end of 2014. Current assets increased RMB 35.4 billion was mainly due to the completion of capital injection of Sinopec Marketing Company Limited and the decrease in inventories; non-current assets decreased RMB 16.4 billion due to the decrease in construction in progress.

Non-current liabilities: As of 30 June 2015, the Company’s non-current liabilities were RMB 175.0 billion, decreased by RMB 25.0 billion from that at the end of 2014, which was mainly due to conversion of the Sinopec CB and the decrease in long-term loans.

Shareholders’ equity: As of 30 June 2015, total shareholders’ equity of the Company was RMB 788.4 billion, representing an increase of RMB 141.3 billion compared with that at the end of 2014, which was mainly due to the completion of capital injection of Sinopec Marketing Company Limited, conversion of the Sinopec CB and increased retained earnings from the net profit for the reporting period.

(3)	The results of the principal operations by segments

				Increase/	Increase/	Increase/
				(decrease) of operating	(decrease) of operating	(decrease) of gross profit
	Operating		Gross profit	income on	cost on	margin on
	income	Operating cost	margin*	a year-on-year	a year-on-year	a year-on-year
Segment	(RMB million)	(RMB million)	(%)	basis (%)	basis (%)	basis (%)
Exploration and Production	70,401	54,748	17.6	(38.2)	2.5	(20.0)
Refining	485,735	346,809	5.0	(25.5)	(37.9)	2.1
Marketing and Distribution	565,638	524,976	7.0	(22.2)	(23.0)	0.9
Chemicals	166,306	146,249	11.6	(22.1)	(29.6)	9.2
Corporate and Others	415,790	411,441	1.0	(35.6)	(35.9)	0.4
Elimination of inter-segment
sales	(663,508)	(664,489)	N/A	N/A	N/A	N/A
Total	1,040,362	819,734	9.7	(23.3)	(28.6)	1.3

*:	Gross profit margin = (Operating income – Operating cost, tax and surcharges) / Operating income

SIGNIFICANT EVENTS

1	CORPORATE GOVERNANCE
(1)
During the reporting period, Sinopec Corp., in compliance with domestic and overseas laws and regulations on securities, continuously enhanced its corporate governance. Sinopec Corp. legitimately completed the election of the new session of the Board of Directors as well as the election of the new session of the Board of Supervisors and appointed new senior management. On the annual general meeting of shareholders for the Year 2014, the members of the Sixth Session of Board of Directors and members of the Sixth Session of Board of Supervisors were elected. On the same day, The Board appointed Mr. Wang Yupu as the Chairman and elected the new members of four committees under the Board including the Strategy Committee, the Audit Committee, the Remuneration and Appraisal Committee and Social Responsibility Management Committee. The Board of Supervisors appointed Mr. Liu Yun as the Chairman. The Company revised the articles of association of Sinopec Corp. (Articles of Association) and meticulously prepared the post-oriented trainings on all directors, supervisors and senior management. The Company constantly enhanced the information disclosure and the investor relations and strengthened the communication with stakeholders which were well recognised by the investors and the capital markets. The Company has advocated green and low-carbon development and continuously implemented Energy Conservation Campaign and Clean Water & Blue Sky Campaign. As the unity holding the rotating presidency of the Global Compact Network China, the Company has actively participated in all the events of the UN Global Compact.

(2)
During the reporting period, none of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or punished administratively or criticised publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

	(3)	Equity interests of directors, supervisors and other senior management

As of 30 June 2015, apart from 13,000 A shares of Sinopec Corp. held by Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

As required by the Hong Kong Stock Exchange, all the directors of Sinopec Corp. have confirmed that they have complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) during the reporting period. Save as disclosed above, the directors, supervisors and other senior management of Sinopec Corp. and their associates did not hold shares, bonds or any interest or short position (including any interest or short position in shares that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (the “Ordinance”)) in the shares of Sinopec Corp. or any associated corporation (Please refer to the Interpretation of Part XV of the Ordinance), which, according to Divisions 7 and 8 of Part XV of the Ordinance, shall be informed to Sinopec Corp. and Hong Kong Stock Exchange, or pursuant to Section 352 of the Ordinance, shall be registered on the designated register as required by the Ordinance, or the Model Code contained in the Hong Kong Listing Rules, shall be informed to Sinopec Corp. or Hong Kong Stock Exchange. As required by the Hong Kong Stock Exchange, Sinopec Corp. has formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Management and Changes in Shares as well as the Model Code of Securities Transactions by Company Employees (the “Rules and the Code”) to stipulate securities transaction by relevant employees. The standards of the Rules and the Code are no less exacting than those set out in the Model Code. Upon specific inquiries by Sinopec Corp., all the directors confirmed that they have complied with the required standards of the Model Code as well as those of the Rules and the Code.

	(4)	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with A.5 of the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of the candidates for directorship by all the members of the Board will better serve the operation needs of Sinopec Corp., such as, the duties of the nomination committee set out in the Corporate Governance Code performed by the Board.

Besides, the chairman and members of the Audit Committee and Remuneration and Appraisal Committee, due to other business duties, did not attend the annual general meeting of shareholders for the year 2014 as required under E1.2 of the Corporate Governance Code. None of the shareholders raised questions to the Audit Committee and the Remuneration and Appraisal Committee at such meeting.

Save as disclosed above, during the reporting period, Sinopec Corp. have complied with the code provisions set out in the Corporate Governance Code.

	(5)	Review of the Interim Report
The Audit Committee of Sinopec Corp. has reviewed and agreed with the Interim Report.

2	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2014

Upon its approval at the annual general meeting of the Sinopec Corp. for the year 2014, Sinopec Corp. distributed the final dividend of RMB 0.11 per share (tax inclusive). The final dividend for 2014 has been distributed to shareholders on and before 30 June 2015 who were registered as existing shareholders as at 18 June 2015. Combined with of the interim dividend of RMB 0.09 per share (tax inclusive), the total cash dividend for the year 2014 amounted to RMB 0.20 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six-month ended 30 June 2015

As approved by the 2nd meeting of the Sixth Session of the Board, the interim dividend for the six-month ended 30 June 2015 will be RMB 0.09 per share (tax inclusive) based on the total number of shares as of 22 September 2015 (the Record Date).

The Sinopec Corp’s 2015 interim profit distribution proposal is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 30 September 2015 (Wednesday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 22 September 2015 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration of transfer, no later than 4:30 p.m. on Tuesday, 15 September 2015. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 16 September 2015, to Tuesday, 22 September 2015 (both dates inclusive).

The dividend will be denominated and declared in Renminbi (RMB), and distributed to domestic and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollar. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong dollar as published by the People’s Bank of China one week preceding the date of declaration of dividends, being Wednesday, 26 August 2015.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority and withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends to them with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (the “Extra Amount”) due to the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp.. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, those enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

3	ISSUANCE OF CONVERTIBLE BONDS
The credit rating of China Petrochemical Corporation, the guarantor of Sinopec CB, by Moody’s remained at Aa3 and by Standard & Poor’s remained at AA–.

At the end of the reporting period, the liability-to-asset ratio of Sinopec Corp. was 46.48%, representing a decrease of 9.04 percentage points compared with the end of last year. This is attributed to the capital injection of Sinopec Marketing Co. Ltd., repayment of high interest rate loans and completion of Sinopec CB conversion to shares, which significantly changes the asset and debt structure. The credit rating of Sinopec Corp. by Moody’s remained at Aa3 and by Standard & Poor’s remained at AA–. The domestic long-term credit rating of Sinopec Corp. remained at AAA.

	(1)	Issuance and delisting of convertible bonds

Sinopec Corp. issued A share convertible bonds of RMB 23 billion on 23 February 2011 (bond code: 110015). The par value and issuance price of Sinopec CB are both RMB 100/bond. Sinopec CB was issued with a term of six years, with annual coupon rate at 0.5%, 0.7%, 1.0%, 1.3%, 1.8% and 2.0%, respectively. The initial conversion price was RMB 9.73 per share. It was listed on the Shanghai Stock Exchange on 7 March 2011. For further details, please refer to the Announcement of Issuance of A Share Convertible Bonds by Sinopec Corp. and the Announcement of the Listing of A Share Convertible Bonds by Sinopec Corp. published on the websites of the Shanghai Stock Exchange and Sinopec Corp. The Company has used all of the proceeds in the following projects: the Wuhan Ethylene project, the Anqing Refinery Revamping Project, the Shijiazhuang Refinery Revamping Project, the Yulin-Jinan Natural Gas Pipeline Project and the Rizhao-Yizheng Crude Oil Pipeline Project.

Conversion Price Adjustment of Sinopec CB

	Conversion price after adjustment
Date of adjustment	(RMB per share)	Reason for adjustment
20 June 2011	9.60	Dividend distribution
19 September 2011	9.50	Dividend distribution
27 December 2011	7.28	Downward adjustment
28 May 2012	7.08	Dividend distribution
17 September 2012	6.98	Dividend distribution
19 June 2013	5.22	Dividend distribution, the bonus issue of
		shares and capitalisation of share premium
12 September 2013	5.13	Dividend distribution
3 June 2014	4.98	Dividend distribution
24 September 2014	4.89	Dividend distribution

On 26 January 2015, the terms of conditional redemption of Sinopec CB were triggered. On the 22nd meeting of the fifth session of the Board of the Company, the Board reviewed and approved the proposal for the redemption of Sinopec CB, and decided to exercise the right of redemption of Sinopec CB. As of the Redemption Record Date (11 February 2015), a total of 4,623,769,047 A shares had been converted from Sinopec CB, and the total outstanding value of Sinopec CB registered at the China Securities Depository and Clearing Corporation Limited Shanghai Branch was RMB 52,776,000. On 17 February 2015, the total value of redemption payments and interest accrued that were paid by the Company was RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange.

4	CORPORATE BONDS ISSUED & INTEREST PAYMENTS

On 21 May 2010, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 11 billion and RMB 9 billion with a fixed annual interest rate of 3.75% and 4.05% respectively. On 9 June 2010, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 19 May 2010. On 21 May 2015, Sinopec Corp. had paid in full the interest accrued for the fifth interest payment year and 5-year domestic corporate bonds had been delisted from the Shanghai Stock Exchange.

On 1 June 2012, Sinopec Corp. issued 5-year and 10-year domestic corporate bonds which amounted to RMB 13 billion and RMB 7 billion with a fixed annual interest rate of 4.26% and 4.90% respectively. On 13 June 2012, the above-mentioned corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to the relevant announcements published in China mainland newspapers, namely China Securities Journal, Shanghai Securities News, and Securities Times on 30 May 2012. On 1 June 2015, Sinopec Corp. had paid in full the interest for the third interest payment year.

On 18 April 2013, Sinopec Capital Limited (2013), a wholly owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities, 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually in arrears on 24 April and 24 October, beginning on 24 October 2013. During the reporting period, Sinopec Corp. has paid in full the current-period interest.

During the reporting period, United Credit ratings Co., Ltd. (the “Rating Agency”) provided continuing credit rating for 10-year domestic corporate bond issue by Sinopec Corp. on 21 May 2010, 5-year and 10-year domestic corporate bonds issued by Sinopec Corp. on 1 June 2012 (“Corporate Bonds”). The Rating Agency kept the AAA for the credit rating of the above-mentioned Corporate Bonds. The long term credit rating and the rating outlook of Sinopec Corp. remained at AAA and stable respectively.

5	THE INCREASED SHAREHOLDINGS OF SINOPEC CORP.’S A SHARE BY CHINA PETROCHEMICAL CORPORATION

On 8 July 2015, the Company was informed by China Petrochemical Corporation that, Sinopec Group proposed to increase its shareholding in the Company through acquisitions of the Company’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on 8 July 2015 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 8 July 2015) of the total issued share capital of the Company (“the “Shareholding Increase”).

As of 9 July 2015, Sinopec Group had increased its shareholding in the Company by way of acquiring 72,000,000 A shares during the Increase Period, representing approximately 0.06% of the total issued share capital of the Company. Before the Shareholding Increase, Sinopec Group directly and indirectly held 86,273,821,101 shares of the Company, representing approximately 71.26% of the total issued share capital of the Company. Following the Increase of Shareholding, Sinopec Group directly and indirectly held 86,345,821,101 shares of the Company, representing approximately 71.32% of the total issued share capital of the Company. Sinopec Group undertakes not to reduce its shareholding in the Company during the Increase Period and the statutory period.

6	RESTRUCTURING OF MARKETING SEGMENT

On 19 February 2014, the 14th meeting of the fifth session of the Board considered and approved the proposal to begin the restructuring of Sinopec Corp.’s marketing segment. On 12 September 2014, Sinopec Marketing Co., Ltd. (hereinafter referred to as “Marketing Co.”) entered into a Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which investors will subscribe for equity interest in Marketing Co. in cash. As of 6 March 2015, the above-mentioned 25 investors had made an aggregate capital contribution of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Marketing Co. and subscribed for a 29.5849% shareholding interest in Marketing Co.

For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 20 February 2014, 26 March 2014, 2 April 2014, 1 July 2014, 15 September 2014, 6 January 2015 and 7 March 2015. For the relevant details, please also refer to the disclosures made on the website of the Hong Kong Stock Exchange.

7	MAJOR PROJECTS
(1)	Fuling Shale Gas Project

The company continues the capacity-building project for the first phase in 2015. This project consists mainly of drilling 117 new wells and constructing shale gas gathering and transmission facilities. The new production capacity will be 2.5 billion cubic meters for this year. 61% of the 2015 plan has been completed in the first half of 2015. The Fuling Shale Gas transportation pipelines have been put into operation.

(2)	Guangxi LNG project
The Guangxi LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a receiving capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed and put into operation in 2015.

(3)	Tianjin LNG project

The Tianjin LNG project consists mainly of the construction of one wharf and one terminal designated for LNG with a receiving capacity of 3 million tonnes per year and auxiliary transportation pipelines for natural gas. It is expected to be completed in 2016.

8	CONNECTED TRANSACTIONS IN THE REPORTING PERIOD

Sinopec Corp. and China Petrochemical Corporation entered into a number of agreements with respect to continuing connected transactions, including the mutual supply agreement, the community services agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property license agreement and safety production insurance fund document.

Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the connected transactions of the Company during the year was RMB 79.584 billion. Among the expenses, purchases amounted to RMB 44.454 billion, representing 4.45% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) amounted to RMB 34.977 billion, auxiliary and community services amounted to RMB 3.266 billion. The housing rent paid by the Company amounted to RMB 0.226 billion. The rent for use of land was RMB 5.313 billion. Interest expenses amounted to RMB 0.672 billion. Sales amounted to RMB 35.130 billion, representing 3.38% of the total amount of this type of transaction for the reporting period, including RMB 35.055 billion for sales of products and services, RMB 0.004 billion for agency commission income, and RMB 0.071 billion for interest income.

9	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the period	Amount incurred	Balance at the end of the period	Balance at the beginning of the period	Amount incurred	Balance at the end of the period
Sinopec Group	The Company	15,095	628	15,723	28,102	(10,141)	17,961
	parent and its subsidiaries
Other related parties	Associates and the joint ventures	2,184	658	2,842	348	(79)	269
Total		17,279	1,286	18,565	28,450	(10,220)	18,230
Fund from Sinopec Corp. to the controlling shareholder and its	RMB 628 million
subsidiaries in the reporting period
Balance of fund from Sinopec Corp. to the controlling shareholder and	RMB 15,723 million
its subsidiaries
Reason for provision of funds between related parties	As a result of normal business activities
Settlement of funds provided between related parties	Implemented according to the contract, without any overdue
Related undertakings in accordance with the funds	None
Impacts on operating results and financial position	No material negative impact

10	SIGNIFICANT LITIGATION, ARBITRATION OR MATTERS DRAWN MEDIA’S NEGATIVE ATTENTION RELATING TO SINOPEC CORP.
No significant litigation, arbitration or matter drawn media’s negative attention relating to Sinopec Corp. during the reporting period.

11	OTHER SIGNIFICANT CONTRACT
Save as disclosed by Sinopec Corp., there has been no significant contract which was performed during the reporting period.

12	ASSET TRANSACTION
There has been no asset transaction which was performed during the reporting period.

13	ENTRUSTED CASH ASSETS MANAGEMENT
Except as disclosed by Sinopec Corp., Sinopec has performed no entrusted asset management during the reporting period.

14	ENTRUSTMENT LOANS

Parties	Amount (RMB million)	Term	Interest rate	Purpose	Mortgage or guarantor	Whether overdue or not	Whether connected transaction or not	Whether roll-over or not	Whether involved in lawsuit or not	Major funding source	Connected relationship	Expected return	Gain or loss
Ningbo Gaotou Petroleum Development, Ltd.	300	4 years	5.35%	Working capital loan	None	No	No	No	No	Self-owned fund, non-raising fund	Joint venture	5.35%	Gain
Ningbo Gaotou Petroleum Development, Ltd.	200	5 years	5.60%	Working capital loan	None	No	No	No	No	Self-owned fund, non-raising fund	Joint venture	5.60%	Gain
Maoming-BASF, Ltd.	420	5 years	5.93%	Project construction	None	No	No	No	No	Self-owned fund, non-raising fund	Joint venture	5.93%	Gain

15	DEPOSITS AT SINOPEC FINANCE CO., LTD AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT LTD.

In order to regulate connected transactions between Sinopec Corp. and Sinopec Finance Co. Ltd. (hereinafter referred to as the “Finance Company”, Sinopec’s domestic settlement center) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co. Ltd which covers risk control system and risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that, in case of emergency where the Finance Company has difficulty in payment, it will increase the capital of the Finance Company in accordance with the actual need for the purpose of solving the difficulty in payment.

In order to regulate Connected transactions between Sinopec Corp. and Sinopec Century Bright Capital Investment Limited (hereinafter referred to as “Century Bright Company”, Sinopec Corp.’s overseas settlement center), by strengthening internal risk control and supported by China Petrochemical Corporation, Century Bright Company ensures the security of deposits of Sinopec Corp. in Century Bright Company. China Petrochemical Corporation has developed a number of internal rules, including the Rules for the Internal Control System, Rules for Implementation of Overseas Capital management Methods, Provisional Methods on Overseas Fund Platform Management, which ensures strict compliance for overseas financial services provided by Century Bright Company to the Company. Century Bright Company also established Rules for the Implementation of Internal Control System, which guarantees the standardisation and safety of corporate deposit business. At the same time, as the sole shareholder of Century Bright Company, China Petrochemical Corporation signed a keep well agreement with Century Bright Company in 2013, China Petrochemical Corporation undertakes that in case Century Bright Company has difficulty in payment, it will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

During the reporting period, the deposit of Sinopec Corp. in the Finance Company and Century Bright Company was strictly in compliance with the cap as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the finance company and Century Bright Company can be fully withdrawn for the Company’s use.

16	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB million

Major external guarantees (excluding guarantees for the controlled subsidiaries)

Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amounts of overdue guarantee	Counter- guaranteed	Whether guranteed for connected parties (yes or no) 1
Sinopec Corp.	The company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	136	10 December 2003	10 December 2003 – 10 December 2017	Joint obligations	No	No	—	No	No
Sinopec Great Wall energy chemical industry co., LTD	Wholly owned subsidiary	Zhong An United Coal Chemical Co., Ltd	460	18 April 2014	April 18, 2014 – April 17, 2026	Joint obligations	No	No	—	No	No
SSI	Controlled subsidiaries	New Bright International Development Ltd./ Sonangol E.P.	5,601			Joint obligations	No	No	—	Yes	No
Total amount of guarantees provided during the reporting period2	450
Total amount of guarantees outstanding at the end of reporting period2 (A)	3,677
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period	None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)	21,469
Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)	25,146
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets (%)	3.70%
Guarantees provided for shareholders, de facto controller and connected parties (C)	None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)	2,156
The amount of guarantees in excess of 50% of the net assets (E)	None
Total amount of the above three guarantee items (C+D+E)	2,156
Statement of guarantee undue that might be involved in any joint and several liabilities	None
Statement of guarantee status	None

Note	1:	As defined in the Rules Governing the listing of Stocks on Shanghai Stock Exchange.

2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

17	PERFORMANCE OF THE UNDERTAKINGS

Background	Type of Undertaking	Party	Contents	Time Limit for Performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to the Initial Public Offerings (IPO)	Initial Public Offerings (IPO)	China Petrochemical Corporation
i.  Compliance with the connected transaction agreements;
ii  Solving the issues regarding the legality of the land-use rights certificates and property ownership rights certificates within a specified period of time;
iii  Implementation the Reorganisation Agreement (please refer to the definition of “Reorganisation Agreement” in the H share prospectus of Sinopec Corp.);
iv  Granting licenses for intellectual property rights;
v  Avoiding competition within the same industry; and
vi  Abandonment of business competition and conflict of interest with Sinopec Corp..
				From 22 June 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., China Petrochemical Corporation had made a commitment to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp. in the refining business.
				Within five years commencing on 27 October 2010	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within the next five years in order to avoid competition with Sinopec Corp. with in the chemicals business.	Within five years commencing on 15 March 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a ten-year option to Sinopec Corp, which includes (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within ten years after the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp.. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid item (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				10 years after 29 April 2014 or the date when Sinopec Group acquires the assets	Yes	Yes

As at the end of the reporting period, Sinopec Corp. has made no undertakings in respect of results, asset injections, or asset restructuring that had not been fulfilled, nor did Sinpec Corp. make any profit forecast in relation to any asset or project.

18	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (“SHANGHAI PETRO”), DURING THE REPORTING PERIOD
Grant Date: 6 January 2015
Number of Participants: 214 persons
Number of Share Options Granted: 38,760,000

(1)
Shares granted to Directors, senior management and substantial shareholders of Shanghai Petro
Shanghai Petro granted 2,540,000 A share options to six persons, including Chairman and General Manager Mr. Wang Zhiqing, Vice Chairman and Deputy General Manager Mr. Gao Jinping, Director and Chief Financial Officer Mr. Ye Guohua, Director and Deputy General Manager Mr. Jin Qiang, Director and Deputy General Manager Mr. Guo Xiaojun and Secretary to the Board Mr. Tang Weizhong.

(2)	Shares granted to employees of Shanghai Petro in addition to persons mentioned in item (1) Shanghai Petro granted 36,220,000 A share options to 208 key business personnel.

(3)
Exercise Price under the Initial Grant
The exercise price under the initial grant is RMB 4.20 per share. On the grant date, the closing price of A shares of Shanghai Petro was RMB 4.51 per share, and that of H shares of Shanghai Petro was HK$2.37 per share.

(4)
Validity Period and Exercise Arrangement under the Initial Grant
The validity period of the share options shall be five years commencing from the grant date, but will be subject to the following exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	Determined by the board of directors upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	Commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	Commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	Commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

19	THE AUDIT FIRM

The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants as Sinopec Corp.’s annual external auditors for the year 2015 and the authorisation to the Board to decide on their remuneration was approved at Sinopec’s annual general meeting for the year 2014 on 27 May 2015. The Company has accrued audit fee of RMB 24.19 million for the first half of 2015. The interim financial report has been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants. The Chinese certified accountants signing the report are Li Dan and Chen Na from PricewaterhouseCoopers Zhong Tian LLP.

20	INFORMATION ON EQUITIES OF LISTED COMPANIES AND NON-LISTED FINANCIAL ENTERPRISES DIRECTLY HELD BY SINOPEC CORP.
(1)	At the end of reporting period Sinopec Corp. did not have any direct shareholdings in other listed companies (not including the listed subsidiaries consoldiated by Sinopec Corp.)

(2)	Information on equity shareholdings of non-listed financial enterprises directly held by Sinopec Corp.

Entities	Initial investment (RMB 10,000)	Proportion in total shares at the beginning of period (%)	Proportion in total shares at the end of period (%)	Book value at the end of period (RMB 10,000)	Gain/loss during the reporting period	Change of shareholders’ interests during the reporting period	Accounting item	Origin of shares
Beijing International Trust Co., Ltd.	20,000	14.29	14.29	20,000	3,200	—	Financial assets available for sale	Investment
Bank of Zhengzhou Co., Ltd.	1,000	0.25	0.25	1,000	—	—	Financial assets available for sale	Debt to shares
Total	21,000	—	—	21,000	3,200	—	—	—

21	OTHER IMPORTANT ITEMS AND THEIR IMPACT AND DESCRIPTION OF THE SOLUTION
None.

22
PROFIT WARNING AND DESCRIPTION FOR THE POSSIBLE NET LOSSES OR SIGNIFICANT DECREASE IN AGGREGATE NET PROFIT FROM THE BEGINNING OF THE YEAR TO THE NEXT REPORTING PERIOD COMPARED WITH THE CORRESPONDING PERIOD LAST YEAR.

Not applicable

23	CORE COMPETITIVENESS ANALYSIS

The Company is a large scale vertically integrated energy & petrochemical company with upstream, mid-stream and downstream operations. The Company ranks first among all enterprises in China in terms of revenue; In respect of refining capacity, it ranks first in China and second globally; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China and the 4th in the world, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company strong resistance against risks, as well as remarkable capabilities in delivering stable profitability.

The Company enjoys a favorable location which is close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products by the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, its capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil & gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding detailed management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in technology covering a wide range of subjects. The four platforms for technology advancement is taking shape, which includes exploration and development of oil & gas, refining, chemicals and commonly applied technologies. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities as an enterprise, and carries out the green & low carbon development strategy to pursue a sustainable pattern of development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

24	SHAREHOLDINGS OF MAJOR SUBSIDIARIES
The Subsidiary whose net profit or investment income accounts for more than 10% of the Company’s net profit:

Company Name	Principal Business	Net profit/ Investment Income (RMB million)	Percentage of shares held (%)
Sinopec Marketing Co., Ltd.	Sales of refined oil products	12,150	70.42

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1	INFORMATION ON APPOINTMENT AND TERMINATION OF ENGAGEMENT OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
On 27 Apirl 2015, Mr. Wang Tianpu resigned from the position as the deputy Chairman of the Board, and the Non-executive director of Sinopec Corp.

On 27 May 2015, the member of the Sixth Session of the Board of Directors and the Board of Supervisors were elected at the general meeting of shareholders for the year 2014. The 1st meeting of the Sixth Session of Board of Directors elected Chairman of the Board and appointed members of senior management. The 1st meeting of the Sixth Session of the Board of Supervisors elected Chairman of the Board of Supervisors. The changes of the directors, supervisors and other senior management are as follows:

Board of directors: Mr. Wang Yupu was elected as non-executive director, Chairman of the Board. Mr. Zhang Haichao and Mr. Jiao Fangzheng were elected as directors. Mr. Tang Min and Mr. Fan Gang were elected as independent non-executive directors. Mr. Fu Chengyu was no longer the chairman and non-executive director of the Board. Mr. Zhang Yaocang was no longer the deputy chairman and non-executive director of the Board. Mr. Cao Yaofeng and Mr. Liu Yun were no longer the non-executive directors. Mr. Chen Xiaojin, Mr. Ma Weihua and Ms. Bao Guoming were no longer the independent non-executive directors.

Board of Supervisors: Mr. Liu Yun was elected as the Chairman of Board of Supervisors. Mr. Liu Zhongyun and Mr. Zhou Hengyou were elected as supervisors. Mr. Wang Yajun was elected as employee’s representative supervisor. Mr. Xu Bin was no longer Chairman of Board of Supervisors and supervisor. Mr. Geng Limin and Mr. Li Xinjian were no longer supervisors. Mr. Kang Mingde was no longer independent supervisors. Mr. Zhou Shiliang and Mr. Chen Mingzheng were no longer employee’s representative supervisors.

Other senior management: Mr. Zhang Haichao and Mr. Jiao Fangzheng were appointed as Senior Vice President.

For details, please refer to the announcements, published in China Securities Journal, Shanghai Securities News and Securities Times on 28 May 2015 and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	CHANGES IN SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
None

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2015) No. 10098

To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying interim financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 30 June 2015, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the six-month period then ended, and the notes to the interim financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE INTERIM FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these interim financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these interim financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying interim financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 30 June 2015, and their financial performance and cash flows for the six-month period then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP	Certified Public Accountants Registered in the People’s Republic of China
Li Dan
Chen Na
Shanghai, the People’s Republic of China	26 August 2015

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
CONSOLIDATED BALANCE SHEET
as at 30 June 2015

	Note	At 30 June 2015 RMB million	At 31 December 2014 RMB million
Assets
Current assets
Cash at bank and on hand	5	74,203	10,100
Bills receivable	6	11,529	13,963
Accounts receivable	7	93,611	90,831
Other receivables	8	20,047	29,251
Prepayments	9	4,803	3,780
Inventories	10	174,829	188,223
Other current assets		16,533	23,996
Total current assets		395,555	360,144
Non-current assets
Available-for-sale financial assets		1,075	868
Long-term equity investments	11	84,844	80,593
Fixed assets	12	695,624	703,485
Construction in progress	13	165,173	177,667
Intangible assets	14	78,218	78,681
Goodwill	15	6,281	6,281
Long-term deferred expenses	16	13,983	14,158
Deferred tax assets	17	6,376	6,979
Other non-current assets	18	23,226	22,512
Total non-current assets		1,074,800	1,091,224

Total assets		1,470,355	1,451,368
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	20	147,376	166,688
Bills payable	21	3,912	4,577
Accounts payable	22	163,967	198,366
Advances from customers	23	82,573	89,918
Employee benefits payable	24	3,366	839
Taxes payable	25	30,585	28,677
Other payables	26	67,280	103,302
Non-current liabilities due within one year	27	7,854	11,890
Total current liabilities		506,913	604,257
Non-current liabilities
Long-term loans	28	59,232	67,426
Debentures payable	29	62,205	83,506
Provisions	30	31,165	29,715
Deferred tax liabilities	17	10,071	7,820
Other non-current liabilities	31	12,351	11,549
Total non-current liabilities		175,024	200,016

Total liabilities		681,937	804,273
Shareholders’ equity
Share capital	32	121,071	118,280
Capital reserve	33	119,073	48,703
Other comprehensive income	34	(5,454)	(7,261)
Specific reserve	35	1,405	491
Surplus reserves	36	193,552	193,552
Retained earnings		251,827	240,718
Total equity attributable to shareholders of the Company		681,474	594,483
Minority interests		106,944	52,612
Total shareholders’ equity		788,418	647,095

Total liabilities and shareholders’ equity		1,470,355	1,451,368

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 30 June 2015

	Note	At 30 June 2015	At 31 December 2014
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		28,312	1,805
Bills receivable		1,050	176
Accounts receivable	7	29,128	25,031
Other receivables	8	135,546	201,234
Prepayments	9	1,624	1,962
Inventories		52,394	74,654
Other current assets		12,306	19,186
Total current assets		260,360	324,048
Non-current assets
Available-for-sale financial assets		70	91
Long-term equity investments	11	214,100	189,631
Fixed assets	12	427,517	452,361
Construction in progress	13	82,851	100,543
Intangible assets		8,451	8,834
Long-term deferred expenses		2,377	2,547
Other non-current assets		11,250	2,767
Total non-current assets		746,616	756,774

Total assets		1,006,976	1,080,822
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		24,570	57,749
Bills payable		1,834	2,933
Accounts payable		82,041	102,399
Advances from customers		3,027	3,926
Employee benefits payable		1,733	310
Taxes payable		19,588	19,883
Other payables		188,705	198,144
Non-current liabilities due within one year		1,028	11,084
Total current liabilities		322,526	396,428
Non-current liabilities
Long-term loans		56,145	55,202
Debentures payable		45,500	62,221
Provisions		27,125	25,830
Deferred tax liabilities		2,504	600
Other non-current liabilities		1,829	1,892
Total non-current liabilities		133,103	145,745

Total liabilities		455,629	542,173
Shareholders’ equity
Share capital		121,071	118,280
Capital reserve		68,716	54,690
Other comprehensive income		284	(206)
Specific reserve		728	232
Surplus reserves		193,552	193,552
Retained earnings		166,996	172,101
Total shareholders’ equity		551,347	538,649

Total liabilities and shareholders’ equity		1,006,976	1,080,822

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2015

	Note	Six-month periods ended 30 June
		2015	2014
		RMB million	RMB million

Operating income	37	1,040,362	1,356,172
Less: Operating costs	37	819,733	1,148,049
Sales taxes and surcharges	38	119,886	93,767
Selling and distribution expenses		22,379	22,060
General and administrative expenses		34,271	34,439
Financial expenses	39	3,145	6,539
Exploration expenses, including dry holes	41	6,031	5,552
Impairment losses	42	205	1,112
Add: Gain/(loss) from changes in fair value	43	111	(2,074)
Investment income	44	4,461	2,252
Operating profit		39,284	44,832
Add: Non-operating income	45	1,865	1,371
Less: Non-operating expenses	46	933	1,601
Profit before taxation		40,216	44,602
Less: Income tax expense	47	9,674	11,908
Net profit		30,542	32,694
Attributable to:
Equity shareholders of the Company		24,427	31,430
Minority interests		6,115	1,264
Basic earnings per share	57	0.202	0.269
Diluted earnings per share	57	0.202	0.268
Net profit		30,542	32,694
Other comprehensive income	34
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		1,480	136
Available-for-sale financial assets		36	627
Share of other comprehensive (loss)/income of associates and jointly controlled entities		(118)	36
Foreign currency translation differences		(43)	391
Total other comprehensive income		1,355	1,190

Total comprehensive income		31,897	33,884
Attributable to:
Equity shareholders of the Company		26,234	32,452
Minority interests		5,663	1,432

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the six-month period ended 30 June 2015

Note	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million

Operating income	37	438,319	669,993
Less: Operating costs	37	317,844	531,774
Sales taxes and surcharges		86,020	70,860
Selling and distribution expenses		1,241	9,442
General and administrative expenses		19,321	24,456
Financial expenses		3,500	5,170
Exploration expenses, including dry holes		6,010	5,532
Impairment losses		98	(5)
Add: Loss from changes in fair value		(272)	(2,216)
Investment income	44	4,979	4,821
Operating profit		8,992	25,369
Add: Non-operating income		1,101	2,930
Less: Non-operating expenses		471	617
Profit before taxation		9,622	27,682
Less: Income tax expense		1,409	5,839
Net profit		8,213	21,843
Other comprehensive income
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		491	—
Available-for-sale financial assets		—	599
Share of other comprehensive (loss)/income of associates		(1)	35
Total other comprehensive income		490	634

Total comprehensive income		8,703	22,477

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements

CONSOLIDATED CASH FLOW STATEMENT
for the six-month period ended 30 June 2015

Note	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,152,775	1,474,655
Refund of taxes and levies		1,814	581
Other cash received relating to operating activities		54,228	15,829
Sub-total of cash inflows		1,208,817	1,491,065
Cash paid for goods and services		(873,396)	(1,227,836)
Cash paid to and for employees		(24,976)	(25,294)
Payments of taxes and levies		(165,686)	(145,928)
Other cash paid relating to operating activities		(77,317)	(33,793)
Sub-total of cash outflows		(1,141,375)	(1,432,851)

Net cash flow from operating activities	49(a)	67,442	58,214
Cash flows from investing activities:
Cash received from disposal of investments		493	435
Cash received from returns on investments		1,242	979
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		222	494
Other cash received relating to investing activities		2,156	872
Sub-total of cash inflows		4,113	2,780
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(52,911)	(59,266)
Cash paid for acquisition of investments		(3,556)	(5,030)
Other cash paid relating to investing activities		(2,628)	(1,137)
Sub-total of cash outflows		(59,095)	(65,433)
Net cash flow from investing activities		(54,982)	(62,653)
Cash flows from financing activities:
Cash received from capital contributions		105,144	2,441
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		105,144	2,441
Cash received from borrowings		613,159	551,031
Sub-total of cash inflows		718,303	553,472
Cash repayments of borrowings		(648,938)	(527,717)
Cash paid for dividends, profits distribution or interest		(18,326)	(23,206)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(327)	(582)
Other cash paid relating to financing activities		—	(18)
Sub-total of cash outflows		(667,264)	(550,941)

Net cash flow from financing activities		51,039	2,531
Effects of changes in foreign exchange rate		(329)	82

Net increase/(decrease) in cash and cash equivalents	49(b)	63,170	(1,826)

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the six-month period ended 30 June 2015

Note	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	502,027	778,379
Refund of taxes and levies	1,526	405
Other cash received relating to operating activities	51,022	32,036
Sub-total of cash inflows	554,575	810,820
Cash paid for goods and services	(358,624)	(585,784)
Cash paid to and for employees	(13,091)	(10,929)
Payments of taxes and levies	(107,334)	(116,436)
Other cash paid relating to operating activities	(28,122)	(40,163)
Sub-total of cash outflows	(507,171)	(753,312)

Net cash flow from operating activities	47,404	57,508
Cash flows from investing activities:
Cash received from disposal of investments	79,475	6,211
Cash received from returns on investments	3,465	3,380
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	2,303	843
Other cash received relating to investing activities	361	30
Sub-total of cash inflows	85,604	10,464
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(29,925)	(40,537)
Cash paid for acquisition of investments	(15,869)	(16,072)
Sub-total of cash outflows	(45,794)	(56,609)

Net cash flow from investing activities	39,810	(46,145)
Cash flows from financing activities:
Cash received from borrowings	119,633	114,492
Sub-total of cash inflows	119,633	114,492
Cash repayments of borrowings	(162,683)	(108,404)
Cash paid for dividends distribution or interest	(17,656)	(22,461)
Sub-total of cash outflows	(180,339)	(130,865)

Net cash flow from financing activities	(60,706)	(16,373)

Net increase/(decrease) in cash and cash equivalents	26,508	(5,010)

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2015

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014		116,565	36,947	407	1,556	190,337	224,534	570,346	52,914	623,260
Change for the period
1.	Net profit	—	—	—	—	—	31,430	31,430	1,264	32,694
2.	Other comprehensive income (Note 34)	—	—	1,022	—	—	—	1,022	168	1,190
Total comprehensive income		—	—	1,022	—	—	31,430	32,452	1,432	33,884
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Distributions to shareholders (Note 48)	—	—	—	—	—	(17,519)	(17,519)	—	(17,519)
4.	Conversion of the 2011 Convertible Bonds (Note 32)	230	1,021	—	—	—	—	1,251	—	1,251
5.	Acquisition of minority interests in subsidiaries	—	(8)	—	—	—	—	(8)	(10)	(18)
6.	Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	2,456	2,456
7.	Distributions to minority interests	—	—	—	—	—	—	—	(1,312)	(1,312)
Total transactions with owners, recorded directly in shareholders’ equity		230	1,013	—	—	—	(17,519)	(16,276)	1,134	(15,142)
8.	Net increase in specific reserve for the period (Note 35)	—	—	—	1,064	—	—	1,064	37	1,101
9.	Other movement	—	18	—	—	—	—	18	—	18

Balance at 30 June 2014		116,795	37,978	1,429	2,620	190,337	238,445	587,604	55,517	643,121
Balance at 1 January 2015		118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Change for the period
1.	Net profit	—	—	—	—	—	24,427	24,427	6,115	30,542
2.	Other comprehensive income (Note 34)	—	—	1,361	—	—	—	1,361	(6)	1,355
Total comprehensive income		—	—	1,361	—	—	24,427	25,788	6,109	31,897
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Distributions to shareholders (Note 48)	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
4.	Conversion of the 2011 Convertible Bonds (Note 32)	2,791	14,026	—	—	—	—	16,817	—	16,817
5.	Contributions to subsidiaries from minority interests	—	56,224	446	—	—	—	56,670	48,474	105,144
6.	Distributions to minority interests	—	—	—	—	—	—	—	(364)	(364)
Total transactions with owners, recorded directly in shareholders’ equity		2,791	70,250	446	—	—	(13,318)	60,169	48,110	108,279
7.	Net increase in specific reserve for the period (Note 35)	—	—	—	914	—	—	914	95	1,009
8.	Other movement	—	120	—	—	—	—	120	18	138

Balance at 30 June 2015		121,071	119,073	(5,454)	1,405	193,552	251,827	681,474	106,944	788,418

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2015

		Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014		116,565	46,121	2,123	1,226	190,337	171,202	527,574
Change for the period
1.	Net profit	—	—	—	—	—	21,843	21,843
2.	Other comprehensive income	—	—	634	—	—	—	634
Total comprehensive income		—	—	634	—	—	21,843	22,477
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Distributions to shareholders (Note 48)	—	—	—	—	—	(17,519)	(17,519)
4.	Conversion of the 2011 Convertible Bonds (Note 32)	230	1,021	—	—	—	—	1,251
Total transactions with owners, recorded directly in shareholders’ equity		230	1,021	—	—	—	(17,519)	(16,268)
5.	Net increase in specific reserve for the period	—	—	—	74	—	—	74
6.	Other movement	—	5	—	—	—	—	5

Balance at 30 June 2014		116,795	47,147	2,757	1,300	190,337	175,526	533,862
Balance at 1 January 2015		118,280	54,690	(206)	232	193,552	172,101	538,649
Change for the period
1.	Net profit	—	—	—	—	—	8,213	8,213
2.	Other comprehensive income	—	—	490	—	—	—	490
Total comprehensive income		—	—	490	—	—	8,213	8,703
Transactions with owners, recorded directly in shareholders’ equity:
3.	Appropriations of profits:
	– Distributions to shareholders (Note 48)	—	—	—	—	—	(13,318)	(13,318)
4.	Conversion of the 2011 Convertible Bonds (Note 32)	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity		2,791	14,026	—	—	—	(13,318)	3,499
5.	Net increase in specific reserve for the period	—	—	—	496	—	—	496

Balance at 30 June 2015		121,071	68,716	284	728	193,552	166,996	551,347

These financial statements have been approved by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua	Wang Dehua
Chairman	President	Chief Financial Officer	Head of accounting department
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2015

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 26 August 2015.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemicals.

Details of the Company’s principal subsidiaries are set out in Note 52, and there are no significant changes related to the consolidation scope during the current year.

2	BASIS OF PREPARATION

(1)	Statement of compliance China Accounting Standards for Business Enterprises (“ASBE”)

The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as ASBE collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”).

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial asset and financial liability at fair value through profit or loss (see Note 3(11))

—	Available-for-sale financial assets (see Note 3(11))

—	Convertible bonds (see Note 3(11))

—	Derivative financial instruments (see Note 3(11))

(4)	Functional currency and presentation currency

The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for accounts receivable (Note 3(12)), valuation of inventories (Note 3(4)), depreciation of fixed assets and oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(16)), ie.

Principal accounting estimates and judgements of the Group are set out in Note 51.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control

A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, including equity interest of the acquiree held before the acquisition date, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the period. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements

The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the period. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised trading gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China at the transaction dates.

Foreign currency monetary items are translated at the spot exchange rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories

Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(4)	Inventories (Continued)

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1) (c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in jointly controlled entities and associates

A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in jointly controlled entities and associates (Continued)
The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income, as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in equity.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(6)	Fixed assets and construction in progress (Continued)

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs incurred in acquiring mineral interests are capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs relating to proved properties are amortised on a unit-of-production method.

(8)	Intangible assets

Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill

The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Held for sale and discontinued operation

Non-current assets or disposal group that meet the following conditions will be classified as held for sale. (i) for the non-current assets or the disposal group, they can only be sold immediately in current condition, according to the usual terms of selling the assets or disposal group; (ii) the Group has made the resolution and obtain the appropriate approval on disposal of the non-current assets or the disposal group; (iii) the Group has signed an irrevocable transfer agreement with the transferee; (iv) the transfer will be completed within one year.

Non-current assets, except for financial assets and deferred tax assets that satisfy there cognition criteria for assets held for sale are stated at to the lower of carrying amount and the fair value less costs to sell. Any excess of the original carrying amount over the fair value less costs to sell is recognised as asset impairment loss.

The assets and liabilities in the non-current asset or disposal groups which have been classified as assets held for sale are classified as current assets and current liabilities.

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, can be clearly distinguished operationally and for financial reporting purposes from the rest of the Group and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments

Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—	Financial asset or financial liability at fair value through profit or loss (including financial asset or financial liability held for trading)

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

—	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, receivables are measured at amortised cost using the effective interest rate method.

—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other available-for-sale financial assets are stated at fair values subsequent to initial recognition. The gains or losses arising from changes in the fair value are directly recognised in other comprehensive income, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period.

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk, and a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset, and recognised in profit or loss in the same year during which the financial asset affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Hedge accounting (Continued)

—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date. The Group had no fair value hedges during this period.

—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss. The Group had no hedge of a net investment in a foreign operation during this period.

(e)	Convertible bonds

—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(f)	Derecognition of financial assets and financial liabilities

The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

—	the carrying amounts; and

—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

(12)	Impairment of financial assets and non-financial long-term assets

(a)	Impairment of financial assets

The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

(i)	significant financial difficulty of the debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

(iv)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

(v)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

(vi)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

—	Receivables and held-to-maturity investments

Receivables are assessed for impairment on the combination of an individual basis and the aging analysis.

Held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (including 50%) or the duration of the fair value below its initial investment cost is more than one (including one) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (including 20%) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

When available-for-sale financial assets measured at fair value are impaired, despite not being derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

When available-for-sale financial assets measured at cost are impaired, the differences between the book value and the discounted present value with the market return of similar financial assets are charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss. Impairment loss for available-for-sale financial assets measured by the cost cannot be reversed in the following period.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets (Continued)

	(b)	Impairment of other non-financial long-term assets

Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, jointly controlled entities and associates may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits

Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

	(a)	Short term compensation

Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charged to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

	(b)	Post-employment benefits

The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DB. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charged to the cost of an asset or to profit or loss in the same period.

	(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax

Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

— the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

— they relate to income taxes levied by the same tax authority on either:

— the same taxable entity; or

      — different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions

Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition

Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

(a) Revenues from sales of goods

Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—  the significant risks and rewards of ownership and title have been transferred to buyers; and

—  the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Revenue recognition (Continued)

(b)  Revenues from rendering services
The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

(c)  Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(18)	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs

Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred.

(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)	Dividends

Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements.

(25)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)  the holding company of the Company;

(b)  the subsidiaries of the Company;

(c)  the parties that are subject to common control with the Company;

(d)  investors that have joint control or exercise significant influence over the Group;

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Related parties (Continued)

(e)  enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)  jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g)  associates of the Group, including subsidiaries of the associates;

(h)  principle individual investors of the Group and close family members of such individuals;

(i)  key management personnel of the Group, and close family members of such individuals;

(j)  key management personnel of the Company’s holding company;

(k)  close family members of key management personnel of the Company’s holding company; and

(l)  an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(26)	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

—  engage in business activities from which it may earn revenues and incur expenses;

—  whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

—  for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

(27)	Significant changes in accounting policies

In 2014, the MOF promulgated ASBE No. 39 through 41 regarding Fair Value Measurement, Joint Arrangement and Disclosure of Interests in Other Entities, and amended ASBE No. 2, No. 9, No. 30, No. 33 and No. 37 regarding Long-Term Equity Investments, Employee Compensation, Presentation of Financial Statements, Consolidated Financial Statements and Presentation of Financial Instruments. The above accounting standards became effective from 1 July 2014 except for No. 37 Presentation of Financial Instruments which shall be implemented for the 2014 annual consolidated financial statements.

The Group has adopted the standards mentioned above for the preparation of financial statements of 2014 and 30 June 2015. The impacts of these standards on the Group’s financial statements are as follows:

		The amounts	The amounts
		(RMB million)	(RMB million)
Contents and reasons of the changes in accounting policies	Affected financial statement line items	30 June 2014	31 December 2013
Several financial statement line items have been	Capital reserve	3,264	2,466
presented, and the financial information for	Other comprehensive income	(1,429)	(407)
the comparative period have been presented in accordance with the above standards.	Differences on translation of foreign currency financial statements	(1,835)	(2,059)

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from	Effective from	Effective from	Effective from
	1 January 2009 (RMB/Ton)	29 November 2014 (RMB/Ton)	13 December 2014 (RMB/Ton)	13 January 2015 (RMB/Ton)
Gasoline	1,388.00	1,554.56	1,943.20	2,109.76
Diesel	940.80	1,105.44	1,293.60	1,411.20
Naphtha	1,385.00	1,551.20	1,939.00	2,105.20
Solvent oil	1,282.00	1,435.84	1,794.80	1,948.64
Lubricant oil	1,126.00	1,261.12	1,576.40	1,711.52
Fuel oil	812.00	954.10	1,116.50	1,218.00
Jet fuel oil	996.80	1,171.24	1,370.60	1,495.20

The resources tax rate was raised from 5% to 6% from 1 December 2014, the mineral resources compensation fee of crude oil and natural gas was decreased from 1% to zero at the same time. Land-use tax was zero before 1 July 2015, and it has decreased by 50% compared with its original tax rate afterwards.

4	TAXATION (Continued)

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

In accordance with PRC new rules and regulations, the threshold above which special oil income levy was imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2015			At 31 December 2014
	Original			Original
	currency	Exchange	RMB	currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			42			30
Cash at bank
Renminbi			63,523			5,064
US Dollars	552	6.1136	3,375	105	6.1190	643
Hong Kong Dollars	19	0.7886	15	70	0.7889	55
Japanese Yen	172	0.0501	9	145	0.0514	7
Euro	2	6.8699	14	2	7.4556	15
Other			55			65
			67,033			5,879
Deposits at related parities
Renminbi			4,926			2,247
US Dollars	366	6.1136	2,237	321	6.1190	1,968
Euro	1	6.8699	7	1	7.4556	6
Total			74,203			10,100

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2015, time deposits with financial institutions of the Group amounted to RMB 1,678 million (2014: RMB 745 million).

At 30 June 2015, structured deposits with financial institutions of the Group amounted to RMB 47,025 million.

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 30 June 2015, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 7,633 million (2014: RMB 4,427 million).

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	23,777	19,917
Amounts due from Sinopec Group Company and fellow subsidiaries	15,731	20,188	594	1,587
Amounts due from associates and jointly controlled entities	5,677	5,290	2,415	2,161
Amounts due from others	72,729	65,883	2,472	1,494
	94,137	91,361	29,258	25,159
Less: Allowance for doubtful accounts	526	530	130	128
Total	93,611	90,831	29,128	25,031

7	ACCOUNTS RECEIVABLE (Continued)

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2015				At 31 December 2014
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	92,902	98.7	13	—	90,069	98.6	13	—
Between one and two years	698	0.7	23	3.3	743	0.8	23	3.1
Between two and three years	63	0.1	20	31.7	78	0.1	25	32.1
Over three years	474	0.5	470	99.2	471	0.5	469	99.6
Total	94,137	100.0	526		91,361	100.0	530

	The Company
	At 30 June 2015				At 31 December 2014
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	25,442	87.0	—	—	22,326	88.7	—	—
Between one and two years	2,458	8.4	5	0.2	2,668	10.6	3	0.1
Between two and three years	1,236	4.2	8	0.6	45	0.2	8	17.8
Over three years	122	0.4	117	95.9	120	0.5	117	97.5
Total	29,258	100.0	130		25,159	100.0	128

At 30 June 2015 and 31 December 2014, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2015	2014
Total amount (RMB million)	34,307	34,363
Percentage to the total balance of accounts receivable	36.4%	37.6%
Allowance for doubtful accounts	—	—

During the six-month periods ended 30 June 2015 and 2014, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2015 and 2014, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2015 and 31 December 2014, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	134,047	199,783
Amounts due from Sinopec Group Company and fellow subsidiaries	2,090	2,671	208	978
Amounts due from associates and jointly controlled entities	396	725	86	94
Amounts due from others	19,030	27,328	2,506	1,695
	21,516	30,724	136,847	202,550
Less: Allowance for doubtful accounts	1,469	1,473	1,301	1,316
Total	20,047	29,251	135,546	201,234

8	OTHER RECEIVABLES (Continued)

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2015				At 31 December 2014
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	18,658	86.6	1	—	27,717	90.2	—	—
Between one and two years	377	1.8	20	5.3	514	1.7	17	3.3
Between two and three years	486	2.3	10	2.1	525	1.7	55	10.5
Over three years	1,995	9.3	1,438	72.1	1,968	6.4	1,401	71.2
Total	21,516	100.0	1,469		30,724	100.0	1,473

	The Company
	At 30 June 2015				At 31 December 2014
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
		accounts		receivable		accounts		receivable
	Amount	receivable	Allowance	balance	Amount	receivable	Allowance	balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	116,158	84.9	—	—	185,534	91.6	—	—
Between one and two years	18,699	13.7	2	—	14,792	7.3	2	—
Between two and three years	433	0.3	1	0.2	573	0.3	3	0.5
Over three years	1,557	1.1	1,298	83.4	1,651	0.8	1,311	79.4
Total	136,847	100.0	1,301		202,550	100.0	1,316

At 30 June 2015 and 31 December 2014, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2015	2014
Total amount (RMB million)	6,237	12,522
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	29.0%	40.8%
Allowance for doubtful accounts	—	—

During the six-month periods ended 30 June 2015 and 2014, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2015 and 2014, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 30 June 2015 and 31 December 2014, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts to subsidiaries	—	—	814	1,091
Amounts to Sinopec Group Company and fellow subsidiaries	96	66	81	19
Amounts to associates and jointly controlled entities	20	105	—	1
Amounts to others	4,739	3,658	743	865
	4,855	3,829	1,638	1,976
Less: Allowance for doubtful accounts	52	49	14	14
Total	4,803	3,780	1,624	1,962

Ageing analysis of prepayments is as follows:

	The Group
	At 30 June 2015				At 31 December 2014
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	4,635	95.5	—	—	3,511	91.7	1	—
Between one and two years	131	2.7	4	3.1	69	1.8	1	1.4
Between two and three years	11	0.2	5	45.5	147	3.8	5	3.4
Over three years	78	1.6	43	55.1	102	2.7	42	41.2
Total	4,855	100.0	52		3,829	100.0	49

	The Company
	At 30 June 2015				At 31 December 2014
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	1,497	91.4	—	—	1,821	92.2	—	—
Between one and two years	35	2.1	—	—	80	4.0	—	—
Between two and three years	80	4.9	5	6.3	65	3.3	5	7.7
Over three years	26	1.6	9	34.6	10	0.5	9	90.0
Total	1,638	100.0	14		1,976	100.0	14

At 30 June 2015 and 31 December 2014, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December
	2015	2014
Total amount (RMB million)	1,139	757
Percentage to the total balance of prepayments	23.5%	19.8%

10	INVENTORIES

The Group

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Raw materials	81,643	95,298
Work in progress	20,459	22,728
Finished goods	72,951	71,959
Spare parts and consumables	1,930	1,841
	176,983	191,826
Less: Provision for diminution in value of inventories	2,154	3,603
Total	174,829	188,223

Provision for diminution in value of inventories is mainly against raw materials and finished goods. During the six-month periods ended 30 June 2015, the provision for diminution in value of inventories of the Group was primarily due to the costs of finished goods of the chemicals and others segments were higher than their net realisable value.

11	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments
	in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	48,474	32,140	(21)	80,593
Additions for the period	96	1,328	—	1,424
Share of profit less loss under the equity method	2,405	1,668	—	4,073
Change of other comprehensive loss under the equity method	(85)	(33)	—	(118)
Dividends declared	(213)	(686)	—	(899)
Disposals for the period	(149)	(44)	—	(193)
Other movements	(21)	(15)	—	(36)
Balance at 30 June 2015	50,507	34,358	(21)	84,844

The Company

		Investments
	Investments in subsidiaries	in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	172,056	13,319	11,913	(7,657)	189,631
Additions for the period	22,654	61	178	—	22,893
Share of profit less loss under the equity method	—	923	811	—	1,734
Change of other comprehensive loss under the equity method	—	—	(1)	—	(1)
Dividends declared	—	(121)	(36)	—	(157)
Transferred to subsidiaries	222	(222)	—	—	—
Balance at 30 June 2015	194,932	13,960	12,865	(7,657)	214,100

11	LONG-TERM EQUITY INVESTMENTS (Continued)

For the six-month period ended 30 June 2015, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 52.

Significant restriction of long-term equity investments of the Group’s cash does not exist.

Principal jointly controlled entities and associates are as follows:

(a)	Principal jointly controlled entities and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered capital	Percentage of equity/ voting right directly or indirectly held by the Company
					RMB million
1. Jointly controlled entities
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Jiangsu Province	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,547	40.00%
Caspian Investments Resources Ltd. (“CIR”)	Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Mansarovar Energy Colombia Ltd. (“Mansarovar”)	Colombia	British Bermuda	NA	Crude oil and natural gas extraction	12,000 USD	50.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”) (i)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing business	1,560 million USD	37.50%
2. Associates
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	Beijing	Liu Yun	Provision of non-banking financial services	10,000	49.00%
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	PRC	Beijing	Sun Li	Marketing and distribution of refined petroleum products	3,800	29.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	Inner Mongolia	Li Fuyou	Manufacturing of coal-chemical products	16,000	38.75%
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	PRC	Shanghai	Rong Guangdao	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	2,372	38.26%
Shanghai Petroleum Company Limited (“Shanghai Petroleum”)	PRC	Shanghai	Xu Guobao	Exploration and production of crude oil and natural gas	900	30.00%

All the jointly controlled entities and associates above are limited companies.

Note:

(i)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

As the purchase price allocation has not been completed, the summarised financial information for YASREF is not disclosed.

11	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	BASF-YPC		CIR		Taihu		Mansarovar
	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	1,088	1,112	4,942	4,873	147	117	468	580
Other current assets	4,302	5,879	1,640	1,881	2,807	2,886	624	328
Total current assets	5,390	6,991	6,582	6,754	2,954	3,003	1,092	908
Non-current assets	16,567	17,209	12,291	13,078	8,909	7,995	9,816	9,702
Current liabilities
Current financial liabilities (ii)	(2,063)	(3,318)	(272)	(272)	(1,226)	(1,228)	—	—
Other current liabilities	(1,956)	(2,235)	(623)	(851)	(1,908)	(1,742)	(618)	(860)
Total current liabilities	(4,019)	(5,553)	(895)	(1,123)	(3,134)	(2,970)	(618)	(860)
Non-current liabilities
Non-current financial liabilities (iii)	(3,646)	(4,019)	(611)	(680)	(2,936)	(2,905)	—	—
Other non-current liabilities	—	—	(1,551)	(1,253)	(2,251)	(2,175)	(4,480)	(3,662)
Total non-current liabilities	(3,646)	(4,019)	(2,162)	(1,933)	(5,187)	(5,080)	(4,480)	(3,662)
Net assets	14,292	14,628	15,816	16,776	3,542	2,948	5,810	6,088
Net assets attributable to minority interests	—	—	—	—	123	102	—	—
Net assets attributable to owners of the company	14,292	14,628	15,816	16,776	3,419	2,846	5,810	6,088
Share of net assets from joint ventures	5,717	5,851	7,908	8,388	1,675	1,395	2,905	3,044
Other (iv)	—	—	615	616	813	814	85	85
Carrying Amounts	5,717	5,851	8,523	9,004	2,488	2,209	2,990	3,129

Note:

(ii)	Excluding accounts payable, other payables.

(iii)	Excluding provisions.

(iv)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

Summarised income statement

Six-month period ended 30 June	BASF-YPC		CIR		Taihu		Mansarovar
	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	7,147	11,138	1,830	4,183	5,961	9,091	888	1,891
Interest income	16	11	18	4	—	—	—	15
Interest expense	(136)	(175)	(4)	—	(18)	—	—	—
(Loss)/profit before taxation	(165)	87	(1,017)	4	944	1,507	(328)	321
Tax expense	16	(18)	70	(126)	(351)	(405)	56	(449)
(Loss)/profit for the period	(149)	69	(947)	(122)	593	1,102	(272)	(128)
Other comprehensive (loss)/income	—	—	(12)	16	1	(2,593)	(6)	24
Total comprehensive (loss)/income	(149)	69	(959)	(106)	594	(1,491)	(278)	(104)
Dividends from joint ventures	156	528	—	—	—	—	—	—
Share of net (loss)/profit from joint ventures	(60)	28	(474)	(61)	280	521	(136)	(64)
Share of other comprehensive (loss)/income from joint ventures	—	—	(6)	8	—	(1,271)	(3)	12

The share of profit and other comprehensive loss for the six-month period ended 30 June 2015 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 2,795 million (2014: RMB 443 million) and RMB 76 million (2014: other comprehensive income RMB 1,252 million) respectively. As at 30 June 2015, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 30,789 million (2014: RMB 28,281 million).

11	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	103,810	108,999	11,808	13,816	7,108	6,833	2,582	2,466	2,430	2,783
Non-current assets	19,099	14,992	5,003	4,996	26,091	15,849	3,377	3,263	1,083	1,126
Current liabilities	(102,569)	(105,289)	(8,990)	(11,051)	(9,530)	(7,538)	(705)	(640)	(91)	(224)
Non-current liabilities	(104)	(104)	(260)	(227)	(9,373)	(2,348)	(1,111)	(1,043)	(339)	(370)
Net assets	20,236	18,598	7,561	7,534	14,296	12,796	4,143	4,046	3,083	3,315
Net assets attributable to minority interests	—	—	832	877	—	—	—	—	—	—
Net assets attributable to owners of the Company	20,236	18,598	6,729	6,657	14,296	12,796	4,143	4,046	3,083	3,315
Share of net assets from associates	9,916	9,113	1,951	1,998	5,540	4,958	1,254	1,212	925	995
Carrying Amounts	9,916	9,113	1,951	1,998	5,540	4,958	1,254	1,212	925	995

Summarised income statement

Six-month periods ended 30 June	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy(v)		Shanghai Chemical		Shanghai Petroleum
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,873	1,415	39,702	57,160	—	—	—	—	210	355
Profit/(loss) for the period	1,641	552	1,423	1,065	—	—	106	94	(114)	50
Other comprehensive (loss)/income	(1)	69	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)	1,640	621	1,423	1,065	—	—	106	94	(114)	50
Dividends declared by associates	—	—	336	309	—	—	—	11	36	36
Share of profit/(loss) from associates	804	270	289	271	—	—	41	36	(34)	15
Share of other comprehensive (loss)/income from associates	(1)	34	—	—	—	—	—	—	—	—

Note:

(v)	Zhongtian Synergetic Energy was under construction during the year ended 30 June 2015.

The share of profit and other comprehensive loss for the six-month period ended 30 June 2015 in all individually immaterial associates accounted for using equity method in aggregate was RMB 568 million (2014: RMB 517 million) and RMB 32 million (2014: other comprehensive income RMB 1 million) respectively. As at 30 June 2015, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 14,751 million (2014: RMB 13,843 million).

12	FIXED ASSETS

The Group

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	101,090	569,172	813,178	1,483,440
Additions for the period	26	983	260	1,269
Transferred from construction in progress	1,257	13,406	19,020	33,683
Reclassifications	(245)	(14)	259	—
Decreases for the period	(507)	—	(2,358)	(2,865)
Exchange adjustments	(1)	(32)	(1)	(34)
Balance at 30 June 2015	101,620	583,515	830,358	1,515,493
Accumulated depreciation:
Balance at 1 January 2015	37,388	313,308	392,949	743,645
Additions for the period	1,739	18,110	21,704	41,553
Reclassifications	(85)	(7)	92	—
Decreases for the period	(168)	—	(1,454)	(1,622)
Exchange adjustments	—	(20)	—	(20)
Balance at 30 June 2015	38,874	331,391	413,291	783,556
Provision for impairment losses:
Balance at 1 January 2015	2,777	15,959	17,574	36,310
Additions for the period	31	—	114	145
Decreases for the period	(50)	—	(92)	(142)
Balance at 30 June 2015	2,758	15,959	17,596	36,313

Net book value:
Balance at 30 June 2015	59,988	236,165	399,471	695,624
Balance at 31 December 2014	60,925	239,905	402,655	703,485

The Company

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	47,345	497,163	478,380	1,022,888
Additions for the period	9	884	76	969
Transferred from construction in progress	596	11,298	12,442	24,336
Reclassifications	198	(14)	(184)	—
Transferred to subsidiaries	(2,388)	—	(36,053)	(38,441)
Decreases for the period	(340)	—	(1,060)	(1,400)
Balance at 30 June 2015	45,420	509,331	453,601	1,008,352
Accumulated depreciation:
Balance at 1 January 2015	19,777	272,040	250,381	542,198
Additions for the period	785	14,818	11,498	27,101
Reclassifications	20	(7)	(13)	—
Transferred to subsidiaries	(653)	—	(14,735)	(15,388)
Decreases for the period	(99)	—	(790)	(889)
Balance at 30 June 2015	19,830	286,851	246,341	553,022
Provision for impairment losses:
Balance at 1 January 2015	1,666	13,895	12,768	28,329
Additions for the period	30	—	60	90
Transferred to subsidiaries	(516)	—	(15)	(531)
Decreases for the period	(35)	—	(40)	(75)
Balance at 30 June 2015	1,145	13,895	12,773	27,813

Net book value:
Balance at 30 June 2015	24,445	208,585	194,487	427,517
Balance at 31 December 2014	25,902	211,228	215,231	452,361

12	FIXED ASSETS (Continued)

The Company (Continued)

The additions in the exploration and production segment and oil and gas properties of the Group and the Company for six-month period ended 30 June 2015 included RMB 983 million (2014: RMB 603 million) (Note 30) and RMB 884 million (2014: RMB 457 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2015 and 31 December 2014, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2015 and 31 December 2014, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2015 and 31 December 2014, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

13	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2015	177,888	100,543
Additions for the period	26,829	14,257
Exchange adjustments	(2)	—
Disposals for the period	(290)	—
Transferred to subsidiaries	—	(3,158)
Dry hole costs written off	(4,222)	(4,222)
Transferred to fixed assets	(33,683)	(24,336)
Reclassification to other assets	(1,126)	(233)
Balance at 30 June 2015	165,394	82,851
Provision for impairment losses:
Balance at 1 January 2015	221	—
Balance at 30 June 2015	221	—
Net book value:
Balance at 30 June 2015	165,173	82,851
Balance at 31 December 2014	177,667	100,543

At 30 June 2015, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2015	Net change for the period	Balance at 30 June 2015	Percentage of Completion	Source of funding	Accumulated interest capitalised at 30 June 2015
	RMB million	RMB million	RMB million	RMB million	%		RMB million
Guangxi LNG Project	17,775	4,533	1,875	6,408	36%	Bank loans & self-financing	231
Tianjin LNG Project	17,404	1,488	141	1,629	9%	Bank loans & self-financing	1
Shandong LNG Project	10,716	1,757	233	1,990	67%	Bank loans & self-financing	125
Jiujiang sour Crude Oil Quality Upgrading Project	7,094	4,406	336	4,742	80%	Bank loans & self-financing	133
Yizheng-Changling Crude Oil Pipeline Corporation Multiple Tracks Yizheng to Jiujiang Corporation	3,316	688	234	922	28%	Bank loans & self-financing	28

14	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	59,861	4,059	3,237	32,748	3,221	103,126
Additions for the period	999	70	175	604	83	1,931
Decreases for the period	(427)	—	—	(29)	(3)	(459)
Balance at 30 June 2015	60,433	4,129	3,412	33,323	3,301	104,598
Accumulated amortisation:
Balance at 1 January 2015	10,525	3,009	1,688	6,566	1,825	23,613
Additions for the period	824	56	145	817	205	2,047
Decreases for the period	(104)	—	—	(1)	(2)	(107)
Balance at 30 June 2015	11,245	3,065	1,833	7,382	2,028	25,553
Provision for impairment losses:
Balance at 1 January 2015	200	483	24	107	18	832
Decreases for the period	(5)	—	—	—	—	(5)
Balance at 30 June 2015	195	483	24	107	18	827

Net book value:
Balance at 30 June 2015	48,993	581	1,555	25,834	1,255	78,218
Balance at 31 December 2014	49,136	567	1,525	26,075	1,378	78,681

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2015 is RMB 1,938 million (2014: RMB 1,393 million).

15	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individual significant goodwill	228	228
Total	6,281	6,281

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.5% to 11.2% (2014: 10.0% to 10.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

16	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

17	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance
	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,038	2,883	—	—	2,038	2,883
Accruals	426	258	—	—	426	258
Cash flow hedges	551	887	—	—	551	887
Non-current
Fixed assets	6,984	7,752	(16,896)	(16,387)	(9,912)	(8,635)
Tax losses carried forward	3,196	3,474	—	—	3,196	3,474
Embedded derivative component of the convertible bonds	—	282	—	—	—	282
Available-for-sale securities	7	7	(12)	(4)	(5)	3
Others	85	86	(74)	(79)	11	7
Deferred tax assets/(liabilities)	13,287	15,629	(16,982)	(16,470)	(3,695)	(841)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Deferred tax assets	6,911	8,650
Deferred tax liabilities	6,911	8,650

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Deferred tax assets	6,376	6,979
Deferred tax liabilities	10,071	7,820

At 30 June 2015, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 18,171 million (2014: RMB 17,085 million), of which RMB 1,740 million (2014: RMB 3,557 million) was incurred for the period ended 30 June 2015, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 200 million, RMB 2,814 million, RMB 3,787 million, RMB 2,634 million, RMB 6,996 million and RMB 1,740 million will expire in 2015, 2016, 2017, 2018, 2019, 2020 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2015, write-down of deferred tax assets amounted to RMB 28 million (2014: RMB 30 million).

18	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

19	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2015, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2015	Provision for the period	Written back for the period	Written off for the period	Other (decrease)/ increase	Balance at 30 June 2015
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	7	530	4	(8)	—	—	526
Other receivables	8	1,473	3	(5)	(2)	—	1,469
Prepayments	9	49	3	—	—	—	52
		2,052	10	(13)	(2)	—	2,047
Inventories	10	3,603	63	—	(1,512)	—	2,154
Long-term equity investments	11	21	—	—	—	—	21
Fixed assets	12	36,310	145	—	(137)	(5)	36,313
Construction in progress	13	221	—	—	—	—	221
Intangible assets	14	832	—	—	—	(5)	827
Goodwill	15	7,657	—	—	—	—	7,657
Others		43	—	—	—	—	43
Total		50,739	218	(13)	(1,651)	(10)	49,283

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

20	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2015			At 31 December 2014
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			54,319			63,915
– Renminbi loans			9,837			22,805
– US Dollar loans	5,953	6.1136	36,394	6,649	6.1190	40,685
– Euro loans	1,177	6.8699	8,088	57	7.4556	425
Short-term loans from Sinopec Group Company and fellow subsidiaries			93,057			102,773
– Renminbi loans			1,985			9,628
– US Dollar loans	14,895	6.1136	91,063	15,219	6.1190	93,126
– HK Dollar loans	6	0.7886	5	6	0.7889	5
– Euro loans	1	6.8699	4	2	7.4556	14
Total			147,376			166,688

At 30 June 2015, the Group’s interest rates on short-term loans were from interest free to 6.60% (2014: from interest free to 6.89%). The majority of the above loans are by credit.

At 30 June 2015 and 31 December 2014, the Group had no significant overdue short-term loan.

21	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2015 and 31 December 2014, the Group had no overdue unpaid bills.

22	ACCOUNTS PAYABLE

At 30 June 2015 and 31 December 2014, the Group had no individually significant accounts payable aged over one year.

23	ADVANCES FROM CUSTOMERS

At 30 June 2015 and 31 December 2014, the Group had no individually significant advances from customers aged over one year.

24	EMPLOYEE BENEFITS PAYABLE

At 30 June 2015 and 31 December 2014, the Group’s employee benefits payable primarily represented wages payable and social insurance payable.

25	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Value-added tax	5,110	2,019
Consumption tax	17,582	16,392
Income tax	2,623	1,091
Special oil income levy	18	3,417
Mineral resources compensation fee	224	515
Other taxes	5,028	5,243
Total	30,585	28,677

26	OTHER PAYABLES

At 30 June 2015 and 31 December 2014, the Group’s other payables primarily represented payables for constructions.

At 30 June 2015 and 31 December 2014, the Group had no individually significant other payables aged over three years.

27	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2015			At 31 December 2014
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans			2,143			163
– Japanese Yen loans	—	0.0501	—	1,051	0.0514	54
– US Dollar loans	59	6.1136	360	8	6.1190	51
			2,503			268
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			75			80
– US Dollar loans	24	6.1136	145	18	6.1190	112
			220			192

Long-term loans due within one year			2,723			460
Debentures payable due within one year			4,577			11,000
Others			554			430
Non-current liabilities due within one year			7,854			11,890

At 30 June 2015 and 31 December 2014, the Group had no significant overdue long-term loans.

28	LONG-TERM LOANS

The Group’s long-term loans represent:

	Interest rate and final maturity	At 30 June 2015			At 31 December 2014
		Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest free to 6.40% per annum at 30 June 2015 with maturities through 2029			17,848			23,001
– Japanese Yen loans	Interest rate at 2.60% per annum at 30 June 2015 with maturities in 2023 (which has redeemed in January 2015)	—	0.0501	—	8,662	0.0514	445
– US Dollar loans	Interest rates ranging from interest free to 4.29% per annum at 30 June 2015 with maturities through 2031	276	6.1136	1,687	180	6.1190	1,103
Less: Current portion				(2,503)			(268)
Long-term bank loans				17,032			24,281
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.15% per annum at 30 June 2015 with maturities through 2021			42,275			43,225
– US Dollar loans	Interest rates ranging from 1.85% to 1.88% per annum at 30 June 2015 with maturities in 2015	24	6.1136	145	18	6.1190	112
Less: Current portion				(220)			(192)
Long-term loans from Sinopec Group Company and fellow subsidiaries				42,200			43,145

Total				59,232			67,426

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Between one and two years	13,999	8,949
Between two and five years	8,168	12,969
After five years	37,065	45,508
Total	59,232	67,426

Long-term loans are primarily unsecured, and carried at amortised costs.

29	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Debentures payable:
– Corporate Bonds (i)	66,782	77,785
– 2011 Convertible Bonds (ii)	—	16,721
Less: Current portion	(4,577)	(11,000)
Total	62,205	83,506

Note:

(i)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(ii)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. As at 27 January 2015, at the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total nominal value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company with a conversion price of RMB 4.89 per share. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52,776,000 (527,760 convertible bonds). As at 17 February 2015, the Company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bond (including the accrued interest and interest tax accrued thereon).

The changes in the fair value of the derivative component from 31 December 2014 to 30 June 2015 resulted in an realized loss of RMB 259 million (2014: unrealized loss of RMB 2,221 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2015.

As at 30 June 2015, the 2011 Convertible Bonds have been fully converted or redeemed (2014: liability component RMB 13,433 million, derivative component RMB 3,288 million).

30	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2015	29,613
Provision for the period	983
Accretion expenses	520
Utilised for the period	(31)
Exchange adjustments	(3)
Balance at 30 June 2015	31,082

31	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

32	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 domestic listed A shares (2014: 92,766,957,040) of RMB 1.00 each	95,558	92,767
25,513,438,600 overseas listed H shares (2014: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	118,280

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the six-month period ended 30 June 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2015, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 15.1% (2014: 20.2%) and 46.4% (2014: 55.4%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 28 and 53, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

33	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2015	48,703
Exercise of conversion of the 2011 Convertible Bonds	14,026
Transactions with minority interests of subsidiaries	56,224
Others	120
Balance at 30 June 2015	119,073

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control over the carrying amount of the net assets acquired.

34	OTHER COMPREHENSIVE INCOME

The Group

(a)	Each item of other comprehensive income and the influence of the income tax and the process of change to or loss

	Six-month periods ended 30 June 2015
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(3,085)	536	(2,549)
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	427	(70)	357
Total amounts transferred to profit or loss from other comprehensive income during the period	(5,328)	942	(4,386)
Subtotal	1,816	(336)	1,480
Changes in fair value of available-for-sale financial assets recongnised during the period	44	(8)	36
Subtotal	44	(8)	36
Share of other comprehensive loss in associates and jointly controlled entities	(118)	—	(118)
Subtotal	(118)	—	(118)
Translation difference in foreign currency statements	(43)	—	(43)
Subtotal	(43)	—	(43)
Other comprehensive income	1,699	(344)	1,355

	Six-month periods ended 30 June 2014
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	525	(73)	452
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	69	(10)	59
Total amounts transferred to profit or loss from other comprehensive income during the period	298	(41)	257
Subtotal	158	(22)	136
Changes in fair value of available-for-sale financial assets recongnised during the period	827	(200)	627
Subtotal	827	(200)	627
Share of other comprehensive loss in associates	36	—	36
Subtotal	36	—	36
Translation difference in foreign currency statements	391	—	391
Subtotal	391	—	391
Other comprehensive income	1,412	(222)	1,190

34	OTHER COMPREHENSIVE INCOME (Continued)

The Group (Continued)

(b)	Reconciliation of other comprehensive income

	The share of other comprehensive income which being reclassified to profit and loss in the future under equity method	Equity Attributable to shareholders of the company				Minority interests	Total other comprehensive income
		Changes in fair value of available- for-sale financial assets	Cash flow hedges	Translation difference in foreign currency statements	Subtotal
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
31 December 2013	716	1,322	428	(2,059)	407	(431)	(24)
Changes in 2014	36	627	136	223	1,022	168	1,190
30 June 2014	752	1,949	564	(1,836)	1,429	(263)	1,166
31 December 2014	(968)	97	(4,057)	(2,333)	(7,261)	(2,029)	(9,290)
Changes in 2015	(71)	(3)	1,512	369	1,807	(452)	1,355
30 June 2015	(1,039)	94	(2,545)	(1,964)	(5,454)	(2,481)	(7,935)

35	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2015	491
Provision for the period	2,050
Utilisation for the period	(1,136)
Balance at 30 June 2015	1,405

36	SURPLUS RESERVES

Movements in surplus reserves are as follows:

The Group

	Statutory surplus reserve	Discretionary surplus reserve	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2015	76,552	117,000	193,552
Appropriation	—	—	—
Balance at 30 June 2015	76,552	117,000	193,552

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

37	OPERATING INCOME AND OPERATING COSTS

	Six-month periods ended 30 June
	The Group		The Company
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,021,692	1,338,164	428,007	653,590
Income from other operations	18,670	18,008	10,312	16,403
Total	1,040,362	1,356,172	438,319	669,993
Operating costs	819,733	1,148,049	317,844	531,774

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represents the products cost related to the principal operations. The Group’s segmental information is set out in Note 55.

38	SALES TAXES AND SURCHARGES

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Consumption tax	100,665	65,447
Special oil income levy	5	12,448
City construction tax	9,201	6,642
Education surcharge	7,044	4,952
Resources tax	2,574	3,727
Other taxes	397	551
Total	119,886	93,767

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

39	FINANCIAL EXPENSES

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Interest expenses incurred	4,421	6,358
Less: Capitalised interest expenses	557	715
Net interest expenses	3,864	5,643
Accretion expenses (Note 30)	520	497
Interest income	(1,078)	(876)
Net foreign exchange (gain)/loss	(161)	1,275
Total	3,145	6,539

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2015 by the Group ranged from 1.6% to 5.8% (2014: 1.4% to 5.9%).

40	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	770,431	1,099,789
Personnel expenses	26,593	26,754
Depreciation, depletion and amortization	46,249	43,233
Exploration expenses (including dry holes)	6,031	5,552
Other expenses	33,110	34,772
Total	882,414	1,210,100

41	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

42	IMPAIRMENT LOSSES

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Receivables	(3)	(12)
Inventories (Note 10)	63	52
Fixed assets (Note 12)	145	893
Intangible assets (Note 14)	—	179
Total	205	1,112

43	GAIN FROM CHANGES IN FAIR VALUE

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Changes in fair value of financial assets and financial liabilities at fair value through profit or loss, net	(13)	6
Fair value loss on the embedded derivative component of the convertible bonds (Note 29(ii))	(259)	(2,222)
Unrealised gain from ineffective portion cash flow hedges, net	383	70
Others	—	72
Total	111	(2,074)

44	INVESTMENT INCOME

	Six-month periods ended 30 June
	The Group		The Company
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	83	2,750	4,291
Income from investment accounted for under equity method	4,073	1,976	1,734	354
Investment loss from disposal of long-term equity investments	(3)	—	—	—
Investment income from holding available-for-sale financial assets	49	1	—	—
Investment income from disposal of financial assets and liabilities at fair value through profit or loss	7	—	—	—
Gains from ineffective portion of cash flow hedge	311	173	—	—
Others	24	19	495	176
Total	4,461	2,252	4,979	4,821

45	NON-OPERATING INCOME

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Gain on disposal of non-current assets	143	98
Government grants	1,318	790
Others	404	483
Total	1,865	1,371

46	NON-OPERATING EXPENSES

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Loss on disposal of non-current assets	204	659
Fines, penalties and compensation	53	52
Donations	51	46
Others	625	844
Total	933	1,601

47	INCOME TAX EXPENSE

The Group

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Provision for income tax for the period	7,118	11,762
Deferred taxation	2,236	(435)
Under-provision for income tax in respect of preceding year	320	581
Total	9,674	11,908

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Profit before taxation	40,216	44,602
Expected income tax expense at a tax rate of 25%	10,054	11,151
Tax effect of non-deductible expenses	410	537
Tax effect of non-taxable income	(1,218)	(771)
Tax effect of preferential tax rate (i)	(542)	(970)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	333	482
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(146)	(21)
Tax effect of tax losses not recognised	435	889
Write-down of deferred tax assets	28	30
Adjustment for under provision for income tax in respect of preceding years	320	581
Actual income tax expense	9,674	11,908

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

48	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the six-month period ended 30 June 2015 of RMB 0.09 (2014: RMB 0.09) per share totaling RMB 10,896 million (2014: RMB 10,512 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

(b)	Dividends of ordinary shares declared during the period

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares on 18 June 2015 was approved. All dividends have been paid in the six-month period ended 30 June 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million according to total shares on 30 May 2014 was approved. Cash dividends have been paid on 19 June 2014.

49	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Net profit	30,542	32,694
Add: Impairment losses on assets	205	1,112
Depreciation of fixed assets	41,155	39,573
Amortisation of intangible assets and long-term deferred expenses	5,094	3,660
Dry hole costs written off	4,222	3,492
Net loss on disposal of non-current assets	61	561
Fair value (gain)/loss	(111)	2,074
Financial expenses	3,494	6,025
Investment income	(4,143)	(2,252)
Decrease/(increase) in deferred tax assets	1,724	(1,437)
Increase in deferred tax liabilities	512	1,002
Decrease/(increase) in inventories	13,331	(22,421)
Safety fund reserve	1,009	1,101
Decrease/(increase) in operating receivables	6,101	(26,799)
(Decrease)/increase in operating payables	(35,754)	19,829
Net cash flow from operating activities	67,442	58,214

(b)	Net change in cash:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Cash balance at the end of the period	72,525	13,220
Less: Cash at the beginning of the period	9,355	15,046
Net increase/(decrease) of cash	63,170	(1,826)

(c)	The analysis of cash held by the Group is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	42	9
– Demand deposits	72,483	13,211
Cash at the end of the period	72,525	13,220

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Wang Yupu
Registered capital	:	RMB 274,867 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 71.26% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited
Sinopec International Petroleum Exploration and Production Limited

Principal associates of the Group:
Sinopec Finance
China Aviation Oil
Zhongtian Synergetic Energy
Shanghai Chemical
Shanghai Petroleum

Principal jointly controlled entities of the Group:
BASF-YPC
CIR
Taihu
Mansarovar
YASREF

Note:	Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	Six-month periods ended 30 June
		2015	2014
		RMB million	RMB million
Sales of goods	(i)	110,700	157,629
Purchases	(ii)	47,586	66,374
Transportation and storage	(iii)	603	743
Exploration and development services	(iv)	9,237	12,654
Production related services	(v)	3,158	3,411
Ancillary and social services	(vi)	3,266	3,269
Operating lease charges for land	(vii)	5,313	5,384
Operating lease charges for buildings	(vii)	226	237
Other operating lease charges	(vii)	99	131
Agency commission income	(viii)	45	66
Interest received	(ix)	71	58
Interest paid	(x)	672	690
Net deposits (placed with)/withdrawn from related parties	(ix)	(2,949)	453
Net loans (repaid to)/obtained from related parties	(xi)	(10,633)	36,725

The amounts set out in the table above in respect of the six-month periods ended 30 June 2015 and 2014 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, during the six-month periods ended 30 June 2015 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 44.454 billion (2014: RMB 56.595 billion) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 34.977 billion (2014: RMB 47.015 billion), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3.266 billion (2014: RMB 3.269 billion), operating lease charges for land and buildings paid by the Group of RMB 5.313 billion and 226 million (2014: RMB 5.384 billion and RMB 237 million), respectively and interest expenses of RMB 672 million (2014: RMB 690 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 35.130 billion (2014: RMB 43.800 billion), comprising RMB 35.055 billion (2014: RMB 43.738 billion) for sales of goods, RMB 71 million (2014: RMB 58 million) for interest income and RMB 4 million (2014: RMB 4 million) for agency commission income.

As at 30 June 2015 and 31 December 2014, there were no guarantees given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, except for the disclosure set out in Note 54(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 54(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2015. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧	the government-prescribed price;

‧	where there is no government-prescribed price, the government guidance price;

‧	where there is neither a government-prescribed price nor a government guidance price, the market price; or

‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the resolutions passed at the Directors’ meeting held on 31 October 2014, the Group acquired the equity interests of YASREF from Sinopec Group Company. The acquisition has been completed in 2014 (Note 11).

Pursuant to the Share Repurchase Agreement and Disposal Agreement by the Company and Sinopec Yizheng Chemical Fibre Company Limited (Yizheng Chemical Fibre Co., Ltd.) on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company and issued shares to Sinopec Group Company for the acquisition of 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of the Sinopec Group Company). These transactions were completed in December 2014 (Note 52).

50	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The balances with the Group’s related parties at 30 June 2015 and 31 December 2014 are as follows:

	The ultimate holding company		Other related companies
	At 30 June 2015	At 31 December 2014	At 30 June 2015	At 31 December 2014
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	7,170	4,221
Accounts receivable	1	2	21,407	25,476
Prepayments and other receivables	85	40	2,516	3,524
Other non-current assets	—	—	16,763	14,935
Accounts payable	16	5	13,037	16,842
Advances from customers	20	20	2,077	2,687
Other payables	289	15	10,561	21,989
Other non-current liabilities	—	—	7,424	6,470
Short-term loans	—	—	93,057	102,773
Long-term loans (including current portion) (Note)	—	—	42,420	43,337

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 20 and Note 28.

As at and for the six-month period ended 30 June 2015, and as at and for the year ended 31 December 2014, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB thousands	RMB thousands
Short-term employee benefits	4,820	5,010
Retirement scheme contributions	401	275
Total	5,221	5,285

51	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the unit-of-production method.

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

52	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2015. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise		Principal activities	Registered capital/paid-up capital	Actual investment at 30 June 2015	Percentage of equity interest/voting right held by the Group	Minority Interests at 30 June 2015
			million	million	%	RMB million
(a)	Subsidiaries acquired through group restructuring:
	China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	24
	Sinopec Marketing Company Limited (“Marketing Company”) (i)	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	62,689
	Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,651	100.00	97
	Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,745	RMB 2,873	50.00	2,098
	Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 7,200	RMB 4,000	50.56	9,222
	Sinopec Kantons Holdings Limited(“Sinopec Kantons”)	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	3,299
	Sinopec Yizheng Chemical Fibre Limited Liability Company(“Yizheng Chemical Fibre”) (iii)	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,491	100.00	—
	China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	3,397
	Sinopec (Hong Kong) Limited	Trading of petrochemical products	HKD 13,277	HKD 13,311	100.00	—
	Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
(b)	Subsidiaries established by the Group:
	Sinopec Shell (Jiangsu) Petroleum Marketing Company Limited	Marketing and distribution of refined petroleum products	RMB 830	RMB 498	60.00	426
	BP Sinopec (Zhejiang) Petroleum Company Limited	Marketing and distribution of refined petroleum products	RMB 800	RMB 480	60.00	456
	Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	563
	Sinopec Senmei (Fujian) Petroleum Limited	Marketing and distribution of refined petroleum products	RMB 1,840	RMB 1,012	55.00	1,541
	Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	46
	Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	17,456
	Sinopec Fuel Oil Sales Company Limited	Marketing and distribution of refined petroleum products	RMB 2,200	RMB 2,771	100.00	—
	Sinopec Great Wall Energy & Chemical Company Limited (“GWEC”) (iv)	Coal chemical industry investment management, production and sale of coal chemical products	RMB 18,863	RMB 18,873	100.00	343
	Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	61
	Sinopec-SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	Production, sale, research and development of ethylene and downstream byproducts	RMB 6,270	RMB 4,076	65.00	2,288

52	PRINCIPAL SUBSIDIARIES (Continued)

	Full name of enterprise	Principal activities	Registered capital/paid-up capital	Actual investment at 30 June 2015	Percentage of equity interest/voting right held by the Group	Minority Interests at 30 June 2015
			million	million	%	RMB million
(c)	Subsidiaries acquired through business combination under common control:
	Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	1,463
	Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 6,840	100.00	—
(d)	Subsidiaries acquired through business combination not under common control:
	Sinopec Great Wall Energy & Chemical (Ningxia) Company Limited (“Ningxia Nenghua”) (iv)	Production and sale of electricity, cement and coal	RMB 5,130	RMB 4,974	95.00	343
	Sinopec Zhanjiang Dongxing Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 4,397	RMB 3,225	75.00	502

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Marketing Company, a subsidiary of the Group on 1 April 2014.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on 6 March 2015.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect its return through its power over the entity.

(iii)
Pursuant to the Share Repurchase Agreement and Disposal Agreement entered into between the Company and Yizheng Chemical Fibre Co., Ltd. on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company, pursuant to which this business was injected into Yizheng Chemical Fibre.

Pursuant to the Acquisition Agreement between Sinopec Group Company and Yizheng Chemical Fibre Co., Ltd. on the same date, Yizheng Chemical Fibre Co., Ltd. issued shares to Sinopec Group Company for the acquisition of a 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of Sinopec Group Company). The above transactions were inter-conditional and were completed in December 2014.

The Group accounted for the transaction pursuant to the Share Repurchase Agreement as a transaction with minority interests since the control of business had not been lost, which resulted in an increase in capital reserve of the Group’s consolidated financial statement amounting to RMB 3,227 million and decrease of minority interests amounting to RMB 2,867 million.

(iv)
On 1 August 2014, GWEC acquired an additional 45% of the equity interest in shares in Ningxia Nenghua (GWEC previously held a 50% equity interest) and obtained control of Ningxia Nenghua (a coal chemical producer) which the Group accounted for as a subsidiary of GWEC thereafter. The cash consideration was RMB 2,593 million. The fair value of the 50% equity interest held before the business combination was RMB 2,881 million. The fair value of the assets and liabilities of Ningxia Nenghua primarily include construction in progress (RMB 14,094 million), fixed assets (RMB 3,293 million) and borrowings (RMB 11,862 million) and no goodwill was resulted from the business combination.

Summarised financial information on subsidiaries with material minority interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

52	PRINCIPAL SUBSIDIARIES (Continued)

Summarised consolidated balance sheet

	Fujian Petrochemical		Shanghai Petrochemical(v)	Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	At 30 June	At 31 December	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	297	436	9,510	1,093	1,581	20,380	15,416	169,208	131,012	1,796	1,724
Current liabilities	(214)	(224)	(12,485)	(410)	(928)	(7,089)	(2,387)	(198,704)	(280,010)	(10,697)	(13,023)
Net current assets/(liabilities)	83	212	(2,975)	683	653	13,291	13,029	(29,496)	(148,998)	(8,901)	(11,299)
Non-current assets	4,984	4,050	21,636	7,713	7,536	43,858	47,623	227,635	229,281	16,354	16,874
Non-current liabilities	(871)	(996)	(1,819)	(76)	(82)	(32,387)	(35,877)	(1,728)	(1,456)	(917)	—
Net non-current assets	4,113	3,054	19,817	7,637	7,454	11,471	11,746	225,907	227,825	15,437	16,874

Summarised consolidated statement of comprehensive income and cash flow

			Shanghai
Six-month period ended 30 June	Fujian Petrochemical		Petrochemical(v)	Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	3,073	3,377	51,374	339	2,775	3,661	4,803	564,131	608,194	7,334	9,002
Profit/(Loss) for the year	930	(304)	(162)	344	298	8	2,455	12,150	10,414	956	(246)
Total comprehensive income/(loss)	930	(303)	(162)	261	244	(13)	2,691	12,295	9,036	956	(246)
Comprehensive profit/(loss) attributable to minority interests	465	(152)	(79)	104	97	51	1,410	3,929	244	335	(86)
Dividends paid to minority interests	—	—	271	19	35	—	—	—	—	—	—
Net cash (used in)/generated from operating activities	(72)	58	836	184	74	2,168	2,210	9,675	3,447	1,779	(51)

Note:

(v)	The listed company will announce its financial information for the period ended 30 June 2015 later than the Company, therefore its 2015 financial information is not currently disclosed.

53	COMMITMENTS

Operating lease commitments

The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2015 and 31 December 2014, the future minimum lease payments of the Group under operating leases are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Within one year	13,382	13,909
Between one and two years	13,361	13,480
Between two and three years	13,205	13,113
Between three and four years	13,083	12,984
Between four and five years	12,786	13,063
After five years	290,271	297,425
Total	356,088	363,974

Capital commitments
At 30 June 2015 and 31 December 2014, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Authorised and contracted for(i)	113,792	138,795
Authorised but not contracted for	43,641	102,386
Total	157,433	241,181

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 3,772 million (2014: RMB 4,030 million).

53	COMMITMENTS (Continued)

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures at market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss.

Estimated future annual payments of the Group are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Within one year	272	312
Between one and two years	107	160
Between two and three years	23	32
Between three and four years	22	22
Between four and five years	21	19
After five years	817	811
Total	1,262	1,356

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

54	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2015 and 31 December 2014, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Jointly controlled entities	596	168
Others	5,601	5,552
Total	6,197	5,720

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2015 and 31 December 2014, it is not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

54	CONTINGENT LIABILITIES (Continued)

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group recognized normal routine pollutant discharge fees of approximately RMB 2,461million for the six-month period in the consolidated financial statements ended 30 June 2015 (2014: RMB 1,979 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

55	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production — which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining — which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution — which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals — which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others — which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	29,041	34,744
Inter-segment sales	37,982	73,381
	67,023	108,125
Refining
External sales	63,478	90,486
Inter-segment sales	419,928	559,040
	483,406	649,526
Marketing and distribution
External sales	555,472	718,961
Inter-segment sales	1,639	2,377
	557,111	721,338
Chemicals
External sales	140,752	177,223
Inter-segment sales	21,840	32,541
	162,592	209,764
Corporate and others
External sales	232,949	316,750
Inter-segment sales	182,119	328,294
	415,068	645,044
Elimination of inter-segment sales	(663,508)	(995,633)

Consolidated income from principal operations	1,021,692	1,338,164
Income from other operations
Exploration and production	3,378	5,702
Refining	2,329	2,443
Marketing and distribution	8,527	5,589
Chemicals	3,714	3,628
Corporate and others	722	646
Consolidated income from other operations	18,670	18,008

Consolidated operating income	1,040,362	1,356,172

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Operating (loss)/profit
By segment
Exploration and production	(2,129)	27,735
Refining	14,132	9,241
Marketing and distribution	14,421	19,149
Chemicals	9,999	(4,284)
Corporate and others	452	(333)
Elimination	982	(315)
Total segment operating profit	37,857	51,193
Investment (loss)/income
Exploration and production	(277)	1,514
Refining	875	(63)
Marketing and distribution	966	545
Chemicals	1,709	(484)
Corporate and others	1,188	740
Total segment investment income	4,461	2,252
Financial expenses	(3,145)	(6,539)
Gain/(loss) from changes in fair value	111	(2,074)

Operating profit	39,284	44,832
Add: Non-operating income	1,865	1,371
Less: Non-operating expenses	933	1,601
Profit before taxation	40,216	44,602

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Assets
Segment assets
Exploration and production	440,216	453,060
Refining	273,824	297,884
Marketing and distribution	274,938	276,298
Chemicals	152,559	162,685
Corporate and others	144,908	147,015
Total segment assets	1,286,445	1,336,942
Cash at bank and on hand	74,203	10,100
Long-term equity investments	84,844	80,593
Deferred tax assets	6,376	6,979
Other unallocated assets	18,487	16,754
Total assets	1,470,355	1,451,368
Liabilities
Segment liabilities
Exploration and production	81,325	100,548
Refining	54,480	67,328
Marketing and distribution	104,985	118,161
Chemicals	22,899	27,439
Corporate and others	115,374	138,928
Total segment liabilities	379,063	452,404
Short-term loans	147,376	166,688
Non-current liabilities due within one year	7,854	11,890
Long-term loans	59,232	67,426
Debentures payable	62,205	83,506
Deferred tax liabilities	10,071	7,820
Other non-current liabilities	12,351	11,549
Other unallocated liabilities	3,785	2,990
Total liabilities	681,937	804,273

55	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Capital expenditure
Exploration and production	13,418	20,743
Refining	3,187	6,592
Marketing and distribution	3,781	5,830
Chemicals	2,519	4,670
Corporate and others	603	1,351
	23,508	39,186
Depreciation, depletion and amortisation
Exploration and production	23,806	23,164
Refining	8,168	7,333
Marketing and distribution	7,345	6,007
Chemicals	6,131	5,970
Corporate and others	799	759
	46,249	43,233
Impairment losses on long-lived assets
Refining	—	8
Marketing and distribution	5	39
Chemicals	140	1,025
	145	1,072

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
External sales
Mainland China	813,136	1,023,133
Others	227,226	333,039
	1,040,362	1,356,172

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Non-current assets
Mainland China	993,010	1,003,521
Others	57,590	64,589
	1,050,600	1,068,110

56	FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank, equity investments, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2015, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 299,319 million (2014: RMB 302,570 million) on an unsecured basis, at a weighted average interest rate of 2.46% (2014: 3.51%). At 30 June 2015, the Group’s outstanding borrowings under these facilities were RMB 68,585 million (2014: RMB 78,983 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2015
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	147,376	147,899	147,899	—	—	—
Non-current liabilities due within one year	7,854	7,917	7,917	—	—	—
Long-term loans	59,232	61,930	994	14,717	8,815	37,404
Debentures payable	62,205	75,288	2,608	20,537	30,143	22,000
Bills payable	3,912	3,912	3,912	—	—	—
Accounts payable	163,967	163,967	163,967	—	—	—
Other payables and employee benefits payable	70,646	70,646	70,646	—	—	—
Total	515,192	531,559	397,943	35,254	38,958	59,404

56	FINANCIAL INSTRUMENTS(Continued)

Liquidity risk (Continued)

	At 31 December 2014
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	166,688	167,488	167,488	—	—	—
Non-current liabilities due within one year	11,890	11,949	11,949	—	—	—
Long-term loans	67,426	77,483	1,725	10,240	15,226	50,292
Debentures payable	83,506	96,474	2,865	7,472	54,629	31,508
Bills payable	4,577	4,577	4,577	—	—	—
Accounts payable	198,366	198,366	198,366	—	—	—
Other payables and employee benefits payable	104,141	104,141	104,141	—	—	—
Total	636,594	660,478	491,111	17,712	69,855	81,800

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 30 June	At 31 December
	2015	2014
	million	million
Gross exposure arising from loans and borrowings
United State Dollars (“USD”)	USD 5,216	USD 8,382
Euro (“EUR”)	EUR 132	EUR 57
Japanese Yen (“JPY”)	—	JPY 8,662
Hong Kong Dollars (“HKD”)	HKD 6	HKD 6

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2015 and 31 December 2014 would have increased net profit for the period/year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

The Group

	At 30 June	At 31 December
	2015	2014
	million	million
US Dollars	1,196	1,923
Euro	34	16
Japanese Yen	—	17

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

56	FINANCIAL INSTRUMENTS(Continued)

Market risk (Continued)

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 20 and Note 28, respectively.

At 30 June 2015 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB 519 million (2014: RMB 1,040 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2014.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 30 June 2015, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2015, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 1,878 million (2014: RMB 12,622 million) recognised in other receivables and derivative financial liabilities of RMB 9,897 million (2014: RMB 18,990 million) recognised in other payables.

At 30 June 2015, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB 727 million (2014: decrease/increase RMB 190 million), and decrease/increase the Group’s other comprehensive income by approximately RMB 17,984 million (2014: increase/decrease RMB 737 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2014.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2015

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	227	—	—	227
Derivative financial instruments:
– Derivative financial assets	259	1,619	—	1,878
	486	1,619	—	2,105
Liabilities
Derivative financial instruments:
– Other derivative financial liabilities	2,376	7,521	—	9,897
	2,376	7,521	—	9,897

56	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2014

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

During the period, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 0.77% to 5.40% (2014: 0.33% to 6.15%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2015 and 31 December 2014:

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Carrying amount	86,317	115,767
Fair value	84,330	112,362

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2015 and 31 December 2014.

57	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month periods ended 30 June
	2015	2014
Net profit attributable of equity shareholders of the Company (RMB million)	24,427	31,430
Weighted average number of outstanding ordinary shares of the Company (million)	120,630	116,726
Basic earnings per share (RMB/share)	0.202	0.269

57	BASIC AND DILUTED EARNINGS PER SHARE (Continued)

(i)	Basic earnings per share (Continued)
The calculation of the weighted average number of ordinary shares is as follows:

	Six-month periods ended 30 June
	2015	2014
Weighted average number of outstanding ordinary shares of the Company before retrospective adjustment (million)	118,280	116,565
Weighted average number of outstanding ordinary shares of the Company after retrospective adjustment (million)	118,280	116,565
Conversion of the 2011 Convertible Bonds (million)	2,350	161
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	120,630	116,726

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	Six-month periods ended 30 June
	2015	2014
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	24,426	31,564
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	120,630	117,806
Diluted earnings per share (RMB/share)	0.202	0.268

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	Six-month periods ended 30 June
	2015	2014
The weighted average number of the ordinary shares issued at 30 June (million)	120,630	116,726
Effect of the convertible bonds (million)	—	1,080
Weighted average number of the ordinary shares issued at 30 June (diluted) (million)	120,630	117,806

58	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	Six-month period ended 30 June 2015			Six-month period ended 30 June 2014
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	3.81	0.202	0.202	5.37	0.269	0.268
Net profit deducted extraordinary gain and losses attributable to the Company’s ordinary equity shareholders	3.66	0.194	0.194	5.36	0.269	0.267

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor’s Report
To the Shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated interim financial statements of China Petroleum & Chemical Corporation (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 101 to 147, which comprise the consolidated balance sheet as at 30 June 2015, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated interim financial statements that give a true and fair view in accordance with International Financial Reporting Standards, and for such internal control as the directors determine is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated interim financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated interim financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated interim financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated interim financial statements give a true and fair view of the financial position of the Group as at 30 June 2015, and of the Group’s financial performance and cash flows for the six-month period then ended in accordance with International Financial Reporting Standards.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 26 August 2015

(B)	INTERIM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the six-month period ended 30 June 2015
(Amounts in million, except per share data)

	Note	Six-month periods ended 30 June
		2015	2014
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,021,692	1,338,164
Other operating revenues	4	18,670	18,008
		1,040,362	1,356,172
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(770,431)	(1,099,789)
Selling, general and administrative expenses	5	(32,161)	(33,735)
Depreciation, depletion and amortisation		(46,249)	(43,233)
Exploration expenses, including dry holes		(6,031)	(5,552)
Personnel expenses	6	(26,593)	(26,754)
Taxes other than income tax	7	(119,886)	(93,767)
Other operating income/(expense), net	8	1,532	(1,074)
Total operating expenses		(999,819)	(1,303,904)

Operating profit		40,543	52,268
Finance costs
Interest expense	9	(4,384)	(6,140)
Interest income		1,078	876
Loss on embedded derivative component of the convertible bonds	26(ii)	(259)	(2,222)
Foreign currency exchange gains/(losses), net		161	(1,275)
Net finance costs		(3,404)	(8,761)
Investment income		70	276
Share of profits less losses from associates and joint ventures		4,073	1,976

Profit before taxation		41,282	45,759
Tax expense	10	(9,674)	(11,908)
Profit for the period		31,608	33,851
Attributable to:
Owners of the Company		25,394	32,543
Non-controlling interests		6,214	1,308
Profit for the period		31,608	33,851
Earnings per share:	13
Basic		0.211	0.279
Diluted		0.211	0.277

The notes on pages 107 to 147 form part of these interim financial statements. Details of dividends payable to owners of the Company attributable to the profit for the period are set out in Note 11.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six-month period ended 30 June 2015
(Amounts in million)
	Note	Six-month periods ended 30 June
		2015	2014
		RMB	RMB
Profit for the period		31,608	33,851
Other comprehensive income:	12
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges		1,480	136
Available-for-sale securities		36	627
Share of other comprehensive (loss)/income of associates and joint ventures		(118)	36
Foreign currency translation differences		(43)	391
Total items that may be reclassified subsequently to profit or loss		1,355	1,190
Total other comprehensive income		1,355	1,190

Total comprehensive income for the period		32,963	35,041
Attributable to:
Owners of the Company		27,201	33,565
Non-controlling interests		5,762	1,476
Total comprehensive income for the period		32,963	35,041

The notes on pages 107 to 147 form part of these interim financial statements.

CONSOLIDATED BALANCE SHEET
As at 30 June 2015
(Amounts in million)

	Note	30 June	31 December
		2015	2014
		RMB	RMB
Non-current assets
Property, plant and equipment, net	14	695,624	703,485
Construction in progress	15	165,173	177,667
Goodwill	16	6,281	6,281
Interest in associates	17	34,337	32,119
Interest in joint ventures	18	50,507	48,474
Available-for-sale financial assets	19	1,075	868
Deferred tax assets	25	6,376	6,979
Lease prepayments	20	48,993	49,136
Long-term prepayments and other assets	21	66,434	66,215
Total non-current assets		1,074,800	1,091,224
Current assets
Cash and cash equivalents		72,525	9,355
Time deposits with financial institutions		1,678	745
Trade accounts receivable	22	93,611	90,831
Bills receivable	22	11,529	13,963
Inventories	23	174,829	188,223
Prepaid expenses and other current assets	24	41,383	57,027
Total current assets		395,555	360,144
Current liabilities
Short-term debts	26	61,399	75,183
Loans from Sinopec Group Company and fellow subsidiaries	26	93,277	102,965
Trade accounts payable	27	163,967	198,366
Bills payable	27	3,912	4,577
Accrued expenses and other payables	28	181,735	222,075
Income tax payable		2,623	1,091
Total current liabilities		506,913	604,257

Net current liabilities		111,358	244,113

Total assets less current liabilities		963,442	847,111
Non-current liabilities
Long-term debts	26	79,237	107,787
Loans from Sinopec Group Company and fellow subsidiaries	26	42,200	43,145
Deferred tax liabilities	25	10,071	7,820
Provisions	29	31,165	29,715
Other long-term liabilities		13,812	13,067
Total non-current liabilities		176,485	201,534

		786,957	645,577
Equity
Share capital	30	121,071	118,280
Reserves		559,014	474,761
Total equity attributable to owners of the Company		680,085	593,041
Non-controlling interests		106,872	52,536
Total equity		786,957	645,577

Approved and authorised for issue by the board of directors on 26 August 2015.

Wang Yupu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 107 to 147 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended 30 June 2015
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2014	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Profit for the period	—	—	—	—	—	—	32,543	32,543	1,308	33,851
Other comprehensive income (Note 12)	—	—	—	—	—	1,022	—	1,022	168	1,190
Total comprehensive income for the period	—	—	—	—	—	1,022	32,543	33,565	1,476	35,041
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 26)	230	—	1,021	—	—	—	—	1,251	—	1,251
Final dividend for 2013 (Note 11)	—	—	—	—	—	—	(17,519)	(17,519)	—	(17,519)
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	2,456	2,456
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,312)	(1,312)
Total contributions by and distributions to owners	230	—	1,021	—	—	—	(17,519)	(16,268)	1,144	(15,124)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Acquisitions of non-controlling interests of subsidiaries	—	(8)	—	—	—	—	—	(8)	(10)	(18)

Total transactions with owners	230	(8)	1,021	—	—	—	(17,519)	(16,276)	1,134	(15,142)
Others (Note (f))	—	18	—	—	—	1,064	(1,064)	18	—	18

Balance at 30 June 2014	116,795	(33,703)	34,368	73,337	117,000	4,577	273,736	586,110	55,433	641,543

The notes on pages 107 to 147 form part of these interim financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2015	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577
Profit for the period	—	—	—	—	—	—	25,394	25,394	6,214	31,608
Other comprehensive income (Note 12)	—	—	—	—	—	1,361	—	1,361	(6)	1,355
Total comprehensive income for the period	—	—	—	—	—	1,361	25,394	26,755	6,208	32,963
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 26)	2,791	—	14,026	—	—	—	—	16,817	—	16,817
Final dividend for 2014 (Note 11)	—	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
Contributions to subsidiaries from non-controlling interests(Note 35(i))	—	56,224	—	—	—	446	—	56,670	48,474	105,144
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(364)	(364)
Total contributions by and distributions to owners	2,791	56,224	14,026	—	—	446	(13,318)	60,169	48,110	108,279
Total transactions with owners	2,791	56,224	14,026	—	—	446	(13,318)	60,169	48,110	108,279
Others (Note (f))	—	120	—	—	—	914	(914)	120	18	138
Balance at 30 June 2015	121,071	25,847	55,850	76,552	117,000	(3,458)	287,223	680,085	106,872	786,957

Note:

(a)
According to the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

The reserve balance has reached 50% of the registered capital, therefore during the six-month period ended 30 June 2015, the Company decided not to transferred statutory surplus reserve (2014: nil).

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 30 June 2015, the amount of retained earnings available for distribution was RMB 159,832 million (2014: RMB 168,834 million), being the amount determined in accordance with International Financial Reporting Standards (“IFRS”). According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is the lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

(f)
According to relevant PRC regulations, the Group is required to transfer an amount to other reserves for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. During the six-month period ended 30 June 2015, the Group transferred RMB 914 million (2014: RMB 1,064 million) from retained earnings to other reserves for the safety production fund.

The notes on pages 107 to 147 form part of these interim financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2015
(Amounts in million)

	Note	Six-month periods ended 30 June
		2015	2014
		RMB	RMB
Net cash generated from operating activities	(a)	67,442	58,214
Investing activities
Capital expenditure		(50,265)	(56,470)
Exploratory wells expenditure		(2,646)	(2,796)
Purchase of investments, investments in associates and investments in joint ventures		(3,556)	(5,030)
Proceeds from disposal of investments and investments in associates		146	435
Proceeds from disposal of property, plant, equipment and other non-current assets		222	494
Increase in time deposits with maturities over three months		(933)	(1,071)
Interest received		808	806
Investment and dividend income received		1,242	979
Net cash used in investing activities		(54,982)	(62,653)
Financing activities
Proceeds from bank and other loans		613,159	551,031
Repayments of bank and other loans		(648,938)	(527,717)
Contributions to subsidiaries from non-controlling interests	35(i)	105,144	2,441
Dividends paid by the Company		(13,318)	(17,519)
Distributions by subsidiaries to non-controlling interests		(327)	(582)
Interest paid		(4,681)	(5,105)
Transaction with non-controlling interests		—	(18)
Net cash generated from financing activities		51,039	2,531

Net increase/(decrease) in cash and cash equivalents		63,499	(1,908)
Cash and cash equivalents at 1 January		9,355	15,046
Effect of foreign currency exchange rate changes		(329)	82
Cash and cash equivalents at 30 June		72,525	13,220

The notes on pages 107 to 147 form part of these interim financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended 30 June 2015
(Amounts in million)

(a)	RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH GENERATED FROM OPERATING ACTIVITIES

	Six-month periods ended 30 June
	2015	2014
	RMB	RMB
Operating activities
Profit before taxation	41,282	45,759
Adjustments for:
Depreciation, depletion and amortisation	46,249	43,233
Dry hole costs written off	4,222	3,492
Share of profits from associates and joint ventures	(4,073)	(1,976)
Investment income	(70)	(276)
Interest income	(1,078)	(876)
Interest expense	4,384	6,140
Loss on foreign currency exchange rate changes and derivative financial instruments	79	761
Loss on disposal of property, plant, equipment and other non-currents assets, net	61	561
Impairment losses on assets	205	1,112
Loss on embedded derivative component of the convertible bonds	259	2,222
	91,520	100,152
Accounts receivable and other current assets	6,101	(26,799)
Inventories	13,331	(22,421)
Accounts payable and other current liabilities	(37,604)	17,614
	73,348	68,546
Income tax paid	(5,906)	(10,332)
Net cash generated from operating activities	67,442	58,214

The notes on pages 107 to 147 form part of these interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the six-month period ended 30 June 2015

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities

China Petroleum & Chemical Corporation (the “Company’’) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group’’), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC’’). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (‘‘Sinopec Group Company’’), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation

The accompanying interim financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These interim financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

(a)	New and amended standards and interpretations adopted by the Group
The IASB has not issued any new and amended standards and interpretations that are first effective for the current accounting period of the Group. The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period.

(b)	New and amended standards and interpretations not yet adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after 1 January 2016 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations. The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations). Specifically, an investor will need to: (1) measure identifiable assets and liabilities at fair value; (2) expense acquisition-related costs; (3) recognise deferred tax; and (4) recognise the residual as goodwill. All other principles of business combination accounting apply unless they conflict with IFRS 11. The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained.

IFRS 15, ‘Revenue from contracts with customers’. IFRS 15 establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

Basis of preparation (Continued)

(c)	New Hong Kong Companies Ordinance
The requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation in accordance with section 358 of that Ordinance. So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected. The consolidated financial statements are prepared in accordance with the applicable requirements of the predecessor Companies Ordinance (Cap. 32) for this financial period and the comparative period.

The accompanying interim financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (m)) and derivative component of the convertible bonds (Note 2(q)) to their fair values.

The preparation of the interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRS that have significant effect on the interim financial statements and the major sources of estimation uncertainty are disclosed in Note 37.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated interim financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests

Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

The particulars of the Group’s principal subsidiaries are set out in Note 35.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Basis of consolidation (Continued)

(ii)	Associates and joint ventures

An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated interim financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (n)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the period are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (Note 2(a) (ii)).

In the Group’s balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(n)).

(iii)	Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Translation of foreign currencies

The presentation currency of the Group is Renminbi. Foreign currency transactions during the period are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (“PBOC”) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables

Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(n)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories

Inventories, other than spare parts and consumables, are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Spare parts and consumables are stated at cost less any provision for obsolescence.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Property, plant and equipment

An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(n)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	12 to 50 years
Equipment, machinery and others	4 to 30 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

(g)	Oil and gas properties

The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related support equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs relating to proved properties are amortised at the field level on a unit-of-production method. The amortisation rates are determined based on oil and gas reserves estimated to be recoverable from existing facilities over the shorter of the economic lives of crude oil and natural gas reservoirs and the terms of the relevant production licenses.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments

Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(n)). The cost of lease prepayments are charged to expense on a straight-line basis over the respective periods of the rights.

(i)	Construction in progress

Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(n)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(n)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k)	Available-for-sale financial assets

Investment in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserve. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(n)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

(l)	Derivative financial instruments
Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged (Note 2(m)).

(m)	Hedging

(i)	Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii)	Hedge of net investments in foreign operations

The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement. In this period no hedge of net investment in foreign operations was hold by the Group.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n)	Impairment of assets

(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a) (ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(n) (ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(n) (ii).

(ii)	Impairment of other long-lived assets is accounted as follows:

The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to sell and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, which in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(o)	Trade, bills and other payables

Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(p)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Convertible bonds

(i)	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii)	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

(r)	Provisions and contingent liability

A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(s)	Revenue recognition

Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(t)	Borrowing costs

Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(u)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(v)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reasonably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(w)	Research and development expense

Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 1,934 million for the six-month period ended 30 June 2015 (2014: RMB 1,901 million).

(x)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(y)	Employee benefits

The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 33.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(z)	Income tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(aa)	Dividends
Dividends are recognised as a liability in the period in which they are declared.

(bb)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Sale of materials, service and others	18,276	17,731
Rental income	394	277
	18,670	18,008

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Operating lease charges	7,152	7,140
Impairment losses:
– trade accounts receivable	4	—
– other receivables	3	4
– accounts prepayments	3	—

6	PERSONNEL EXPENSES

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Salaries, wages and other benefits	22,601	22,844
Contributions to retirement schemes (Note 33)	3,992	3,910
	26,593	26,754

7	TAXES OTHER THAN INCOME TAX

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Consumption tax (i)	100,665	65,447
Special oil income levy (ii)	5	12,448
City construction tax (iii)	9,201	6,642
Education surcharge	7,044	4,952
Resources tax (iv)	2,574	3,727
Other	397	551
	119,886	93,767

Note:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of productions is presented as below:

Products	Effective from	Effective from	Effective from	Effective from
	1 January 2009	29 November 2014	13 December 2014	13 January 2015
	RMB/Ton	RMB/Ton	RMB/Ton	RMB/Ton
Gasoline	1,388.00	1,554.56	1,943.20	2,109.76
Diesel	940.80	1,105.44	1,293.60	1,411.20
Naphtha	1,385.00	1,551.20	1,939.00	2,105.20
Solvent oil	1,282.00	1,435.84	1,794.80	1,948.64
Lubricant oil	1,126.00	1,261.12	1,576.40	1,711.52
Fuel oil	812.00	954.10	1,116.50	1,218.00
Jet fuel oil	996.80	1,171.24	1,370.60	1,495.20

(ii)
In accordance with PRC new rules and regulations, the threshold above which special oil income levy was imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) was raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

(iv)	The resources tax rate was raised from 5% to 6% from 1 December 2014.

8	OTHER OPERATING INCOME/(EXPENSE), NET

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Government grant	1,375	846
Loss on disposal of property, plant, equipment and other non-currents assets, net	(61)	(561)
Ineffective portion of change in fair value of cash flow hedges	694	243
Net realised and unrealised (loss)/gain on derivative financial instruments not qualified as hedging	(13)	6
Donations	(51)	(46)
Fines, penalties and compensations	(53)	(52)
Impairment losses on long-lived assets	(145)	(1,072)
Others	(214)	(438)
	1,532	(1,074)

9	INTEREST EXPENSE

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Interest expense incurred	4,421	6,358
Less: Interest expense capitalised*	(557)	(715)
	3,864	5,643
Accretion expenses (Note 29)	520	497
Interest expense	4,384	6,140
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	1.6% to 5.8%	1.4% to 5.9%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Current tax
– Provision for the period	7,118	11,762
– Adjustment of prior years	320	581
Deferred taxation (Note 25)	2,236	(435)
	9,674	11,908

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Profit before taxation	41,282	45,759
Expected PRC income tax expense at a statutory tax rate of 25%	10,321	11,440
Tax effect of non-deductible expenses	158	262
Tax effect of non-taxable income	(1,233)	(785)
Tax effect of preferential tax rate (i)	(542)	(970)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	333	482
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(146)	(21)
Tax effect of tax losses not recognised	435	889
Write-down of deferred tax assets	28	30
Adjustment of prior years	320	581
Actual income tax expense	9,674	11,908

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIVIDENDS

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Interim dividends declared after the balance sheet date of RMB 0.09 per share (2014: RMB 0.09 per share)	10,896	10,512

Pursuant to the Articles of Association of the Company and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ending 31 December 2015 of RMB 0.09 (2014: RMB 0.09) per share totaling RMB 10,896 million (2014: RMB 10,512 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.11 per share (2014: RMB 0.15 per share)	13,318	17,519

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. All dividends have been paid in the six-month period ended 30 June 2015 (2014: RMB 17,519 million).

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared. Cash dividends have been paid on 19 June 2014.

12	OTHER COMPREHENSIVE INCOME

	Six-month period ended 30 June 2015			Six-month period ended 30 June 2014
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	(3,085)	536	(2,549)	525	(73)	452
Amounts transferred to initial carrying amount of hedged items	(427)	70	(357)	(69)	10	(59)
Reclassification adjustments for amounts transferred to the consolidated income statement	5,328	(942)	4,386	(298)	41	(257)
Net movement during the period recognised in other comprehensive income	1,816	(336)	1,480	158	(22)	136
Available-for-sale securities:
Changes in fair value recongnised during the period	44	(8)	36	827	(200)	627
Net movement during the period recognised in other comprehensive income	44	(8)	36	827	(200)	627
Share of other comprehensive income of associates and joint ventures	(118)	—	(118)	36	—	36
Foreign currency translation differences	(43)	—	(43)	391	—	391
Other comprehensive income	1,699	(344)	1,355	1,412	(222)	1,190

13	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to ordinary owners of the Company of RMB 25,394 million (2014: RMB 32,543 million) and the weighted average number of shares of 120,629,864,875 (2014: 116,725,537,824) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2015 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 25,393 million (2014: RMB 32,677 million) and the weighted average number of shares (diluted) of 120,629,864,875 (2014: 117,805,304,491) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Profit attributable to ordinary owners of the Company	25,394	32,543
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds	—	133
After tax effect of net loss on embedded derivative components of the 2007 Convertible Bonds	—	1
After tax effect of equity incentive of Shanghai Petrochemical	(1)	—
Profit attributable to ordinary owners of the Company (diluted)	25,393	32,677

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2015	2014
	Number of shares	Number of shares
Weighted average number of shares at 30 June	120,629,864,875	116,725,537,824
Effect of conversion of the 2007 Convertible Bonds	—	1,079,766,667
Weighted average number of shares (diluted) at 30 June	120,629,864,875	117,805,304,491

14	PROPERTY, PLANT AND EQUIPMENT

By asset class

			Equipment,
	Plants and	Oil and gas,	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions	23	603	214	840
Transferred from construction in progress	2,411	10,813	17,372	30,596
Reclassification	224	—	(224)	—
Exchange adjustments	17	304	24	345
Contributed to a joint venture	(36)	—	(221)	(257)
Reclassification to lease prepayments and other long-term assets	(599)	—	(7,380)	(7,979)
Disposals	(304)	(4)	(2,848)	(3,156)
Balance at 30 June 2014	98,523	527,417	775,039	1,400,979
Balance at 1 January 2015	101,090	569,172	813,178	1,483,440
Additions	26	983	260	1,269
Transferred from construction in progress	1,257	13,406	19,020	33,683
Reclassification	(245)	(14)	259	—
Exchange adjustments	(1)	(32)	(1)	(34)
Reclassification to lease prepayments and other long-term assets	(236)	—	(620)	(856)
Disposals	(271)	—	(1,738)	(2,009)
Balance at 30 June 2015	101,620	583,515	830,358	1,515,493
Accumulated depreciation:
Balance at 1 January 2014	37,680	288,594	384,721	710,995
Depreciation charge for the period	1,655	17,909	20,330	39,894
Impairment losses for the period	11	—	882	893
Reclassification	100	—	(100)	—
Exchange adjustments	6	175	10	191
Reclassification to lease prepayments and other long-term assets	(135)	—	(1,692)	(1,827)
Written back on disposals	(244)	(2)	(2,156)	(2,402)
Balance at 30 June 2014	39,073	306,676	401,995	747,744
Balance at 1 January 2015	40,165	329,267	410,523	779,955
Depreciation charge for the period	1,739	18,110	21,704	41,553
Impairment losses for the period	31	—	114	145
Reclassification	(85)	(7)	92	—
Exchange adjustments	—	(20)	—	(20)
Reclassification to lease prepayments and other long-term assets	(81)	—	(174)	(255)
Written back on disposals	(137)	—	(1,372)	(1,509)
Balance at 30 June 2015	41,632	347,350	430,887	819,869
Net book value:
Balance at 1 January 2014	59,107	227,107	383,381	669,595
Balance at 30 June 2014	59,450	220,741	373,044	653,235
Balance at 1 January 2015	60,925	239,905	402,655	703,485
Balance at 30 June 2015	59,988	236,165	399,471	695,624

The additions to the exploration and production segment and oil and gas properties for the six-month period ended 30 June 2015 included RMB 983 million (2014: RMB 603 million) of the estimated dismantlement costs for oil and gas properties (Note 29).

15	CONSTRUCTION IN PROGRESS

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Balance at 1 January	177,667	160,630
Additions	26,829	39,309
Exchange adjustments	(2)	7
Disposals	(290)	(493)
Dry hole costs written off	(4,222)	(3,492)
Transferred to property, plant and equipment	(33,683)	(30,596)
Reclassification to lease prepayments and other assets	(1,126)	(4,541)
Balance at 30 June	165,173	160,824

As at 30 June 2015, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and development segment was RMB 15,584 million (2014: RMB 19,286 million). The geological and geophysical costs paid during the six-month period ended 30 June 2015 were RMB 1,622 million (2014: RMB 2,017 million).

16	GOODWILL

	30 June	31 December
	2015	2014
	RMB million	RMB million
Cost	13,938	13,938
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,281	6,281

Impairment tests for cash-generating units containing goodwill
Goodwill is allocated to the following Group’s cash-generating units:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Sinopec Beijing Yanshan Branch (“Sinopec Yanshan”)	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	4,043	4,043
Sinopec (Hong Kong) Limited	853	853
Multiple units without individually significant goodwill	228	228
	6,281	6,281

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.5% to 11.2% (2014: 10.0% to 10.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates, all of which are unlisted companies incorporated and operating their business principally in the PRC, are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Manufacturing of coal-chemical products	Equity method
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method
Shanghai Petroleum Company Limited (“Shanghai Petroleum”)	30.00	Exploration and production of crude oil and natural gas	Equity method

Summarised financial information and reconciliation to carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		Shanghai Petroleum
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	103,810	108,999	11,808	13,816	7,108	6,833	2,582	2,466	2,430	2,783
Non-current assets	19,099	14,992	5,003	4,996	26,091	15,849	2,934	2,819	1,083	1,126
Current liabilities	(102,569)	(105,289)	(8,990)	(11,051)	(9,530)	(7,538)	(705)	(640)	(91)	(224)
Non-current liabilities	(104)	(104)	(260)	(227)	(9,373)	(2,348)	(1,111)	(1,043)	(339)	(370)
Net assets	20,236	18,598	7,561	7,534	14,296	12,796	3,700	3,602	3,083	3,315
Net assets attributable to non-controlling interests	—	—	832	877	—	—	—	—	—	—
Net assets attributable to owners of the Company	20,236	18,598	6,729	6,657	14,296	12,796	3,700	3,602	3,083	3,315
Share of net assets from associates	9,916	9,113	1,951	1,998	5,540	4,958	1,085	1,043	925	995
Carrying Amounts	9,916	9,113	1,951	1,998	5,540	4,958	1,085	1,043	925	995

Summarised statement of comprehensive income

Six-month periods ended 30 June	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy (i)		Shanghai Chemical		Shanghai Petroleum
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	1,873	1,415	39,702	57,160	—	—	—	—	210	355
Profit/(loss) for the periods	1,641	552	1,423	1,065	—	—	110	94	(114)	50
Other comprehensive (loss)/income	(1)	69	—	—	—	—	—	—	—	—
Total comprehensive income/(loss)	1,640	621	1,423	1,065	—	—	110	94	(114)	50
Dividends declared by associates	—	—	336	309	—	—	—	11	36	36
Share of profit/(loss) from associates	804	270	289	271	—	—	42	36	(34)	15
Share of other comprehensive (loss)/income from associates	(1)	34	—	—	—	—	—	—	—	—

Note:

(i)	Zhongtian Synergetic Energy was under construction during the period ended 30 June 2015.

The share of profit and other comprehensive loss for the six-month period ended 30 June 2015 in all individually immaterial associates accounted for using equity method in aggregate was RMB 567 million (2014: RMB 517 million) and RMB 32 million (2014: other comprehensive income of RMB 1 million) respectively. As at 30 June 2015, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 14,920 million (2014: RMB 14,012 million).

18	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

	% of ownership		Measurement	Country of	Principal place
Name of entity	interests	Principal activities	method	incorporation	of business
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturing and distribution of petrochemical products	Equity method	PRC	PRC
Caspian Investments Resources Ltd. (“CIR”)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	Kazakhstan
Taihu Limited (“Taihu”)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Mansarovar Energy Colombia Ltd. (“Mansarovar”)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”) (i)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia

Summarised balance sheet and reconciliation to carrying amounts in respect of the Group’s principal joint ventures:

	BASF-YPC		CIR		Taihu		Mansarovar
	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	1,088	1,112	4,942	4,873	147	117	468	580
Other current assets	4,302	5,879	1,640	1,881	2,807	2,886	624	328
Total current assets	5,390	6,991	6,582	6,754	2,954	3,003	1,092	908
Non-current assets	16,567	17,209	12,291	13,078	8,909	7,995	9,816	9,702
Current liabilities
Current financial liabilities (ii)	(2,063)	(3,318)	(272)	(272)	(1,226)	(1,228)	—	—
Other current liabilities	(1,956)	(2,235)	(623)	(851)	(1,908)	(1,742)	(618)	(860)
Total current liabilities	(4,019)	(5,553)	(895)	(1,123)	(3,134)	(2,970)	(618)	(860)
Non-current liabilities
Non-current financial liabilities	(3,646)	(4,019)	(611)	(680)	(2,936)	(2,905)	—	—
Other non-current liabilities (iii)	—	—	(1,551)	(1,253)	(2,251)	(2,175)	(4,480)	(3,662)
Total non-current liabilities	(3,646)	(4,019)	(2,162)	(1,933)	(5,187)	(5,080)	(4,480)	(3,662)
Net assets	14,292	14,628	15,816	16,776	3,542	2,948	5,810	6,088
Net assets attributable to non-controlling interests	—	—	—	—	123	102	—	—
Net assets attributable to owners of the company	14,292	14,628	15,816	16,776	3,419	2,846	5,810	6,088
Share of net assets from joint ventures	5,717	5,851	7,908	8,388	1,675	1,395	2,905	3,044
Other (iv)	—	—	615	616	813	814	85	85
Carrying Amounts	5,717	5,851	8,523	9,004	2,488	2,209	2,990	3,129

Note:

(i)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

As the purchase price allocation has not been completed, the summarised financial information for YASREF is not disclosed.

(ii)	Excluding trade accounts payable and other payables.

(iii)	Excluding provisions.

(iv)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

18	INTEREST IN JOINT VENTURES (Continued)

Summarised statement of comprehensive income

Six-month periods ended 30 June	BASF-YPC		CIR		Taihu		Mansarovar
	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	7,147	11,138	1,830	4,183	5,961	9,091	888	1,891
Depreciation, depletion and amortisation	(1,165)	(1,140)	(1,071)	(1,316)	(662)	(751)	(522)	(607)
Interest income	16	11	18	4	—	—	—	15
Interest expense	(136)	(175)	(4)	—	(18)	—	—	—
(Loss)/profit before taxation	(165)	87	(1,017)	4	944	1,507	(328)	321
Tax expense	16	(18)	70	(126)	(351)	(405)	56	(449)
(Loss)/profit for the periods	(149)	69	(947)	(122)	593	1,102	(272)	(128)
Other comprehensive (loss)/income	—	—	(12)	16	1	(2,593)	(6)	24
Total comprehensive (loss)/income	(149)	69	(959)	(106)	594	(1,491)	(278)	(104)
Dividends declared from joint venture	156	528	—	—	—	—	—	—
Share of net (loss)/profit from joint ventures	(60)	28	(474)	(61)	280	521	(136)	(64)
Share of other comprehensive (loss)/income from joint ventures	—	—	(6)	8	—	(1,271)	(3)	12

The share of profit and other comprehensive loss for the six-month period ended 30 June 2015 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 2,795 million (2014: RMB 443 million) and RMB 76 million (2014: other comprehensive income of RMB 1,252 million) respectively. As at 30 June 2015, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 30,789 million (2014: RMB 28,281 million).

19	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	30 June	31 December
	2015	2014
	RMB million	RMB million
Equity securities, listed and at quoted market price	227	183
Other investment, unlisted and at cost	877	714
	1,104	897
Less: Impairment loss for investments	(29)	(29)
	1,075	868

Other investment unlisted and at cost represent the Group’s interests in PRC privately owned enterprises which are mainly engaged in non-oil and gas activities and operations.

20	LEASE PREPAYMENTS

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Cost:
Balance at 1 January	59,861	51,417
Additions	195	51
Transferred from construction in progress	656	2,494
Transferred from property, plant and equipment and other long-term assets	148	3,253
Exchange adjustments	(1)	28
Reclassification to other assets	(421)	(484)
Disposals	(5)	(52)
Balance at 30 June	60,433	56,707
Accumulated amortisation:
Balance at 1 January	10,725	8,147
Amortisation charge for the period	821	731
Transferred from property, plant and equipment and other long-term assets	3	841
Exchange adjustments	—	7
Reclassification to other assets	(109)	(91)
Written back on disposals	—	(10)
Balance at 30 June	11,440	9,625
Net book value:	48,993	47,082

21	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2015	2014
	RMB million	RMB million
Operating rights of service stations	25,834	26,075
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	15,418	14,935
Prepayments for construction projects to third parties	4,112	4,944
Others	21,070	20,261
Balance	66,434	66,215

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	32,748	15,840
Additions	604	2,969
Decreases	(29)	(3)
Balance at 30 June	33,323	18,806
Accumulated amortisation:
Balance at 1 January	6,673	2,213
Additions	817	656
Decreases	(1)	(1)
Balance at 30 June	7,489	2,868
Net book value at 30 June	25,834	15,938

22	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	30 June	31 December
	2015	2014
	RMB million	RMB million
Amounts due from third parties	72,729	65,883
Amounts due from Sinopec Group Company and fellow subsidiaries	15,731	20,188
Amounts due from associates and joint ventures	5,677	5,290
	94,137	91,361
Less: Impairment losses for bad and doubtful debts	(526)	(530)
Trade accounts receivable, net	93,611	90,831
Bills receivable	11,529	13,963
	105,140	104,794

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Within one year	104,418	104,019
Between one and two years	675	720
Between two and three years	43	53
Over three years	4	2
	105,140	104,794

Impairment losses for bad and doubtful debts are analysed as follows:

	2015	2014
	RMB million	RMB million
Balance at 1 January	530	574
Provision for the period	4	—
Written back for the period	(8)	(10)
Written off for the period	—	(8)
Balance at 30 June	526	556

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

23	INVENTORIES

	30 June	31 December
	2015	2014
	RMB million	RMB million
Crude oil and other raw materials	81,643	95,298
Work in progress	20,459	22,728
Finished goods	72,951	71,959
Spare parts and consumables	1,930	1,841
	176,983	191,826
Less: Allowance for diminution in value of inventories	(2,154)	(3,603)
	174,829	188,223

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 804,789 million for the six-month period ended 30 June 2015 (2014: RMB 1,136,336 million), which includes the write-down of inventories of RMB 63 million (2014: RMB 86 million) that is primarily related to the finished goods in chemicals and others segments and the reversal of write-down of inventories made in prior years of RMB 0 million (2014: RMB 34 million). The write-down of inventories and the reversal of write-down of inventories were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories of RMB 1,512 million for the period ended 30 June 2015 (2014: RMB 1,246 million) was realised.

24	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	30 June	31 December
	2015	2014
	RMB million	RMB million
Receivables	19,565	17,941
Advances to suppliers	4,803	3,780
Value-added input tax to be deducted	15,137	22,684
Derivative financial instruments	1,878	12,622
	41,383	57,027

25	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities		Net balance
	30 June	31 December	30 June	31 December	30 June	31 December
	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,038	2,883	—	—	2,038	2,883
Accruals	426	258	—	—	426	258
Cash flow hedges	551	887	—	—	551	887
Non-current
Property, plant and equipment	6,984	7,752	(16,896)	(16,387)	(9,912)	(8,635)
Tax losses carried forward	3,196	3,474	—	—	3,196	3,474
Embedded derivative component of the convertible bonds	—	282	—	—	—	282
Available-for-sale securities	7	7	(12)	(4)	(5)	3
Others	85	86	(74)	(79)	11	7
Deferred tax assets/(liabilities)	13,287	15,629	(16,982)	(16,470)	(3,695)	(841)

At 30 June 2015, certain subsidiaries of the Company did not recognise deferred tax of deductable loss carried forward of RMB 18,171 million (2014: RMB 17,085 million), of which RMB 1,740 million (2014: RMB 3,557 million) was incurred for the period ended 30 June 2015, because it was not probable that the future taxable profits will be realised. These deductable losses carried forward of RMB 200 million, RMB 2,814 million, RMB 3,787 million, RMB 2,634 million, RMB 6,996 million and RMB 1,740 million will expire in 2015, 2016, 2017, 2018, 2019, 2020 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the six-month period ended 30 June 2015, write-down of deferred tax assets amounted to RMB 28 million (2014: RMB 30 million).

25	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
		consolidated	in other
	Balance at	income	comprehensive	Balance at
	1 January 2014	statement	income	30 June 2014
	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	3,315	(150)	—	3,165
Accruals	357	17	—	374
Cash flow hedges	(86)	—	(22)	(108)
Non-current
Property, plant and equipment	(8,390)	(607)	(38)	(9,035)
Tax losses carried forward	2,261	600	—	2,861
Embedded derivative component of the convertible bonds	(870)	555	—	(315)
Available-for-sale securities	(436)	—	(200)	(636)
Others	13	20	—	33
Net deferred tax liabilities	(3,836)	435	(260)	(3,661)

		Recognised in	Recognised
		consolidated	in other
	Balance at	income	comprehensive		Balance at
	1 January 2015	statement	income	Others	30 June 2015
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	(845)	—	—	2,038
Accruals	258	168	—	—	426
Cash flow hedges	887	—	(336)	—	551
Non-current
Property, plant and equipment	(8,635)	(1,285)	8	—	(9,912)
Tax losses carried forward	3,474	(278)	—	—	3,196
Embedded derivative component of the convertible bonds	282	—	—	(282)	—
Available-for-sale securities	3	—	(8)	—	(5)
Others	7	4	—	—	11
Net deferred tax liabilities	(841)	(2,236)	(336)	(282)	(3,695)

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	54,319	63,915
RMB denominated	9,837	22,805
US Dollar denominated	36,394	40,685
Euro denominated	8,088	425
Current portion of long-term bank loans	2,503	268
RMB denominated	2,143	163
Japanese Yen denominated	—	54
US Dollar denominated	360	51
Current portion of long-term corporate bonds	4,577	11,000
RMB denominated	4,577	11,000

	61,399	75,183
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	93,057	102,773
RMB denominated	1,985	9,628
US Dollar denominated	91,063	93,126
Hong Kong Dollar denominated	5	5
Euro denominated	4	14
Current portion of long-term loans	220	192
RMB denominated	75	80
US Dollar denominated	145	112
	93,277	102,965

	154,676	178,148

The Group’s weighted average interest rate on short-term loans was 1.4% (2014: 1.9%) at 30 June 2015. The above borrowings are unsecured.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts comprise:

	Interest rate and final maturity	30 June 2015	31 December 2014
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
Renminbi denominated	Interest rates ranging from interest free to	17,848	23,001
	6.40% per annum at 30 June 2015 with
	maturities through 2029
Japanese Yen denominated	Interest rates at 2.60% per annum at 30	—	445
	June 2015 with maturities in 2023 (which
	has redeemed in January 2015)
US Dollar denominated	Interest rates ranging from interest free to	1,687	1,103
	4.29% per annum at 30 June 2015
	with maturities through 2031
		19,535	24,549
Corporate bonds (Note (i))
Renminbi denominated	Fixed interest rates ranging from 4.05% to	45,500	56,500
	5.68% per annum at 30 June 2015 with
	maturity through 2022
US Dollar denominated	Fixed interest rates ranging from 1.25% to	21,282	21,285
	4.25% per annum at 30 June 2015 with
	maturities through 2043
		66,782	77,785
Convertible bonds
Renminbi denominated	Convertible bonds with maturity	—	16,721
	in 2017 (Note(ii))
Total third parties’ long-term debts		86,317	119,055
Less: Current portion		(7,080)	(11,268)
		79,237	107,787
Long-term loans from Sinopec Group
Company and fellow subsidiaries
Renminbi denominated	Interest rates ranging from interest free to	42,275	43,225
	6.15% per annum at 30 June 2015 with
	maturities through 2021
US Dollar denominated	Interest rates ranging from 1.85% to	145	112
	1.88% per annum at 30 June 2015
	with maturities in 2015
Less: Current portion		(220)	(192)
		42,200	43,145

		121,437	150,932

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

26	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note:

(i)	These corporate bonds are guaranteed by Sinopec Group Company and carried at amortised cost.

(ii)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. As at 27 January 2015, at the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total nominal value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company with a conversion price of RMB 4.89 per share. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 million (527,760 convertible bonds). As at 17 February 2015, the Company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bond (including the accrued interest and interest tax accrued thereon).

The changes in the fair value of the derivative component from 31 December 2014 to 30 June 2015 resulted in an realised loss of RMB 259 million (2014: unrealised loss of RMB 2,221 million), which has been recorded in the “finance costs” section of the consolidated income statement for the six-month period ended 30 June 2015.

As at 30 June 2015, the 2011 Convertible Bonds have been fully converted or redeemed (2014: liability component RMB 13,433 million, derivative component RMB 3,288 million).

27	TRADE ACCOUNTS AND BILLS PAYABLES

	30 June	31 December
	2015	2014
	RMB million	RMB million
Amounts due to third parties	150,914	181,519
Amounts due to Sinopec Group Company and fellow subsidiaries	8,763	13,575
Amounts due to associates and joint ventures	4,290	3,272
	163,967	198,366
Bills payable	3,912	4,577
Trade accounts and bills payables measured at amortised cost	167,879	202,943

The ageing analysis of trade accounts and bills payables are as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Within 1 month or on demand	146,919	184,697
Between 1 month and 6 months	12,639	13,138
Over 6 months	8,321	5,108
	167,879	202,943

28	ACCRUED EXPENSES AND OTHER PAYABLES

	30 June	31 December
	2015	2014
	RMB million	RMB million
Salaries and welfare payable	3,366	839
Interest payable	976	1,695
Other payables	56,961	83,047
Financial liabilities carried at amortised costs	61,303	85,581
Taxes other than income tax	27,962	27,586
Receipts in advance	82,573	89,918
Derivative financial instruments	9,897	18,990
	181,735	222,075

29	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2015	2014
	RMB million	RMB million
Balance at 1 January	29,613	26,004
Provision for the period	983	603
Accretion expenses	520	497
Utilised	(31)	(44)
Exchange adjustments	(3)	(15)
Balance at 30 June	31,082	27,045

30	SHARE CAPITAL

	30 June	31 December
	2015	2014
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2014: 92,766,957,040) of RMB 1.00 each	95,558	92,767
25,513,438,600 listed H shares (2014: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	118,280

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

30	SHARE CAPITAL (Continued)

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the six-month period ended 30 June 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2015, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 15.2% (2014: 20.3%) and 46.5% (2014: 55.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 26 and 31, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

31	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments

The Group leases land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contain escalation provisions that may require higher future rental payments.

At 30 June 2015 and 31 December 2014, the future minimum lease payments under operating leases are as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Within one year	13,382	13,909
Between one and two years	13,361	13,480
Between two and three years	13,205	13,113
Between three and four years	13,083	12,984
Between four and five years	12,786	13,063
Thereafter	290,271	297,425
	356,088	363,974

Capital commitments

At 30 June 2015 and 31 December 2014, capital commitments are as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Authorised and contracted for (i)	113,792	138,795
Authorised but not contracted for	43,641	102,386
	157,433	241,181

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 3,772 million (2014: RMB 4,030 million).

31	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures at market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed.

Estimated future annual payments are as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Within one year	272	312
Between one and two years	107	160
Between two and three years	23	32
Between three and four years	22	22
Between four and five years	21	19
Thereafter	817	811
	1,262	1,356

Contingent liabilities

At 30 June 2015 and 31 December 2014, guarantees in respect of facilities granted to the parties below were as follows:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Joint ventures	596	168
Others	5,601	5,552
	6,197	5,720

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 30 June 2015 and 31 December 2014, it was not probable that the Group will be required to make payments under the guarantees. Thus no liability has been accrued for the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group recognized normal routine pollutant discharge fees of approximately RMB 2,461million for the six-month period in the consolidated financial statements ended 30 June 2015 (2014: RMB 1,979 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

32	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		Six-month periods ended 30 June
	Note	2015	2014
		RMB million	RMB million
Sales of goods	(i)	110,700	157,629
Purchases	(ii)	47,586	66,374
Transportation and storage	(iii)	603	743
Exploration and development services	(iv)	9,237	12,654
Production related services	(v)	3,158	3,411
Ancillary and social services	(vi)	3,266	3,269
Operating lease charges for land	(vii)	5,313	5,384
Operating lease charges for buildings	(vii)	226	237
Other operating lease charges	(vii)	99	131
Agency commission income	(viii)	45	66
Interest income	(ix)	71	58
Interest expense	(x)	672	690
Net deposits (placed with)/withdrawn from related parties	(ix)	(2,949)	453
Net loans (repaid to)/obtained from related parties	(xi)	(10,633)	36,725

The amounts set out in the table above in respect of the six-month periods ended 30 June 2015 and 2014 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-months period ended 30 June 2015 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 44.454 billion (2014: RMB 56.595 billion) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 34.977 billion (2014: RMB 47.015 billion), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 3.266 billion (2014: RMB 3.269 billion), operating lease charges for land and buildings paid by the Group of RMB 5.313 billion and RMB 226 million (2014: RMB 5.384 billion and RMB 237 million), respectively and interest expenses of RMB 672 million (2014: RMB 690 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 35.130 billion (2014: RMB 43.800 billion), comprising RMB 35.055 billion (2014: RMB 43.738 billion) for sales of goods, RMB 71 million (2014: RMB 58 million) for interest income and RMB 4 million (2014: RMB 4 million) for agency commission income.

As at 30 June 2015 and 31 December 2014, there were no guarantees given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 31.

32	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2015 was RMB 7,170 million (2014: RMB 4,221 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2015. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive Agreement for Mutual Provision of Products and Ancillary Services (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

‧
The Company has entered into a non-exclusive Agreement for Provision of Cultural and Educational, Health Care and Community Services with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

32	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Pursuant to the resolutions passed at the Directors’ meeting held on 31 October 2014, the Group acquired the equity interests of YASREF from Sinopec Group Company. The acquisition has been completed in 2014 (Note 18).

Pursuant to the Share Repurchase Agreement and Disposal Agreement by the Company and Sinopec Yizheng Chemical Fibre Company Limited (Yizheng Chemical Fibre Co., Ltd.) on 12 September 2014, Yizheng Chemical Fibre Co., Ltd repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company and issued shares to Sinopec Group Company for the acquisition of 100% equity Interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of the Sinopec Group Company). These transactions were completed in December 2014 (Note 35).

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	At	At
	30 June 2015	31 December 2014
	RMB million	RMB million
Trade accounts receivable	21,408	25,478
Prepaid expenses and other current assets	2,601	3,564
Long-term prepayments and other non-current assets	16,763	14,935
Total	40,772	43,977
Trade accounts payable	13,053	16,847
Accrued expenses and other payables	12,947	24,711
Other long-term liabilities	7,424	6,470
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	93,277	102,965
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	42,200	43,145
Total	168,901	194,138

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 26.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the six-month period ended 30 June 2015, and as at and for the year ended 31 December 2014, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB’000	RMB’000
Short-term employee benefits	4,820	5,010
Retirement scheme contributions	401	275
	5,221	5,285

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 33. As at 30 June 2015 and 31 December 2014, the balance for the contribution to post-employment benefit plans was not material.

32	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

‧	sales and purchases of goods and ancillary materials;

‧	rendering and receiving services;

‧	lease of assets;

‧	depositing and borrowing money; and

‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

33	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 18.0% to 23.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the six-month period ended 30 June 2015 were RMB3,992 million (2014: RMB 3,910 million).

34	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

34	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Turnover
Exploration and production
External sales	29,041	34,744
Inter-segment sales	37,982	73,381
	67,023	108,125
Refining
External sales	63,478	90,486
Inter-segment sales	419,928	559,040
	483,406	649,526
Marketing and distribution
External sales	555,472	718,961
Inter-segment sales	1,639	2,377
	557,111	721,338
Chemicals
External sales	140,752	177,223
Inter-segment sales	21,840	32,541
	162,592	209,764
Corporate and others
External sales	232,949	316,750
Inter-segment sales	182,119	328,294
	415,068	645,044
Elimination of inter-segment sales	(663,508)	(995,633)

Turnover	1,021,692	1,338,164
Other operating revenues
Exploration and production	3,378	5,702
Refining	2,329	2,443
Marketing and distribution	8,527	5,589
Chemicals	3,714	3,628
Corporate and others	722	646
Other operating revenues	18,670	18,008

Turnover and other operating revenues	1,040,362	1,356,172

34	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	(1,826)	28,263
– Refining	15,320	9,755
– Marketing and distribution	15,188	18,794
– Chemicals	10,103	(3,968)
– Corporate and others	776	(261)
– Elimination	982	(315)
Total segment operating profit	40,543	52,268
Share of profits from associates and joint ventures
– Exploration and production	(274)	1,513
– Refining	875	(66)
– Marketing and distribution	698	447
– Chemicals	1,702	(484)
– Corporate and others	1,072	566
Aggregate share of profits from associates and joint ventures	4,073	1,976
Investment income
– Exploration and production	(3)	1
– Refining	(7)	3
– Marketing and distribution	62	98
– Chemicals	7	–
– Corporate and others	11	174
Aggregate investment income	70	276
Net finance costs	(3,404)	(8,761)

Profit before taxation	41,282	45,759

	At 30 June	At 31 December
	2015	2014
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	440,216	453,060
– Refining	273,824	297,884
– Marketing and distribution	274,938	276,298
– Chemicals	152,559	162,685
– Corporate and others	144,908	147,015
Total segment assets	1,286,445	1,336,942
Interest in associates and joint ventures	84,844	80,593
Available-for-sale financial assets	1,075	868
Deferred tax assets	6,376	6,979
Cash and cash equivalents and time deposits with financial institutions	74,203	10,100
Other unallocated assets	17,412	15,886
Total assets	1,470,355	1,451,368
Liabilities
Segment liabilities
– Exploration and production	81,328	100,552
– Refining	54,480	67,327
– Marketing and distribution	105,367	118,493
– Chemicals	23,068	27,532
– Corporate and others	115,374	138,930
Total segment liabilities	379,617	452,834
Short-term debts	61,399	75,183
Income tax payable	2,623	1,091
Long-term debts	79,237	107,787
Loans from Sinopec Group Company and fellow subsidiaries	135,477	146,110
Deferred tax liabilities	10,071	7,820
Other unallocated liabilities	14,974	14,966
Total liabilities	683,398	805,791

34	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
Capital expenditure
Exploration and production	13,418	20,743
Refining	3,187	6,592
Marketing and distribution	3,781	5,830
Chemicals	2,519	4,670
Corporate and others	603	1,351
	23,508	39,186
Depreciation, depletion and amortisation
Exploration and production	23,806	23,164
Refining	8,168	7,333
Marketing and distribution	7,345	6,007
Chemicals	6,131	5,970
Corporate and others	799	759
	46,249	43,233
Impairment losses on long-lived assets
Refining	—	8
Marketing and distribution	5	39
Chemicals	140	1,025
	145	1,072

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2015	2014
	RMB million	RMB million
External sales
Mainland China	813,136	1,023,133
Others	227,226	333,039
	1,040,362	1,356,172

	30 June	31 December
	2015	2014
	RMB million	RMB million
Non-current assets
Mainland China	993,010	1,003,521
Others	57,590	64,589
	1,050,600	1,068,110

35	PRINCIPAL SUBSIDIARIES

At 30 June 2015, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

			Interests
	Particulars of	Interests held	held by
	issued capital	by the	non-controlling
Name of company	(million)	Company %	interests %	Principal activities

China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Marketing Company Limited	RMB 28,403	70.42	29.58	Marketing and distribution of refined
(“Marketing Company”) (i)				petroleum products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate
				petrochemical products and petroleum products
Fujian Petrochemical Company Limited	RMB 5,745	50.00	50.00	Manufacturing of plastics,
(“Fujian Petrochemical”) (ii)				intermediate petrochemical
				products and petroleum products
Sinopec Shell (Jiangsu) Petroleum Marketing	RMB 830	60.00	40.00	Marketing and distribution of
Company Limited				refined petroleum products
BP Sinopec (Zhejiang) Petroleum Company Limited	RMB 800	60.00	40.00	Marketing and distribution of
				refined petroleum products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
China International United Petroleum and	RMB 3,000	100.00	—	Trading of crude oil and
Chemical Company Limited				petrochemical products
Sinopec Senmei (Fujian) Petroleum Limited	RMB 1,840	55.00	45.00	Marketing and distribution of
				refined petroleum products
Sinopec (Hong Kong) Limited	HKD 13,277	100.00	—	Trading of petrochemical products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate
				petrochemical products and
				petroleum products
Sinopec Shanghai Petrochemical Company Limited	RMB 7,200	50.56	49.44	Manufacturing of synthetic fibres,
(“Shanghai Petrochemical”)				resin and plastics, intermediate
				petrochemical products and
				petroleum products
Sinopec Kantons Holdings Limited	HKD 248	60.34	39.66	Trading of crude oil and
(“Sinopec Kantons”)				petroleum products
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	—	Production and sale of polyester
(“Yizheng Chemical Fibre”) (iii)				chips and polyester fibres
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate
				petrochemical products
				and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of
				petrochemical products
Sinopec International Petroleum Exploration and	RMB 8,000	100.00	—	Investment in exploration,
Production Limited (“SIPL”)				production and sale of petroleum
				and natural gas
Sinopec Fuel Oil Sales Company Limited	RMB 2,200	100.00	—	Marketing and distribution of
				refined petroleum products
Sinopec Great Wall Energy & Chemical Company Limited	RMB 18,863	100.00	—	Coal chemical industry investment
(“GWEC”) (iv)				management, production and
				sales of coal chemical products
Sinopec Great Wall Energy & Chemical (Ningxia)	RMB 5,130	95.00	5.00	Production and sale of electricity,
Company Limited (“Ningxia Nenghua”) (iv)				cement and coal
Sinopec Beihai Refining and Chemical Limited	RMB 5,294	98.98	1.02	Import and processing of crude oil,
Liability Company				production, storage and sale of
				petroleum products and
				petrochemical products
Sinopec-SK(Wuhan) Petrochemical Company Limited	RMB 6,270	65.00	35.00	Production, sale, research and
(“Zhonghan Wuhan”)				development of ethylene and
				downstream byproducts
Sinopec Zhanjiang Dongxing Petrochemical	RMB 4,397	75.00	25.00	Manufacturing of intermediate
Company Limited				petrochemical products and
				petroleum products
Sinopec Pipeline Storage & Transportation	RMB 12,000	100.00	—	Pipeline storage and
Company Limited				transportation of crude oil

35	PRINCIPAL SUBSIDIARIES (Continued)

Except for Sinopec Kantons and Sinopec (Hong Kong) Limited, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Marketing Company, a subsidiary of the Group on 1 April 2014.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on 6 March 2015.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect its return through its power over the entity.

(iii)
Pursuant to the Share Repurchase Agreement and Disposal Agreement entered into between the Company and Yizheng Chemical Fibre Co., Ltd. on 12 September 2014, Yizheng Chemical Fibre Co., Ltd. repurchased and cancelled the 40.25% of its equity interests held by the Company in exchange for the transfer of its outgoing business to the Company, pursuant to which this business was injected into Yizheng Chemical Fibre.

Pursuant to the Acquisition Agreement between Sinopec Group Company and Yizheng Chemical Fibre Co., Ltd. on the same date, Yizheng Chemical Fibre Co., Ltd. issued shares to Sinopec Group Company for the acquisition of a 100% equity interest of Sinopec Oilfield Service Corporation (a wholly-owned subsidiary of Sinopec Group Company). The above transactions were inter-conditional and were completed in December 2014.

The Group accounted for the transaction pursuant to the Share Repurchase Agreement as a transaction with non-controlling interests since the control of business had not been lost, which resulted in an increase in capital reserve of the Group’s consolidated financial statement amounting to RMB 3,227 million and decrease of non-controlling interests amounting to RMB 2,867 million.

(iv)
On 1 August 2014, GWEC acquired an additional 45% of the equity interest in shares in Ningxia Nenghua (GWEC previously held a 50% equity interest) and obtained control of Ningxia Nenghua (a coal chemical producer) which the Group accounted for as a subsidiary of GWEC thereafter. The cash consideration was RMB 2,593 million. The fair value of the 50% equity interest held before the business combination was RMB 2,881 million. The fair value of the assets and liabilities of Ningxia Nenghua primarily include construction in progress (RMB 14,094 million), property, plant and equipment (RMB 3,293 million) and borrowings (RMB 11,862 million) and no goodwill was resulted from the business combination.

Summarised financial information on subsidiaries with material non-controlling interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised consolidated balance sheet

	Fujian Petrochemical		Shanghai Petrochemical (v)	Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	At 30 June	At 31 December	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December	At 30 June	At 31 December
	2015	2014	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	297	436	9,510	1,093	1,581	20,380	15,416	169,208	131,012	1,796	1,724
Current liabilities	(214)	(224)	(12,485)	(410)	(928)	(7,089)	(2,387)	(198,704)	(280,010)	(10,697)	(13,023)
Net current assets/(liabilities)	83	212	(2,975)	683	653	13,291	13,029	(29,496)	(148,998)	(8,901)	(11,299)
Non-current assets	4,984	4,050	21,395	7,713	7,536	43,858	47,623	227,635	229,281	16,354	16,874
Non-current liabilities	(871)	(996)	(1,649)	(76)	(82)	(32,387)	(35,877)	(1,728)	(1,456)	(917)	—
Net non-current assets	4,113	3,054	19,746	7,637	7,454	11,471	11,746	225,907	227,825	15,437	16,874
Net assets	4,196	3,266	16,771	8,320	8,107	24,762	24,775	196,411	78,827	6,536	5,575
Attributable to owners of the Company	2,098	1,633	8,342	5,003	4,873	7,306	7,370	133,722	72,701	4,248	3,624
Attributable to non-controlling interests	2,098	1,633	8,429	3,317	3,234	17,456	17,405	62,689	6,126	2,288	1,951

Summarised consolidated statement of comprehensive income

Six-month period ended 30 June	Fujian Petrochemical		Shanghai Petrochemical (v)	Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	3,073	3,377	51,345	339	2,775	3,661	4,803	564,131	608,194	7,334	9,002
Profit/(loss) for the period	930	(304)	(121)	344	298	8	2,455	12,150	10,414	956	(246)
Total comprehensive income/(loss)	930	(303)	(121)	261	244	(13)	2,691	12,295	9,036	956	(246)
Comprehensive profit/(loss) attributable to non-controlling interests	465	(152)	(58)	104	97	51	1,410	3,929	244	335	(86)
Dividends paid to non-controlling interests	—	—	271	19	35	—	—	—	—	—	—

35	PRINCIPAL SUBSIDIARIES (Continued)

Summarised statement of cash flows

Six-month period ended 30 June	Fujian Petrochemical		Shanghai Petrochemical (v)	Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Net cash (used in)/generated from operating activities	(72)	58	637	184	74	2,168	2,210	9,675	3,447	1,779	(51)
Net cash generated from/(used in) investing activities	30	(342)	(375)	(173)	(333)	(2,448)	(2,930)	(7,120)	5,847	(2,632)	(1,690)
Net cash (used in)/generated from financing activities	(107)	271	(74)	—	23	641	773	33,284	28,648	675	3,047
Net (decrease)/increase in cash and cash equivalents	(149)	(13)	188	11	(236)	361	53	35,839	37,942	(178)	1,306
Cash and cash equivalents at 1 January	380	222	133	628	1,331	1,327	2,467	60,478	3,756	337	—
Effect of foreign currency exchange rate changes	—	—	—	(1)	(66)	(11)	26	327	14	11	1
Cash and cash equivalents at 30 June	231	209	321	638	1,029	1,677	2,546	96,644	41,712	170	1,307

Note:

(v)	The listed company will announce its financial information for the period ended 30 June 2015 later than the Company, therefore its 2015 financial information is not currently disclosed.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 30 June 2015, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 299,319 million (2014: RMB 302,570 million) on an unsecured basis, at a weighted average interest rate of 2.46% per annum (2014: 3.51%). At 30 June 2015, the Group’s outstanding borrowings under these facilities were RMB 68,585 million (2014: RMB 78,983 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	30 June 2015
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	61,399	61,857	61,857	—	—	—
Long-term debts	79,237	94,188	3,368	34,785	32,191	23,844
Loans from Sinopec Group Company and fellow subsidiaries	135,477	136,435	93,639	469	6,767	35,560
Trade accounts payable	163,967	163,967	163,967	—	—	—
Bills payable	3,912	3,912	3,912	—	—	—
Accrued expenses and other payables	71,200	71,200	71,200	—	—	—
	515,192	531,559	397,943	35,254	38,958	59,404

	31 December 2014
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	75,183	75,794	75,794	—	—	—
Long-term debts	107,787	129,849	4,328	16,411	63,221	45,889
Loans from Sinopec Group Company and fellow subsidiaries	146,110	147,321	103,475	1,301	6,634	35,911
Trade accounts payable	198,366	198,366	198,366	—	—	—
Bills payable	4,577	4,577	4,577	—	—	—
Accrued expenses and other payables	104,571	104,571	104,571	—	—	—
	636,594	660,478	491,111	17,712	69,855	81,800

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Market risk (Continued)

Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in US Dollars, Japanese Yen and Hong Kong Dollars. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	30 June	31 December
	2015	2014
	million	million
Gross exposure arising from loans and borrowings
United State Dollars (“USD”)	USD 5,216	USD 8,382
Euro (“EUR”)	EUR 132	EUR 57
Japanese Yen (“JPY”)	—	JPY 8,662
Hong Kong Dollars (“HKD”)	HKD 6	HKD 6

A 5 percent strengthening of Renminbi against the following currencies at 30 June 2015 and 31 December 2014 would have increased net profit for the period/year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	30 June	31 December
	2015	2014
	RMB million	RMB million
US Dollars	1,196	1,923
Euro	34	16
Japanese Yen	—	17

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 26.

As at 30 June 2015, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB 519 million (2014: RMB 1,040 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2014.

Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 30 June 2015, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 30 June 2015 are set out in Notes 24 and 28.

As at 30 June 2015, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB 727 million (2014: decrease/increase RMB 190 million), and decrease/increase the Group’s other reserves by approximately RMB 17,984 million (2014: increase/decrease RMB 737 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2014.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2015

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	227	—	—	227
Derivative financial instruments:
– Derivative financial assets	259	1,619	—	1,878
	486	1,619	—	2,105
Liabilities
Derivative financial instruments:
– Other derivative financial liabilities	2,376	7,521	—	9,897
	2,376	7,521	—	9,897

At 31 December 2014

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

During the six-month period ended 30 June 2015 there were no transfers between instruments in Level 1 and Level 2.

36	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characterisitics and maturities ranging from 0.77% to 5.40% (2014: 0.33% to 6.15%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2015 and 31 December 2014:

	30 June	31 December
	2015	2014
	RMB million	RMB million
Carrying amount	86,317	115,767
Fair value	84,330	112,362

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2015 and 31 December 2014.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated interim financial statements.

37	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Depreciation rates are determined based on estimated proved developed reserve quantities (the denominator) and capitalised costs of producing properties (the numerator). Producing properties’ capitalised costs are amortised based on the units of oil or gas produced.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

38	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 30 June 2015 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Note	Six-month periods ended 30 June
		2015	2014
		RMB million	RMB million
Net profit under ASBE		30,542	32,694
Adjustments:
Government grants	(i)	57	56
Safety production fund	(ii)	1,009	1,101
Profit for the period under IFRS*		31,608	33,851

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	30 June	31 December
		2015	2014
		RMB million	RMB million
Shareholders’ equity under ASBE		788,418	647,095
Adjustments:
Government grants	(i)	(1,461)	(1,518)
Safety production fund	(ii)	—	—
Total equity under IFRS*		786,957	645,577

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 26 August 2015 (Wednesday) at the legal address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations:

1	The original interim report for the first half of 2015 signed by Mr. Wang Yupu, Chairman of the Board;

2
The original audited financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2015 prepared in accordance with IFRS and ASBE, signed by Mr. Wang Yupu, Chairman of the Board, Mr. Li Chunguang, Director and President, Mr. Wang Xinhua, Chief Financial Officer, and Mr. Wang Dehua head of the Corporate Finance Department;

3	The original auditors’ reports in respect of the above financial statements signed by the auditors; and

4	All documents and announcements published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board

Wang Yupu
Chairman

Beijing, PRC, 26 August 2015

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the PRC Securities Law and Management Rules for Information Disclosure by Listed Companies promulgated by the CSRC, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2015 interim report of Sinopec Corp. and concluded that this interim report truly and objectively represents Sinopec Corp.’s business performance in the first half of 2015, it contains no false representations, misleading statements or material omissions and complies with the requirements of the CSRC and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Wang Yupu	Li Chunguang	Zhang Jianhua	Wang Zhigang

Dai Houliang	Zhang Haichao	Jiao Fangzheng	Jiang Xiaoming

Andrew Y. Yan	Tang Min	Fan Gang	Wang Xinhua

Lei Dianwu	Ling Yiqun	Jiang Zhenghong	Chang Zhenyong

Huang Wensheng

26 August 2015

This interim report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 26, 2015